

POWER
CORPORATION
OF CANADA

QUARTERLY REPORT

for the six months ended June 30, 2004

751 VICTORIA SQUARE, MONT[illegible] TELEPHONE (514) 286-7400 FAX (514) 286-7424



To the Shareholders

Power Corporation of Canada's operating earnings for the six-month period ended June 30, 2004 were $480 million or $2.10 per share, compared with $394 million or $1.70 per share for the same period in 2003. This represents a 23.5 per cent increase on a per share basis.

Growth in operating earnings reflects a strong increase in the contribution from Power Financial Corporation, partly offset by a decrease in results from corporate activities.

Other income was $9 million or $0.04 per share for the six-month period ended June 30, 2004, consisting primarily of the Corporation's share of Power Financial's other income. In the first six months of 2003, other income was a charge of $7 million or $0.03 per share.

Net earnings for the six months ended June 30, 2004 were $489 million or $2.14 per share, compared with $387 million or $1.67 per share in 2003, an increase of 28.1 per cent on a per share basis.

SECOND QUARTER RESULTS

For the quarter ended June 30, 2004, operating earnings of the Corporation were $271 million or $1.19 per share compared with $220 million or $0.95 per share in the second quarter of 2003, an increase of 25.3 per cent on a per share basis.

Other income was $11 million or $0.05 per share in the second quarter of 2004. In the corresponding period of 2003, other income was nil.

As a result, net earnings were $282 million or $1.24 per share for the quarter ended June 30, 2004, compared with $220 million or $0.95 per share in 2003, an increase of 30.5 per cent on a per share basis.



RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation reported operating earnings for the six-month period ended June 30, 2004 of $758 million or $2.06 per share, compared with $588 million or $1.59 per share for the same period in 2003. This represents a 29.6 per cent increase on a per share basis.

Growth in operating earnings reflects a strong increase in the contribution from subsidiaries and affiliate. The contribution from Great-West Lifeco to Power Financial's operating earnings in 2004 includes the additional contribution from shares of Great-West Lifeco acquired in July 2003.

Other income was $15 million or $0.04 per share for the six-month period ended June 30, 2004. In the first six months of 2003, other income was a charge of $10 million or $0.03 per share.

Net earnings for the six-month period ended June 30, 2004 were $773 million or $2.10 per share, compared with $578 million or $1.56 per share for the same period in 2003, an increase of 34.6 per cent on a per share basis.

For the quarter ended June 30, 2004, operating earnings of Power Financial were $416 million or $1.13 per share, compared with $325 million or $0.88 per share in the second quarter of 2003, an increase of 28.4 per cent on a per share basis.

Other income was $18 million or $0.05 per share in the second quarter of 2004. In the corresponding period of 2003, other income was nil.

As a result, net earnings were $434 million or $1.18 per share for the quarter ended June 30, 2004, compared with $325 million or $0.88 per share in 2003, an increase of 34.1 per cent on a per share basis.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman and
Co-Chief Executive Officer

André Desmarais
President and
Co-Chief Executive Officer

July 30, 2004



Management's Discussion and Analysis of Operating Results

FORWARD-LOOKING STATEMENTS This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, global economic and financial conditions, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Corporation of Canada ("Power Corporation" or the "Corporation") for the three-month and six-month periods ended June 30, 2004. This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Corporation and notes thereto for the three-month and six-month periods ended June 30, 2004; management's discussion and analysis of operating results for the year ended December 31, 2003 dated April 2, 2004 and filed on May 13, 2004 (the "2003 MD&A"); the consolidated financial statements and notes thereto for the year ended December 31, 2003; and the unaudited interim consolidated financial statements and notes thereto for the three-month period ended March 31, 2004. Additional information relating to Power Corporation, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

The information contained in the sections concerning Power Financial Corporation ("Power Financial"), Great-West Lifeco Inc. ("Lifeco"), and IGM Financial Inc. ("IGM") has been summarized from quarterly information publicly disclosed by these companies. More information on these subsidiaries and in particular Lifeco and IGM, including their operations and products as well as disclosure relating to the outlook and the relevant trends, risks and uncertainties relating to these companies, can be found in their annual and interim financial statements and related management discussion and analysis. These reports are available from the Secretary of Lifeco, IGM, or Power Financial, respectively. They are also available from the Web sites of Lifeco (www.greatwestlifeco.com), IGM (www.investorsgroup.com) or Power Financial (www.powerfinancial.com).

As in 2003, Pargesa will release its six-month results during the month of September and, consequently, specific information relating to this company is not disclosed herein. The contribution from Parjointco, which holds Power Financial's interest in Pargesa for the three-month and six-month periods ended June 30, 2004 reflected in the unaudited interim consolidated financial statements of Power Corporation for the period ending June 30, 2004, has therefore been established by Power Financial on the basis of estimated figures. In accordance with the practice in prior years, any difference between this estimated contribution and actual



figures resulting from the release by Pargesa of its six-month results in September will be recorded by Power Financial in the third quarter. Readers can also access Pargesa's Web site, either directly (www.pargesa.ch), or through Power Corporation's Web site.

OVERVIEW

Power Corporation is a holding company whose principal asset is its controlling interest in Power Financial. As of June 30, 2004, Power Corporation held a 66.4 per cent equity and voting interest in Power Financial, compared with a 67.1 per cent interest at the end of 2003. The decrease in Power Corporation's interest in Power Financial results from the issuance by Power Financial of common shares under its Employee Stock Option Plan.

Power Financial holds substantial interests in the financial services industry through its controlling interest in each of Lifeco and IGM. Power Financial also holds an interest in Pargesa together with the Frère group of Belgium.

LIFECO

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company ("Great-West Life"), London Life Insurance Company ("London Life") and The Canada Life Assurance Company ("Canada Life"), and in the United States through Great-West Life & Annuity Insurance Company ("GWL&A") and Canada Life.

In Canada, Great-West Life and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Europe segment, established in the second quarter of 2004, is composed of two distinct businesses: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, Germany and around the world; and Reinsurance, which operates primarily in the United States and Europe.

Great-West Life provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through its subsidiary London Reinsurance Group ("LRG").



In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of healthcare and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

At the end of June, 2004, Power Financial and Investors Group held 70.5 per cent and 4.2 per cent, respectively, of Lifeco's common equity, representing approximately 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

IGM

During the second quarter, IGM received shareholder and regulatory approval to change its name from Investors Group Inc. ("Investors Group") to IGM Financial Inc. This change only affects the name of the public company and does not affect the name of the Investors Group financial planning and mutual fund organization. Both Investors Group and Mackenzie Financial Corporation ("Mackenzie") will continue to operate under their current names and through their existing brands. The new name reflects the evolution of the public company, and more accurately represents the structure of the organization today.

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its two operating units, Investors Group and Mackenzie, which offer their own distinctive products and services through separate advice channels encompassing over 43,000 consultants and independent financial advisors.

Investors Group, through a network of 3,200 consultants nationwide, provides personal financial solutions to its clients who receive comprehensive financial planning advice and service, including investment, retirement, tax and estate planning. Investors Group has top quality investment management, and offers a full range of investments through its own proprietary funds and third-party advised funds, along with a broad selection of insurance, securities, banking and mortgage products and services.

Mackenzie is a multifaceted investment management and financial services corporation, which was founded in 1967. Mackenzie mutual funds are sold through relationships with nearly 40,000 independent financial advisors across Canada.



On May 10, 2004, IGM acquired a 74.7% interest in Investment Planning Counsel Inc. ("Investment Planning Counsel") for total consideration of $100.3 million. This acquisition will expand IGM's presence in the independent financial planning channel. Investment Planning Counsel is the fifth largest financial planning firm in Canada and has an effective and committed management team as well as over 600 financial planners, and had mutual fund assets under management of $1.3 billion (Counsel Group of Funds) and total assets under management and administration of $7.4 billion at June 30, 2004. The transaction was structured to maintain the entrepreneurial character of Investment Planning Counsel and was consistent with IGM's strategy of owning leading businesses in both manufacturing and distribution within the advice segment of the financial services industry. Investment Planning Counsel is operating as a separate entity and is being managed by its existing leadership team.

At the end of June 2004, Power Financial and Great-West Life held 55.9 per cent and 3.5 per cent, respectively, of IGM's common equity.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50 per cent interest in Parjointco N.V., which holds a 54.3 per cent equity interest in Pargesa representing 61.8 per cent of the voting rights of the company. The Pargesa group has substantial holdings in four major companies based in Europe, participating in media and entertainment through Bertelsmann AG ("Bertelsmann"); oil, gas and chemicals through Total S.A. ("Total"); energy, water and waste services through Suez S.A. ("Suez"); and specialty minerals through Imerys S.A. ("Imerys").

GESCA LTÉE

Through its wholly owned subsidiary, Gesca Ltée ("Gesca"), Power Corporation has an interest in the communications sector in Canada. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario, including *Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi. In recent years, Gesca has undertaken several initiatives aimed at focusing its resources on high-quality content. Among recent initiatives are the launch of the new format of *La Presse* in 2003; the investment in Workopolis, Canada's leading provider of recruitment and job search solutions in which Gesca owns a 20 per cent interest; and the acquisition in 2003 by *Éditions Gesca* of *Collection Choisir*, whose content has been grouped with Gesca's other assets.



POWER TECHNOLOGY INVESTMENT CORPORATION

Power Corporation also owns 100 per cent of Power Technology Investment Corporation ("PTIC"). PTIC is an investor in the biotechnology and technology sectors. Investments made by PTIC include at the end of June 2004 an approximate 16 per cent interest on a fully diluted basis in Neurochem Inc., a public company based in Montréal with products that are focused primarily on the central nervous system and on amyloid-related diseases associated with aging and chronic inflammatory diseases, and a 9 per cent interest in Adaltis Inc., a private company that develops, manufactures and markets laboratory products for the diagnosis of human diseases. PTIC also holds interests in various U.S.-based technology funds, as well as minority ownership positions in several companies.

ASIA

In Asia, the most significant investment of the Corporation is its 4.6 per cent interest in CITIC Pacific Ltd. ("CITIC Pacific") CITIC Pacific focuses on providing base infrastructure power generation, civil infrastructure, communications and aviation in Hong Kong and the mainland of China. CITIC Pacific also is engaged in marketing and distributing motor and consumer products, and property investment and management, which complements the other businesses of CITIC Pacific. In addition, Power Corporation is involved in a number of projects in China.

OTHER INVESTMENTS OR FUNDS

Over the years, Power Corporation has invested directly or through wholly owned subsidiaries in a selected number of funds including, since 2003, a limited portfolio of hedge funds. As previously disclosed, in 2001 Power Corporation committed to invest up to €100 million in Sagard FCPR, a private equity fund in Europe. The Corporation owns 100 per cent of the Paris-based management company of the fund.

OUTSTANDING NUMBER OF PARTICIPATING SHARES

As of June 30, 2004, there were 24,427,386 Participating Preferred Shares and 197,608,500 Subordinate Voting Shares of the Corporation outstanding, compared with 24,427,386 and 197,583,500, respectively, as of March 31, 2004, and 24,427,386 and 196,929,950, respectively as of December 31, 2003.

As announced at its meeting on May 12, 2004, the Board of Directors of the Corporation approved a subdivision of the Corporation's Subordinate Voting Shares and Participating Preferred Shares on a two-for-one basis, subject to the requisite approval of the holders of Subordinate Voting Shares and Participating Preferred Shares. A special meeting of the holders of Subordinate Voting Shares and Participating Preferred Shares was held on July 13, 2004, at



which the holders of Subordinate Voting Shares and Participating Preferred Shares approved the share subdivisions, which became effective on July 23, 2004. As a result, the number of Subordinate Voting Shares outstanding on that date increased from 197,608,500 to 395,217,000, and the number of Participating Preferred Shares increased from 24,427,386 to 48,854,772.

Because the share subdivisions were approved on July 13 and became effective on July 23, 2004, the per share figures pertaining to Power Corporation are reported on a pre-subdivision basis in this report, and the adjustment for the share subdivisions will be made in the third quarter.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of the Corporation, which are the basis of information presented in this report, have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and presented in Canadian dollars. Please refer to Note 1 of the financial statements.

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for using the equity method. Pargesa's financial statements, which are prepared in accordance with Swiss generally accepted accounting principles, are adjusted by Power Financial in order to conform to Canadian GAAP. These adjustments consist, among other things, of eliminating the effect of amortization of goodwill from Pargesa's results.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, adjusted if necessary as described above, is included as part of "other income" in the Corporation's financial statements.

CONTRIBUTION FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2004

As explained above, the contribution from the European affiliate for the three-month and six-months periods ended June 30, 2004 reflected in the unaudited interim consolidated financial statements of Power Corporation has been established by Power Financial on the basis of estimated figures. Following the same principles as in previous years, any difference between this estimated contribution and actual figures resulting from the release by Pargesa of its six-month results in September will be recorded by Power Financial in the third quarter.

For information purposes only, readers are reminded that in 2003 the impact of these differences on Power Financial's third-quarter results was positive by $3 million or $0.01 per share with



respect to operating earnings, and by $25 million or $0.07 per share with respect to non-operating earnings. In 2002, these differences represented a positive impact of $17 million or $0.05 per share in operating earnings, and a charge of $53 million or $0.15 per share in non-operating earnings.

RESULTS OF POWER CORPORATION OF CANADA

This section is an overview of the results of Power Corporation. Consistent with past practice, in this section Power Financial, Gesca and PTIC are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Corporation's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES

In analyzing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as "other income".

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to the readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item which management considers to be of a non-recurring nature or which could make the period-over-period comparison of results from operations difficult. Examples include the Corporation's share of other income and specific items of its subsidiaries, as well as specific corporate items.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements below, under the paragraph "Net earnings".



EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS (unaudited)

As explained above, per share amounts are presented on a pre-subdivision basis.

	For the six months ended June 30				For the three months ended June 30			
	2004		2003		**2004**		2003	
(in millions of dollars, except per share amounts)	**Total [(1)]**	**Per share**	Total [(1)]	Per share	**Total [(1)]**	**Per share**	Total [(1)]	Per share
Contribution from subsidiaries								
to operating earnings	**479**		373		**266**		208	
Results from corporate activities	**1**		21		**5**		12	
Operating earnings	**480**	**2.10**	394	1.70	**271**	**1.19**	220	0.95
Other income	**9**	**0.04**	(7)	(0.03)	**11**	**0.05**	-	-
Net earnings	**489**	**2.14**	387	1.67	**282**	**1.24**	220	0.95

(1) Before dividends on preferred shares, which amounted to $7 million and $8 million in the second quarter of 2004 and 2003, respectively, and to $15 million and $15 million in the first six months of 2004 and 2003, respectively.

A. OPERATING EARNINGS

Operating earnings of Power Corporation for the six-month period ended June 30, 2004 were $480 million or $2.10 per share, compared with $394 million or $1.70 per share for the corresponding period of 2003. This represents a 23.5 per cent increase on a per share basis.

For the three-month period ended June 30, 2004, operating earnings were $271 million or $1.19 per share, compared with $220 million or $0.95 per share in 2003, a 25.3 per cent increase on a per share basis.

Share of operating earnings from subsidiaries

Power Corporation's share of operating earnings from its subsidiaries increased by 28.4 per cent on a year-to-date basis, from $373 million in 2003 to $479 million in 2004. On a quarter-over-quarter basis, the increase was 27.9 per cent ($266 million in the second quarter of 2004, compared with $208 million in the corresponding quarter of 2003). This increase was primarily due to the growth in the contribution from Power Financial, whose operating earnings per share increased 29.6 per cent and 28.4 per cent, respectively, for the six-month and three-month periods ended June 30, 2004, compared to the same periods in 2003. For more details on results of Power Financial, please refer to the corresponding section of this report.

Results from corporate activities

Results from corporate activities include income from investments, operating expenses, depreciation and income taxes. Corporate activities contributed $1 million to operating earnings in the six-month period ended June 30, 2004, compared with $21 million in the corresponding period of last year. Income from investments decreased slightly in 2004 compared with 2003. Although the Corporation recorded a stronger contribution from investment funds and other



investments (including gains on the sale of securities received as distributions in kind) in 2004, this was offset by the fact that, in May 2003, the Corporation received its share of a special dividend from CITIC Pacific in the amount of $18 million before tax. In addition, there were increases in operating expenses and readers are reminded that during the first quarter of 2003, the Corporation recorded the positive impact of the release of income tax reserves.

For the three-month period ended June 30, 2004, corporate activities contributed $5 million to operating earnings, compared with $12 million in the corresponding period of 2003.

B. OTHER INCOME

Other income for the six-month period ended June 30, 2004 was $9 million or $0.04 per share, compared with a charge of $7 million or $0.03 per share in the six-month period of 2003. For the three-month period ended June 30, 2004, other income was $11 million or $0.05 per share, compared with nil in the same period in 2003.

Other income in 2004 includes the Corporation's share of other income recorded by Power Financial. It also included in the first quarter a net $16 million charge recorded in connection with the reduction in the carrying value of certain investments held by PTIC and a $16 million credit resulting from the reassessment of an existing provision.

In 2003, other income represented Power Corporation's share, through Power Financial, of non-operating items recorded within the Pargesa group.

C. NET EARNINGS

Net earnings for the six-month period ended June 30, 2004 were $489 million or $2.14 per share, compared with $387 million or $1.67 per share for the corresponding period in 2003.

For the three-month period ended June 30, 2004, net operating earnings were $282 million or $1.24 per share, compared with $220 million or $0.95 per share in 2003.



RECONCILIATION WITH FINANCIAL STATEMENTS –

The following charts show a reconciliation of the non-GAAP financial measures discussed above with financial statements of Power Corporation.

	For the six months ended June 30, 2004			For the three months ended June 30, 2004		
(in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per Financial Statements	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	**1,512**		**1,512**	**765**		**765**
Share of earnings of affiliates	**67**		**67**	**61**		**61**
Earnings before other income, income taxes and non-controlling interests	**1,579**		**1,579**	**826**		**826**
Other income		**0**	**0**		**13**	**13**
Earnings before income taxes and non-controlling interests	**1,579**	**0**	**1,579**	**826**	**13**	**839**
Income taxes	**404**	**(5)**	**399**	**199**	**2**	**201**
Non-controlling interests	**695**	**(4)**	**691**	**356**	**0**	**356**
Net earnings	**480**	**9**	**489**	**271**	**11**	**282**
Preferred share dividends	**(15)**		**(15)**	**(7)**	**0**	**(7)**
Attributable to participating shareholders	**465**	**9**	**474**	**264**	**11**	**275**
Per share	**2.10**	**0.04**	**2.14**	**1.19**	**0.05**	**1.24**

	For the 6 months ended June 30, 2003			For the 3 months ended June 30, 2003		
(in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per Financial Statements	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	1,162		1,162	621		621
Share of earnings of affiliates	46		46	50		50
Earnings before other income, income taxes and non-controlling interests	1,208		1,208	671		671
Other income		(10)	(10)			
Earnings before income taxes and non-controlling interests	1,208	(10)	1,198	671		671
Income taxes	341		341	192		192
Non-controlling interests	473	(3)	470	259		259
Net earnings	394	(7)	387	220		220
Preferred share dividends	(15)		(15)	(8)		(8)
Attributable to participating shareholders	379	(7)	372	212		212
Per share	1.70	(0.03)	1.67	0.95		0.95



FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

(in millions of dollars)	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
	Consolidated basis		Equity basis[1]	
ASSETS				
Cash and cash equivalents	**3,783**	4,159	**473**	513
Investments	**84,965**	81,902	**5,894**	5,460
Other assets	**21,328**	21,138	**261**	245
Total	**110,076**	107,199	**6,628**	6,218
LIABILITIES				
Policy liabilities	**74,286**	71,498		
Other liabilities	**14,135**	14,899	**121**	176
Long-term debt	**4,096**	4,289		
	92,517	90,686	**121**	176
Non-controlling interests	**11,052**	10,471		
SHAREHOLDERS' EQUITY				
Non-participating shares	**547**	549	**547**	549
Participating shares [2]	**5,960**	5,493	**5,960**	5,493
Total	**110,076**	107,199	**6,628**	6,218
Consolidated assets and assets under administration	**256,956**	243,572		

(1) Condensed supplementary balance sheet with Power Financial, Gesca and PTIC accounted for using the equity method.

(2) Includes Participating Preferred Shares and Subordinate Voting Shares.

For condensed balance sheets of Power Financial, Lifeco and IGM, please refer to the sections relating to these companies in this MD&A.

Under the equity basis presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Corporation, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $473 million at the end of June 2004, compared with $513 million at the end of 2003.

Investments are principally composed of the carrying value of the Corporation's interest in its subsidiaries Power Financial, Gesca and PTIC, as well as the carrying value of its portfolio of funds and other securities.



The carrying value of Power Corporation's investment in Power Financial, Gesca and PTIC increased to $5,150 million at June 30, 2004, compared with $4,773 million at the end of 2003. This increase is due to:

- Power Corporation's share of net earnings from its subsidiaries and affiliate, net of dividends received in the period, of $299 million, and
- a net positive $92 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment through Power Financial in Lifeco's foreign operations and Pargesa.

Other investments amounted to $745 million at June 30, 2004, compared with $687 million at the end of 2003. The carrying value of the portfolio of marketable securities was $434 million ($434 million at the end of 2003) and consisted primarily of the carrying value of the investment in CITIC Pacific. The carrying value of the portfolio of funds held by the Corporation (excluding funds held by PTIC) was $279 million at June 30, 2004, compared with $215 million at the end of 2003. This figure does not include outstanding commitments to make future capital contributions for an aggregate amount of $206 million ($254 million at the end of 2003), including remaining commitments of $106 million for Sagard FCPR.

CASH FLOWS

A.CONSOLIDATED CASH FLOWS

For the six months ended June 30 (in millions of dollars)	**2004**	2003
Cash flow from operating activities	**1,952**	1,449
Cash flow from financing activities	**(717)**	734
Cash flow from investing activities	**(1,611)**	(1,559)
Increase (decrease) in cash and cash equivalents	**(376)**	624
Cash and cash equivalents, beginning of period	**4,159**	3,001
Cash and cash equivalents, end of period	**3,783**	3,625

On a consolidated basis, cash and cash equivalents decreased during the six-month period by $376 million, compared with an increase of $624 million in the corresponding period of last year.

Cash flows include Canada Life Financial Corporation ("CLFC") activity in 2004.



Operating activities produced a net inflow of $1,952 million during the period in 2004, compared with a net inflow of $1,449 million for the corresponding period of 2003.

Cash flow from financing activities resulted in a net outflow of $717 million in 2004, compared with a net inflow of $734 million in the six-month period of 2003. The 2004 outflow relates primarily to the dividends paid on participating and preferred shares, and also includes repayment of long-term debt by subsidiaries of $223 million. Included in the 2003 figure are gross proceeds from the issuance by Power Financial, in March, of Series I and J First Preferred Shares and 6.90% long-term debentures for a total amount of $600 million, as well as $150 million representing the cash consideration paid in May by Power Financial in connection with the redemption of all of its outstanding Series B First Preferred Shares. Also included in 2003 were the proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and IGM, respectively, as well as the repayment of $275 million of long-term debt by IGM.

Cash flow from investing activities resulted in a net outflow of $1,611 million in 2004, compared with a net outflow of $1,559 million in 2003. Included in the figure for 2003 were the purchases of CLFC and Lifeco common shares made by Power Financial during the months of May and June 2003, for a total amount of $257 million.

B. CORPORATE CASH FLOWS

Power Corporation is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from subsidiaries and income from investments, less operating expenses and income taxes. A significant component of corporate cash flows is made up of dividends received from Power Financial, which is also a holding company. Power Financial paid quarterly dividends of $0.325 and $0.325, respectively, on its common shares in the first and second quarters of 2004, compared with $0.28 and $0.28 per share, respectively, in the corresponding periods of 2003 (these figures are on a pre-subdivision basis). For more details about Power Financial's corporate cash flows, please refer to the corresponding section of this MD&A.

The quarterly dividend paid by Power Corporation in the second quarter was $0.2875 per participating share, for a total paid to-date in 2004 of $0.53125 per participating share. The corresponding dividends in 2003 were $0.24375 for the second quarter, and $0.45 for the six-month period. (All the previous figures are on a pre-subdivision basis).



At its meeting held on July 30, 2004, the Board of Directors of Power Corporation declared a quarterly dividend of $0.14375 per Participating Preferred and Subordinate Voting Share (on a post-subdivision basis) payable September 30, 2004 to shareholders of record September 7, 2004.

SHAREHOLDERS' EQUITY

Shareholders' equity was $6,507 million at the end of June 2004, compared with $6,042 million at the end of 2003. Stated capital related to non-participating shares was unchanged from year-end 2003, except for the 1986 Series whose stated capital decreased by $2 million in relation with the sinking fund provisions.

Participating shareholders' equity was $5,960 million at June 30, 2004, compared with $5,493 million at the end of 2003. The increase of $467 million was primarily due to:

- a $359 million increase in retained earnings, and
- a $88 million positive variation in foreign currency translation adjustments, relating to the Corporation's indirect investments through Power Financial in Lifeco's foreign operations and Pargesa, as explained above.

In addition, the Corporation issued 746,550 Subordinate Voting Shares during the six-month period ended June 30, 2004 (corresponding period in 2003 – 318,200) under the Executive Stock Option Plan, resulting in an increase in stated capital of $12 million (first half of 2003 – $3 million). During that same period, Power Corporation purchased and cancelled 68,000 Subordinate Voting Shares for an aggregate amount of $3.4 million, pursuant to its normal course issuer bid (first six months of 2003 – nil).

Book value per participating share, on a pre-subdivision basis, was $26.85 at the end of June 2004, compared with $24.81 at the end of 2003.

RATINGS OF THE CORPORATION

There has been no change in the ratings of the Corporation compared to December 31, 2003.

FUTURE ACCOUNTING CHANGES

Accounting Guideline 15, *Consolidation of Variable Interest Entities*, Accounting Guideline 18, *Investment Companies,* and amendments to Section 3860, *Financial Instruments – Disclosure and Presentation* will become effective on January 1, 2005. Power Corporation is reviewing the



potential impact that these new accounting requirements may have on the financial statements of the Corporation.

OFF-BALANCE SHEET ARRANGEMENTS

For an overview of off-balance sheet arrangements as of December 31, 2003, please refer to pages 16 and 17 of the 2003 full-year MD&A together with Notes 1, 3, 20 and 23 to the 2003 financial statements.

SECURITIZATIONS

There were no changes to the Corporation's liquidity management practices related to securitizations and no significant securitization transactions undertaken during the six-month period ended June 30, 2004.

DERIVATIVES

There have been no changes to the Corporation's policies and procedures with respect to the use of derivative instruments during the six-month period ended June 30, 2004. In addition, there has not been a significant change in either the notional amount outstanding or in the exposure to credit risk which represents the market value of those instruments which are in a gain position.

SYNDICATED LETTERS OF CREDIT

The total issued letters of credit referred to on page 87 of the 2003 MD&A was US$830 million at June 30, 2004.

CONTRACTUAL OBLIGATIONS

For an overview of contractual obligations as of December 31, 2003, please refer to page 47-a of the 2003 MD&A. For letters of credit, please refer above. As for other contractual obligations, although there have been no significant changes in the total amount of such obligations, long-term debt has been reduced by $193 million, while other obligations have increased.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments and other instruments as of December 31, 2003, please refer to page 47-b of the 2003 MD&A and to Notes 19 and 20 to the 2003 financial statements.

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Corporation for the six-month period ended June 30, 2004. In addition, there were no significant changes in the risks related to these



financial instruments and the policies and procedures designed to manage these risks during the period.

SUMMARY OF QUARTERLY RESULTS

In this table, per share amounts are presented on a pre-subdivision basis

(in millions of dollars, except per share amounts)	**2004**		2003				2002			
	Q2	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues [1]	**6,508**	**5,889**	5,291	21	4,562	4,873	4,798	4,996	4,273	4,950
Operating earnings [2][3][4]										
in millions of dollars	**271**	**209**	217	201	220	174	164	172	196	171
per share - basic	**1.19**	**0.91**	0.95	0.87	0.95	0.75	0.71	0.75	0.86	0.75
Other income [3]										
in millions of dollars	**11**	**(2)**	(16)	479		(7)	(15)	(42)	(1)	
per share - basic	**0.05**	**(0.01)**	(0.07)	2.15		(0.03)	(0.06)	(0.19)	(0.01)	
Net earnings										
in millions of dollars	**282**	**207**	201	680	220	167	149	130	195	171
per share - basic	**1.24**	**0.90**	0.88	3.02	0.95	0.72	0.65	0.56	0.85	0.75
per share - diluted	**1.21**	**0.89**	0.85	2.97	0.94	0.71	0.64	0.55	0.83	0.74

(1) As described in the 2003 MD&A, certain reinsurance transactions were entered into by The Great-West Life Assurance Company, London Life Insurance Company and Great-West Life & Annuity Assurance Company in 2003. The effect of these transactions is included in the decrease in revenues for the third quarter of 2003 compared to other quarters.

(2) As explained in the 2003 MD&A, the contribution from Lifeco to operating earnings includes the effects of the acquisition of CLFC by Lifeco commencing in the third quarter of 2003. The contribution from Lifeco in 2003 also includes the additional contribution provided by the additional shares of Lifeco acquired during the year, principally during the third quarter, net of related financing costs.

(3) The contribution from Pargesa to operating earnings in the second quarter of 2002, 2003 and 2004 includes Pargesa's share of the annual dividends paid by Total and Suez, which are carried at cost, as well as Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered to be a preferred dividend and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends received from Suez and Bertelsmann are received once a year; as for Total, which also used to pay a yearly dividend, it has recently announced its intention that, starting in the fall of 2004, it would pay its dividend in two instalments. Pargesa releases its six-month results only in September, and as a result, Pargesa's contribution to Power Financial' s second quarter earnings is based on estimates. Any adjustments to reflect actual results are recorded by Power Financial in the third quarter.

(4) For a definition of this non-GAAP financial measure, please refer to Presentation of Results – Non-GAAP Financial Measures on page 9 of this MD&A.



Power Financial Corporation

As indicated on page 4, Power Corporation held at June 30, 2004, 66.4 per cent of the common shares of Power Financial. As at that date, there were 352,326,840 Common Shares of Power Financial outstanding, compared with 348,416,840 as at December 31, 2003.

As announced at its meeting on May 11, 2004, the Board of Directors of Power Financial approved, subject to requisite approval of the holders of common shares of the corporation, a subdivision of the corporation's common shares on a two-for-one basis. A special meeting of the holders of common shares was held on July 13, 2004 at which the holders of common shares approved the share subdivision, which became effective on July 23, 2004. As a result, the number of common shares outstanding on that date increased from 352,326,840 to 704,653,680 shares.

Because the share subdivision was approved and became effective on July 23, 2004, the per share figures pertaining to Power Financial are reported on a pre-subdivision basis in this report, and any adjustment for the share subdivision will be made in the third quarter.

RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. Consistent with past practice, in this section Lifeco and IGM, which make the most significant contribution to the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES

In analyzing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as "other income".

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to the readers in their analysis of the results of the Corporation.



"Operating earnings" excludes the after-tax impact of any item which management considers to be of a non-recurring nature or which could make the period-over-period comparison of results from operations difficult. Examples include the Corporation's share of specific items identified by Lifeco and IGM, as well as any non-operating earnings of Pargesa or specific corporate items.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements below, under the paragraph "Net earnings".

EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS (unaudited)

As explained above, per share amounts are presented on a pre-subdivision basis.

	For the six months ended June 30				For the three months ended June 30			
	2004		2003		**2004**		2003	
(in millions of dollars, except per share amounts)	**Total [1]**	**Per share**	Total [1]	Per share	**Total [1]**	**Per share**	Total [1]	Per share
Contribution from subsidiaries and								
affiliate to operating earnings	**792**		593		**434**		329	
Results from corporate activities	**(34)**		(5)		**(18)**		(4)	
Operating earnings	**758**	**2.06**	588	1.59	**416**	**1.13**	325	0.88
Other income	**15**	**0.04**	(10)	(0.03)	**18**	**0.05**	--	--
Net earnings	**773**	**2.10**	578	1.56	**434**	**1.18**	325	0.88

(1) Before dividends on preferred shares, which amounted to $17 million and $18 million in the second quarter of 2004 and 2003, respectively, and to $33 million and $34 million in the first six months of 2004 and 2003, respectively.

A. OPERATING EARNINGS

Operating earnings of Power Financial for the six-month period ended June 30, 2004 were $758 million or $2.06 per share, compared with $588 million or $1.59 per share for the corresponding period of 2003. This represents a 29.6 per cent increase on a per share basis.

For the three months ended June 30, 2004, operating earnings were $416 million or $1.13 per share, compared with $325 million or $0.88 per share in 2003, an 28.4 per cent increase on a per share basis.

Share of operating earnings from subsidiaries and affiliate

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 33.5 per cent on a year-to-date basis, from $593 million in 2003 to $792 million in 2004. On a



quarter-over-quarter basis, the increase was 31.9 per cent ($434 million in the second quarter of 2004, compared with $329 million in the corresponding quarter of 2003).

The increase reflects growth in the contribution from both subsidiaries as well as in the estimated contribution from the European affiliate:

- Lifeco reported an increase in earnings per share (before restructuring costs) of 26 per cent and 28 per cent, respectively, for the six-month and three-month periods ended June 30, 2004, compared to the same periods in 2003. This increase reflects in particular both organic growth and the impact of the acquisition of CLFC including the effect of synergies. CLFC's results have been included in Lifeco's results since July 10, 2003 and thus were not part of Lifeco's results in the first half of last year. In addition, Lifeco's contribution to Power Financial's operating earnings in 2004 includes the impact of the acquisition of additional shares of Lifeco in 2003. Most of these shares were acquired early in July 2003 and thus did not contribute to Power Financial's results in the first half of 2003;
- IGM's diluted earnings per share increased 20.2 per cent and 16.3 per cent, respectively, for the six-month and three-month periods ended June 30, 2004 compared to the same periods in 2003; and
- as in 2003, the estimated contribution from Pargesa to operating earnings in the second quarter includes its share of the dividends received by Groupe Bruxelles Lambert ("GBL") from its holdings in Suez during the quarter, as well as the estimated portion of the dividend received by GBL from Bertelsmann which is considered as a preferred dividend and thus recorded as income. These dividendsare received only once a year, in the second quarter. It also includes in the second quarter, as in 2003, the share of the annual dividend received by GBL from its holding in Total. Total recently announced its intention that starting in the fall of 2004 it would pay its dividend in two instalments. All these dividends contribute significantly to Pargesa's operating results.



RESULTS FROM CORPORATE ACTIVITIES

Corporate activities resulted in a net charge to operating earnings of $34 million in the six-month period ended June 30, 2004, compared with a charge of $5 million in the corresponding period of 2003. (For the three-month period ended June 30, 2004, corporate activities were a net charge of $18 million, compared with a charge of $4 million in the corresponding period of 2003). As mentioned in management's discussion and analysis relating to the interim financial statements for the previous quarter, the main reasons for the variance were:

- a decrease in income from investments, due primarily to lower average cash balances and lower average interest rates. The decrease in average cash balances reflects primarily the acquisition by the Corporation of shares of Lifeco made in 2003;
- an increase in interest expense, in connection with the issuance in March 2003 of $250 million of 6.90% 30-year debentures; and
- an increase in operating expenses, due to various elements. Operating expenses also include, as previously disclosed and beginning in 2004, the cost of stock options as required under amended *CICA Handbook – Section 3870.*

B. OTHER INCOME

Other income for the six-month period ended June 30, 2004 was $15 million or $0.04 per share, compared with a charge of $10 million or $0.03 per share in the six-month period of 2003. For the three-month period ended June 30, 2004, other income was $18 million or $0.05 per share, compared with nil in the same period in 2003.

Other income in 2004 includes a dilution gain of $8 million recorded in the second quarter as a result of the issuance by IGM of common shares to third parties in connection with the Investment Planning Counsel transaction. It also includes Power Financial's share of restructuring costs expensed by Lifeco during the first and second quarters, as well as its share of estimated non-operating earnings related to Pargesa. In 2003, other income was related to Pargesa.

C. NET EARNINGS

Net earnings for the six-month period ended June 30, 2004 were $773 million or $2.10 per share, compared with $578 million or $1.56 per share for the corresponding period in 2003.

For the three-month period ended June 30, 2004, net operating earnings were $434 million or $1.18 per share, compared with $325 million or $0.88 per share in 2003.



RECONCILIATION WITH FINANCIAL STATEMENTS

The following charts show a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

	For the six months ended June 30, 2004			For the three months ended June 30, 2004		
(in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per Financial Statements	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	**1,512**		**1,512**	**756**		**756**
Share of earnings of affiliate	**68**		**68**	**62**		**62**
Earnings before other income, income taxes and non-controlling interests	**1,580**		**1,580**	**818**		**818**
Other income		**6**	**6**		**13**	**13**
Earnings before income taxes and non-controlling interests	**1,580**	**6**	**1,586**	**818**	**13**	**831**
Income taxes	**408**	**(5)**	**403**	**201**	**(3)**	**198**
Non-controlling interests	**414**	**(4)**	**410**	**201**	**(2)**	**199**
Net earnings	**758**	**15**	**773**	**416**	**18**	**434**
Preferred share dividend	**(33)**		**(33)**	**(17)**	**0**	**(17)**
Attributable to common shareholders	**725**	**15**	**740**	**399**	**18**	**417**
Per share	**2.06**	**0.04**	**2.10**	**1.13**	**0.05**	**1.18**

	For the six months ended June 30, 2003			For the three months ended June 30, 2003		
(in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per Financial Statements	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	1,151		1,151	596		596
Share of earnings of affiliate	46		46	50		50
Earnings before other income, income taxes and non-controlling interests	1,197		1,197	646		646
Other income		(10)	(10)			
Earnings before income taxes and non-controlling interests	1,197	(10)	1,187	646		646
Income taxes	351		351	182		182
Non-controlling interests	258		258	139		139
Net earnings	588	(10)	578	325		325
Preferred share dividend	(34)		(34)	(18)		(18)
Attributable to common shareholders	554	(10)	544	307		307
Per share	1.59	(0.03)	1.56	0.88		0.88



FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

(in millions of dollars)	**June 30, 2004**	Dec. 31, 2003	**June 30, 2004**	Dec. 31, 2003
	Consolidated basis		Equity basis (1)	
ASSETS				
Cash and cash equivalent	**3,322**	3,646	**283**	215
Investments	**84,094**	81,060	**9,208**	8,577
Other assets	**20,923**	20,730	**77**	79
Total	**108,339**	105,436	**9,568**	8,871
LIABILITIES				
Policy liabilities	**74,286**	71,498		
Other liabilities	**13,963**	14,645	**338**	334
Long-term debt	**4,005**	4,198	**400**	400
	92,254	90,341	**738**	734
Non-controlling interest	**7,255**	6,958		
SHAREHOLDERS' EQUITY				
Preferred shares	**1,250**	1,250	**1,250**	1,250
Common shareholders' equity	**7,580**	6,887	**7,580**	6,887
Total	**108,339**	105,436	**9,568**	8,871
Consolidated assets and assets under administration	**255,219**	**241,809**		

(1) Condensed supplementary balance sheet with Lifeco and IGM accounted for using the equity method.

For condensed balance sheets of Lifeco and IGM, please refer to the sections relating to these companies in this MD&A.

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $283 million at the end of June 2004, compared with $215 million at the end of 2003.

Investments, which represent principally the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased by $631 million in the first six months of 2004. This increase is mainly due to:

- Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received in the period, of $469 million, and



- a net positive $141 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and Pargesa.

Shareholders' equity – please refer to the specific section further in this report.

CASH FLOWS

A. CONSOLIDATED CASH FLOWS

For the six months ended June 30 (in millions of dollars)	**2004**	2003
Cash flow from operating activities	**1,960**	1,428
Cash flow from financing activities	**(743)**	715
Cash flow from investing activities	**(1,541)**	(1,505)
(Decrease) increase in cash and cash equivalents	**(324)**	638
Cash and cash equivalents, beginning of period	**3,646**	2,437
Cash and cash equivalents, end of period	**3,322**	3,075

On a consolidated basis, cash and cash equivalents decreased by $324 million during the six-month period in 2004, compared with an increase of $638 million in the corresponding period of 2003.

Cash flows include CLFC's activity in 2004.

Operating activities produced a net inflow of $1,960 million during the period in 2004, compared with a net inflow of $1,428 million for the corresponding period of 2003.

Cash flows from financing activities resulted in a net outflow of $743 million in 2004, compared with a net inflow of $715 million in the six-month period of 2003. The 2004 outflow relates primarily to dividends paid on common and preferred shares and also includes repayment of long-term debt by subsidiaries of $223 million. Included in the 2003 figure are gross proceeds from the issuance by the Corporation, during the month of March, of Series I and J First Preferred Shares and 6.90% long-term debentures, for a total amount of $600 million, as well as $150 million representing the cash consideration paid in May by the Corporation in connection with the redemption of all of its outstanding Series B First Preferred Shares. Also included in 2003 were the proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and IGM, respectively, as well as the repayment of $275 million of long-term debt by IGM.



Cash flow from investing activities resulted in a net outflow of $1,541 million in 2004, compared with a net outflow of $1,505 million in 2003. Included in the figure for 2003 were the purchases of CLFC and Lifeco common shares made by Power Financial during the months of May and June 2003, for a total amount of $257 million.

B. CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, interest expense and income taxes. The payment of dividends by Lifeco, which is also a holding company, depends in particular upon receipt of sufficient funds from its subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained. Certain operations of IGM also must comply with capital or liquidity requirements established by regulatory authorities.

Dividends paid by Lifeco and IGM in the first six months of 2004 on their common shares amounted to $0.645 and $0.530 per share, respectively, compared with $0.540 per and $0.465 per share, respectively, in the corresponding period of 2003.

Pargesa pays an annual dividend. The dividend paid in 2004 amounts to SF92 per bearer share, compared with SF86 in 2003.

In the first and second quarters of 2004, Power Financial paid dividends of $0.325 and $0.325 per common share, respectively, compared with $0.28 and $0.28 per share, respectively, in the first and second quarters of 2003. (These figures are on a pre-subdivision basis).

At its meeting held on July 30, 2004, the Board of Directors of Power Financial declared a quarterly dividend of $0.1825 per common share (on a post-subdivision basis) payable November 1, 2004 to shareholders of record September 30, 2004.

SHAREHOLDERS' EQUITY

Shareholders' equity was $8,830 million at the end of June 2004, compared with $8,137 million at the end of 2003. Excluding preferred shares (unchanged from year-end 2003), common shareholders' equity was $7,580 million at June 30, 2004, compared with $6,887 million at the end of 2003. The increase of $693 million is mainly due to:



- a $506 million increase in retained earnings, and
- a $137 million positive variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Lifeco's foreign operations and Pargesa, as explained above.

In addition, the Corporation issued 3,910,000 common shares during the first six months of 2004 (first half of 2003 – 1,560,000) under the Employee Stock Option Plan, resulting in an increase in stated capital of $37 million (first half of 2003 – $8 million).

Book value per share, on a pre-subdivision basis, was $21.51 at the end of June 2004, compared with $19.77 at the end of 2003.

RATINGS OF THE CORPORATION

There has been no change to the ratings of the Corporation compared to December 31, 2003.



Great-West Lifeco Inc.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

For the periods ended June 30	Three-month period			Six-month period		
(in millions of dollars, except per share amounts)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Premiums						
Life insurance, guaranteed annuities						
and insured health products	**3,940**	2,669	48	**7,351**	5,618	31
Self-funded premium equivalents						
(ASO contracts)[1]	**2,047**	2,055	–	**4,054**	4,221	(4)
Segregated fund deposits[1]						
Individual products	**1,320**	331	299	**2,978**	857	247
Group products	**1,473**	930	58	**4,086**	1,975	107
Total premiums and deposits	**8,780**	5,985	47	**18,469**	12,671	46
Fee and other income	**587**	399	47	**1,119**	832	34
Paid or credited to policyholders	**4,333**	2,959	46	**8,102**	6,281	29
Net income attributable to:						
Preferred shareholders	**14**	6	133	**28**	12	133
Common shareholders						
before restructuring costs [2]	**407**	261	56	**790**	514	54
Restructuring costs [2]	**6**	–	--	**13**	--	--
Common shareholders	**401**	261	54	**777**	514	51
Per common share						
Basic earnings before restructuring costs [2]	**0.912**	0.715	28	**1.768**	1.405	26
Restructuring costs after tax [2]	**0.014**	--	–	**0.029**	--	–
Basic earnings after restructuring costs	**0.898**	0.715	26	**1.739**	1.405	24
Dividends paid	**0.3225**	0.270	19	**0.645**	0.540	19
Return on common shareholders' equity (12 months):						
Net income before restructuring costs [2]				**19.4%**	24.5%	
Net income				**19.0%**	24.5%	
At June 30						
Total assets				**100,149**	57,705	74
Segregated fund assets[1]				**67,200**	35,142	91
Total assets under administration				**167,349**	92,847	80
Capital stock and surplus				**9,213**	4,525	104
Book value per common share				**18.14**	11.21	62

(1) Segregated fund deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of Lifeco and should be considered when comparing volumes, size and trends.

(2) Following the acquisition of CLFC by Lifeco, a plan was developed to restructure and exit selected operations of CLFC (see the corporation's interim financial statements). The costs include approximately $350 million that was recognized as part of the purchase equation of CLFC, and $98 million to be charged to income as it is incurred. Of this latter amount, shareholder net income for the six months ended June 30, 2004 includes restructuring costs of $13 million after tax or $0.029 per common share; shareholder net income for the three months ended June 30, 2004 includes restructuring costs of $6 million after tax or $0.014 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period. Terms such as "earnings before restructuring costs", "net income before restructuring costs" are non-GAAP financial measures used to provide additional measures of performance. However, non-GAAP financial measures do not have the standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies.



TRANSLATION OF FOREIGN CURRENCY

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items (net revenues) are translated at an average rate for the period.

The rates employed are:

Period ended	**Balance Sheet**	**Operations**	
	Assets & Liabilities	Income & Expenses	Net Effective Rate [(1)]
United States Dollar			
June 30, 2004	**$1.3400**	**$1.3400**	**$1.5762**
March 31, 2004	$1.3100	$1.3200	$1.5733
December 31, 2003	$1.2900	$1.4000	$1.5873
June 30, 2003	$1.3550	$1.4540	$1.5872
March 31, 2003	$1.4700	$1.5100	$1.5774
British Pound Sterling			
June 30, 2004	**$2.4300**	**$2.4400**	**$2.2880**
March 31, 2004	$2.4100	$2.4200	$2.1994
December 31, 2003	$2.3100	$2.2900	$2.2900
Euro			
June 30, 2004	**$1.6300**	**$1.6400**	**$1.6400**
March 31, 2004	$1.6100	$1.6500	$1.6500
December 31, 2003	$1.6300	$1.5800	$1.5800

(1) The effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to hedge the translation volatility.

OVERVIEW – PERIOD ENDED JUNE 30, 2004

NET INCOME

The results for the first half of 2004 include the effect of the CLFC acquisition, which closed on July 10, 2003.

Total revenues for the second quarter were $5,852 million, compared with $3,971 million in the second quarter of 2003. Total revenue is composed of premium income of $3,940 million, net investment income of $1,325 million, and fee and other income of $587 million. In 2003, the corresponding figures were $2,669 million, $903 million and $399 million, respectively.



Great-West Lifeco Inc.

Lifeco's net income attributable to common shareholders, excluding restructuring charges related to the acquisition of CLFC, was $407 million for the three months ended June 30, 2004, compared with $261 million reported a year ago. On a per share basis, this represents $0.912 per common share for the second quarter of 2004, an increase of 28 per cent compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter ended June 30, 2004 was $401 million or $0.898 per common share.

For the six-month period ended June 30, 2004, total revenues were $11,119 million, compared with $8,301 million in the corresponding period in 2003. Total revenue is composed of premium income of $7,351 million, net investment income of $2,649 million, and fee and other income of $1,119 million. In 2003, the corresponding figures were $5,618 million, $1,851 million and $832 million, respectively.

Lifeco's net income attributable to common shareholders, excluding restructuring charges related to the acquisition of CLFC, was $790 million for the six months ended June 30, 2004, compared with $514 million reported a year ago. On a per share basis, this represents $1.768 per common share for the first half of 2004, an increase of 26 per cent compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the six months in 2004 was $777 million or $1.739 per common share.

The integration of the businesses of Canada Life with those of Great-West Life and London Life continues to progress and yields expense synergies in line with management's expectations. At June 30, 2004, Canada had achieved approximately 84 per cent of its $210 million annual expense synergy target, Europe had achieved approximately 73 per cent of its $40 million annual expense synergy target and the United States had achieved approximately 90 per cent of its $80 million annual expense synergy target.

SOURCE OF NET INCOME

Consolidated net income of Lifeco is the net operating earnings of Great-West Life and GWL&A, including CLFC for 2004, together with Lifeco's corporate results.



Net income - common shareholders

For the periods ended June 30 (in millions of dollars)	Three-month period			Six-month period		
	2004	2003	Change (%)	**2004**	2003	Change (%)
Canada						
Total business units	**206**	123	67	**379**	237	60
Allocation of Lifeco Corporate	**(25)**	(6)		**(51)**	(10)	
Total Canada segment	**181**	117	55	**328**	227	44
Europe	**76**	12	533	**153**	23	565
United States	**154**	132	17	**313**	264	19
Lifeco Corporate						
Total holding company	**(4)**	--		**(4)**	--	
Restructuring costs	**(6)**	--		**(13)**	--	
Total Lifeco Corporate	**(10)**	--		**(17)**	--	
Total Lifeco	**401**	261	54	**777**	514	51

CANADA

The Canada operating results for Lifeco are the net consolidated Canadian operating income of Great-West Life, which includes the related segment operating income of CLFC for 2004, together with an allocation of a portion of Lifeco's corporate results.

Canada consolidated net earnings of Lifeco attributable to common shareholders for the second quarter increased 55 per cent to $181 million from $117 million at June 30, 2003. For the six months ended June 30, 2004, net earnings were $328 million, compared with $227 million a year ago.

The increase was due to strong operating earnings for Great-West Life, London Life and CLFC's Canadian businesses. The CLFC results were not a part of last year's first six-month results.



Great-West Lifeco Inc.

CANADA SEGMENT

For the three months ended June 30	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Group Insurance	**1,088**	957	14	**90**	61	48
Individual Operations						
Life Insurance	**561**	436	29	**41**	28	46
Living Benefits	**53**	34	56	**11**	7	57
Retirement & Investment Services	**1,762**	686	157	**923**	604	53
Total	**3,464**	2,113	64	**1,065**	700	52

For the six months ended June 30	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Group Insurance	**2,176**	1,889	15	**155**	136	14
Individual Operations						
Life Insurance	**1,093**	854	28	**77**	54	43
Living Benefits	**105**	67	57	**20**	12	67
Retirement & Investment Services	**5,133**	1,502	242	**2,237**	1,417	58
Total	**8,507**	4,312	97	**2,489**	1,619	54

Total premiums and deposits for the three-month and six-month periods ended June 30, 2004 increased $1,351 million and $4,195 million, respectively, over the corresponding numbers reported in 2003. The 2004 results include the premium and deposits on the Canada Life business, which impacted all of the company's main product lines.

Total sales for the second quarter of 2004 were $1,065 million, compared with $700 million in the second quarter of 2003, an increase of $365 million. For the six months ended June 30, total sales were $2,489 million, compared with $1,619 million in 2003, an increase of $870 million. Both the three- and six-month result include increases in sales of individual and group annuity products, reflecting the inclusion of Canada Life, as well as increased segregated fund sales and increased sales of large pension products at Great-West Life and London Life.

Net investment income for the three-month and six-month periods ended June 30, 2004 increased $185 million or 42 per cent and $401 million or 46 per cent, respectively, from the same periods last year, primarily as a result of the inclusion of CLFC income ($222 million in the three-month period and $450 million in the six-month period, respectively), which was offset by lower investment income arising from the sale of invested assets funding the CLFC acquisition.



For the six-month period ended June 30, 2004, fee income on segregated fund products increased from $160 million in 2003 to $257 million in 2004, reflecting the inclusion of Canada Life, as well as strong growth in fees from new and existing business reflecting improved equity market conditions. Fee income on ASO increased from $38 million in the six-month period in 2003 to $58 million in 2004, reflecting the inclusion of Canada Life, as well as growth in the block of business.

For the three-month period ended June 30, 2004, fee income on segregated fund products and fee income on ASO products increased from $80 million to $127 million, and from $21 million to $29 million, respectively, compared with the same period in 2003. Reasons for the increases were similar to the six-month period.

Benefits and expenses were $2,161 million and $4,634 million, respectively, in the three-month and six-month periods ended June 30, 2004, compared with $1,504 million and $3,009 million, respectively, in the corresponding periods of 2003. Included in the figures for 2004 are $1,687 million for the three-month and $3,703 million for the six-month, compared with $1,212 million and $2,422 million, respectively in 2003, paid or credited to policyholders (which does not include payment amounts for fee-based products); the figures for 2004 include benefits paid or credited to policyholders of CLFC. For the three-month period ended June 30, operating expenses, commissions and premium taxes increased from $288 million in the second quarter of 2003 to $464 million in 2004, including $138 million of CLFC expenses; for the six-month period, operating expenses, commissions and premium taxes increased from $578 million to $911 million, including $291 million of CLFC expenses.

EUROPE

Effective for the second quarter of 2004, the former Canada/Europe segment has been separated into two segments, Canada and Europe for both current and comparative information. The European segment is composed of the European insurance and annuity operations of CLFC, together with the reinsurance operations of both CLFC and LRG.

Europe consolidated net earnings of Lifeco attributable to common shareholders for the second quarter increased 533 per cent to $76 million from $12 million at June 30, 2003. For the six months ended June 30, 2004, net earnings were $153 million, compared to $23 million a year ago.

The increase was due to the inclusion of CLFC's European businesses with LRG's results. LRG results for the six-month period increased 5 per cent over 2003.



Great-West Lifeco Inc.

EUROPE SEGMENT

For the three months ended June 30	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Europe						
Insurance & Annuities	**1,482**	--	--	**1,095**	--	--
Reinsurance	**1,176**	996	18	**1,111**	996	12
Total	**2,658**	996	167	**2,206**	996	121

For the six months ended June 30	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Europe						
Insurance & Annuities	**3,034**	--	--	**2,133**	--	--
Reinsurance	**1,793**	2,148	(17)	**1,676**	2,148	(22)
Total	**4,827**	2,148	125	**3,809**	2,148	77

Total premiums and deposits for the quarter increased $1,662 million over the $996 million reported in 2003. The 2004 results include the contribution from the Canada Life business. For the six months ended June 30, 2004, total premiums and deposits increased $2,679 million over the $2,148 million reported in 2003. The 2004 results include CLFC premiums and deposits of $3,191 million and LRG premiums of $1,636 million.

Total sales for the second quarter of 2004 were $2,206 million, compared with $996 million in the second quarter of 2003, an increase of $1,210 million. For the six months ended June 30, total sales were $3,809 million, compared with $2,148 million in 2003, an increase of $1,661 million. Both the three- and the six-month results reflect the inclusion of Canada Life in 2004.

Net investment income for the three-month and six-month periods ended June 30, 2004 increased $151 million (or 124 per cent) and $233 million (or 81 per cent), respectively, from the same periods last year, primarily as a result of the inclusion of CLFC income of $183 million in the second quarter and $350 million in the six-month period of 2004. This was partly offset by the fact that the 2003 figure included investment income on new reinsurance contracts ceded which were not present in the current year.



Fee income on segregated fund products is derived from the management of funds. In the U.K., fee income was $117 million, and in Ireland/Germany was $69 million for the six-month period ended June 30, 2004. For the three months ended June 30, 2004, fee income was $62 million and $42 million, for the U.K. and Ireland/Germany respectively.

Benefits and expenses were $2,163 million and $3,703 million, respectively, for the three-month and six-month periods ended June 30, 2004, compared with $1,101 million and $2,410 million for the corresponding periods in 2003. Included in the figures for 2004 are $2,005 million for the three-month and $3,400 million for the six-month periods, compared with $1,093 million and $2,395 million, respectively, for 2003, paid or credited to policyholders (which does not include payment amounts for fee-based products); the figure for 2004 includes benefits paid or credited to policyholders of CLFC. Operating expenses, commissions and premium taxes increased from $8 million in the second quarter of 2003 to $157 million in 2004and from $15 million to $302 million in the corresponding period in 2004, reflecting the inclusion of CLFC expenses in 2004.

UNITED STATES

The United States operating results for Lifeco are the net operating income of GWL&A, and the consolidated United States operations of Great-West Life, which includes United States operating income of CLFC for 2004, together with an allocation of a portion of Lifeco's corporate results.

United States consolidated net earnings of Lifeco attributable to common shareholders for the second quarter increased 17 per cent in 2004 to $154 million from $132 million at June 30, 2003. For the six months ended June 30, 2004, net earnings were $313 million, compared to $264 million a year ago.

The increase was primarily related to favourable results for Financial Services reflecting the inclusion of CLFC in 2004.

For the three months ended June 30	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Healthcare - Group Life and Health	**1,687**	1,966	(14)	**208**	169	23
Financial Services						
Individual Markets	**223**	171	30	**58**	65	(11)
Retirement Services	**748**	739	1	**283**	297	(5)
Total	**2,658**	2,876	(8)	**549**	531	3
Total in U.S. dollars	**1,956**	2,064	(5)	**395**	390	1



Great-West Lifeco Inc.

For the six months ended June 30	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Healthcare - Group Life and Health	3,057	4,147	(26)	**1,011**	574	76
Financial Services						
Individual Markets	**492**	377	31	**113**	154	(27)
Retirement Services	**1,586**	1,687	(6)	**672**	740	(9)
Total	**5,135**	6,211	(17)	**1,796**	1,468	22
Total in U.S. dollars	**3,833**	4,272	(10)	**1,340**	1,010	33

For the three months ended June 30, 2004, premiums and deposits were $2,658 million in total: $460 million of risk-based product premiums, $620 million of segregated fund deposits, and $1,578 million of ASO contract premiums. For the six months ended June 30, 2004, premiums and deposits were $5,135 million in total: $691 million of risk-based product premiums (including coinsurance ceded premium of $429 million), $1,328 million of segregated fund deposits, and $3,116 million of ASO contract premiums.

Premiums and deposits in the Healthcare line reflect in particular the impact of reinsurance ceded to a third party reinsurer of GWL&A as well as, for the six-month period, the cession of Canada Life Group Life and Health business during the first quarter of 2004. Excluding these impacts, the majority of the decrease in the Great-West Healthcare segment reflects the strengthening of the Canadian dollar, as well as the decline in membership during 2003. This membership trend has begun to reverse in 2004. Total healthcare membership at June 30, 2004 of 1.913 million members increased from 1.843 million members at March 31, 2004 (a 3.8 per cent increase) and 1.856 million members at December 31, 2003, but is however still 0.7 per cent lower than the 1.927 million members at June 30, 2003. June 30 and March 31, 2004 memberships included 0.039 million and 0.037 million members, respectively, from the Canada Life acquisition of stop loss business. This was not reflected in the December 31, 2003 membership. Without Canada Life, the membership increase from December 31, 2003 would be 1.0 per cent. Compared with June 2003 figures, much of the health care decline can be attributed to terminations resulting from pricing action related to target margins, but sales and services efforts in 2004 are resulting in higher persistency and higher sales contributing to the membership growth.



The increase in premiums and deposits in the Financial Services segment from 2003 (excluding reinsurance) was attributed to the CLFC acquisition. For the three-month and six-month periods ended June 30, 2004, participant accounts in the retirement services markets (including third party administration and institutional) increased 1 per cent and 3.8 per cent, respectively, over the corresponding periods of 2003, reflecting a net growth in participant accounts of 14,219 and 88,186, respectively.

The increase in sales in 2004 was driven by the Great-West Healthcare segment increase of 23 per cent and 76 per cent, respectively, in the three-month and six-month periods, compared with the same periods in 2003, primarily due to the impact of efforts taken in 2003 to reorganize the sales force. This included the re-branding effort and the development of a centralized proposal process as well as a re-focus on sales efforts resulting in an increase in both the number of cases sold and average size of cases sold in all market segments. The increase was offset somewhat by the strengthening of the Canadian dollar. Financial Services decreased by 6 per cent in the second quarter of 2004 compared with 2003, due to the strengthening of the Canadian dollar; in U.S. dollars, sales were essentially flat. For the six-month period, Financial Services decreased by 12 per cent due to the decrease in sales in the individual annuity lines of business.

Net investment income for the three-month and six-month periods ended June 30, 2004 increased by $86 million (or 25 per cent) and $164 million (or 24 per cent), respectively, from the same periods last year primarily as a result of the inclusion of CLFC income.

For the three months ended June 30, 2004, fee income increased 9 per cent compared to the same period in 2003. Segregated funds increased due to the improvement in equity markets. Administrative fees are higher than prior year, due to an $18 million Minimum Premium Plan reclass from premium done in the second quarter. This increase is offset by lower administrative fees due to lower membership and lower renewal pricing, as well as the strengthening Canadian dollar.

For the six months ended June 30, 2004, fee income decreased 4 per cent compared to the same period in 2003, which is the net result of an increase in segregated funds due to the improvement in the equity markets being more than offset by a decrease associated with the change in the US dollar translation rates.



Great-West Lifeco Inc.

For the three months ended June 30, 2004, amounts paid or credited to policyholders increased by $130 million or 20 per cent, excluding $143 million of benefits reinsured to a third party reinsurer of GWL&A group health stop loss business, compared to the same period of 2003.

For the six months ended June 30, 2004, amounts paid or credited to policyholders increased by $245 million or 16 per cent, after excluding the $710 million reductions for the sale of CLFC group life and health business and reinsurance ceded to a third party reinsurer of GWL&A group health stop loss business, compared to the same period of 2003. These increases in both the three- and six-month periods are primarily due to the impact of CLFC activity.

LIFECO CORPORATE

For the six-month period ended June 30, 2004, corporate net earnings for Lifeco, attributable to common shareholders, were a charge of $17 million comprised of restructuring costs incurred to June 30, 2004 related to the CLFC acquisition of $13 million, $3 million of U.S. withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $1 million of operating expense incurred at the Lifeco level. For the three-month period, restructuring costs incurred were $6 million, withholding tax of $3 million, and operating expense of $1 million.

FINANCIAL POSITION

CONDENSED BALANCE SHEET

(in millions of dollars)	**June 30 2004**	December 31 2003
Invested assets	**85,896**	83,116
Funds withheld by ceding insurers	**3,872**	4,142
Goodwill and intangible assets	**6,862**	6,663
Other assets	**3,519**	3,530
Total assets	**100,149**	97,451
Policy liabilities	**74,286**	71,498
Funds held under reinsurance contracts	**4,375**	4,655
Other liabilities	**9,779**	10,290
Non-controlling interests	**2,496**	2,418
Preferred shares	**1,126**	1,126
Common shareholders' equity	**8,087**	7,464
Liabilities, capital stock and surplus	**100,149**	97,451
Segregated fund assets	**67,200**	61,699



Total assets under administration at June 30, 2004 were $167.3 billion, an increase of $8.2 billion from December 31, 2003. General fund assets increased by $2.7 billion and segregated fund assets increased by $5.5 billion compared with December 31, 2003 of which $4.9 billion is attributable to the increase in equity type segregated funds.

Invested assets at June 30, 2004 were $85.9 billion, an increase of $2.8 billion or 3 per cent from December 31, 2003. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages. The strengthening of the U.S. dollar from December 31, 2003 against the Canadian dollar accounted for $1.0 billion of the increase.

The total bond portfolio increased to $56.6 billion or 66 per cent of invested assets at June 30, 2004, from $54.2 billion or 65 per cent at December 31, 2003. Federal, provincial and other government securities represented 38 per cent of the bond portfolio, compared with 40 per cent in 2003. The overall quality of the bond portfolio remained high, with 98 per cent of the portfolio rated investment grade and 83 per cent rated A or higher. The excess of fair value over carrying value at June 30, 2004 was $379 million ($1,487 million at December 31, 2003).

ASSET QUALITY – GENERAL FUND ASSETS

Non-investment grade bonds were $857 million or 1.6 per cent of the bond portfolio at June 30, 2004, compared with $1,168 million or 2.3 per cent of the bond portfolio at December 31, 2003. The decrease is primarily due to upgrades in the ratings of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $137 million or 0.2 per cent of portfolio investments at June 30, 2004, compared with $234 million and 0.3 per cent at December 31, 2003. Total allowances for credit losses at June 30, 2004 were $185 million, compared with $190 million at year-end 2003. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $980 million at June 30, 2004 ($959 million at December 31, 2003).

The combination of the allowance for credit losses of $185 million, together with the $980 million provision for future credit losses in actuarial liabilities represents 1.7 per cent of bond, mortgage and real estate assets at June 30, 2004 (1.6 per cent at December 31, 2003).



POLICY LIABILITIES

Policy liabilities, at $74.3 billion, represent 84 per cent of total liabilities at June 30, 2004, compared with approximately 83 per cent at December 31, 2003.

NON-CONTROLLING INTERESTS

In addition to participating policyholder undistributed surplus and preferred shareholders of subsidiaries, the company has a total of $800 million of capital securities/trust units issued in Canada by Great-West Life Capital Trust and Canada Life Capital Trust. The carrying value of units held by external parties at June 30, 2004 was $543 million.

On demutualization, $50 million of seed capital was transferred from the shareholder account to the participating policyholder account of Canada Life. In accordance with the Conversion Proposal of CLFC and subject to approval by The Office of the Superintendent of Financial Institutions Canada ("OSFI"), the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies. During the second quarter of 2004, following OSFI approval, $21 million of seed capital related to the Irish open block of the participating policyholder account, together with accrued interest of $5 million (after tax), was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $21 million and a decrease in participating policyholder surplus of $21 million.

CAPITAL STOCK AND SURPLUS

2004 Activity – During the six months ended June 30, 2004, Lifeco paid dividends of $0.645 per common share for a total of $288 million and preferred share dividends of $28 million.

Lifeco utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the company's Stock Option Plan.

During the six months ended June 30, 2004, through the normal course issuer bid process, 1,775,100 common shares were purchased for cancellation at a cost of $88 million or $49.32 per share.

In total, capital stock and surplus increased by $0.6 billion, to $9.2 billion at June 30, 2004, compared with December 31, 2003.



FINANCIAL STRENGTH

OSFI has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements ("MCCSR"). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. MCCSR ratios at June 30, 2004 for Great-West Life, London Life and CLFC were approximately 195 per cent, 253 per cent and 197 per cent, respectively. GWL&A has risk-based capital well in excess of that required by regulation.

CREDIT RATINGS

At the time of the CLFC acquisition in July, 2003, the ratings of the company and its major subsidiaries were assigned a negative outlook by Standard & Poor's Rating Services and Moody's Investors Service. These rating agencies continue to monitor the progress of the company and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.

CASH FLOWS

For the six months ended June 30 (in millions of dollars)	2004	2003
Cash flows relating to the following activities:		
Operations	**1,824**	1,233
Financing	**(591)**	336
Investment	**(1,358)**	(1,286)
Increase (decrease) in cash & certificates of deposit	**(125)**	283
Cash & certificates of deposits, beginning of period	**2,461**	912
Cash & certificates of deposits, end of period	**2,336**	1,195

The cash flows from operations together with the cash flows from financing and investment for the six months ended June 30, 2004 includes CLFC activity for 2004.

The change in cash flows from financing activities reflects the raising and repayment of debt financing in connection with the CLFC acquisition.



CAPITAL RESOURCES

Lifeco has established lines of credit and has demonstrated ability to access the capital markets. The capital profile of Lifeco and its subsidiaries includes common and preferred share capital, long-term debt and capital securities/trust units.

LIQUIDITY

The liquidity needs of Lifeco are closely managed through cash flow matching of assets and liabilities to ensure consistency between policyholder requirements and the yield of assets. A portion of assets is held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and through the demonstrated ability of the company to access the capital markets. At June 30, 2004 over $48.0 billion of assets could be classified as highly marketable/liquid.



IGM Financial Inc.

SUMMARIZED FINANCIAL INFORMATION (unaudited)

(in millions of dollars, except per share amounts)	For the three months ended June 30 2004	2003	Change (%)	As at and for the six months ended June 30 2004	2003	Change (%)
Net income available to common shareholders	**152.6**	129.4	18	**300.5**	249.1	20.6
Diluted earnings per share	**0.57**	0.49	16.3	**1.13**	0.94	20.2
Return on equity				**19.8%**	18.1%	
Dividends per share	**0.275**	0.240	14.6	**0.550**	0.480	14.6
Mutual funds						
Investors Group						
Sales	**1,064**	914	16.3	**2,625**	2,136	22.9
Net sales (redemptions)	**(71)**	(382)	N/M	**315**	(463)	N/M
Assets under management				**42,536**	37,594	13.1
Mackenzie Financial Corporation						
Sales	**1,633**	1,041	56.8	**3,654**	2,540	43.9
Net sales (redemptions)	**219**	(220)	N/M	**562**	(219)	N/M
Assets under management				**35,847**	30,271	18.4
Investment Planning Counsel (1)						
Sales	**71**	-	N/A	**71**	-	N/A
Net sales (redemptions)	**49**	-	N/A	**49**	-	N/A
Assets under management				**1,326**	-	N/A
Combined mutual fund assets under management (2)				**79,680**	67,865	17.4
Insurance in force (face amount)				**34,513**	29,320	17.7
Securities operations assets under administration				**6,626**	5,096	30.0
Mortgages serviced				**6,217**	6,668	(6.8)
Deposits and certificates				**713**	738	(3.4)

(1) From date of acquisition or as at June 30, 2004
(2) Adjusted for $29 million in inter-segment assets

NON-GAAP FINANCIAL MEASURES

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are non-GAAP financial measures. EBIT is an alternative measure of performance utilized by management to measure and evaluate the results of its reportable segments as discussed later in the MD&A. EBITDA is an alternative measure of performance utilized by management, investors and investment analysts to evaluate and analyze the company's results and is discussed further in the MD&A. These non-GAAP financial measures do not have a standard meaning and are not directly comparable to any GAAP measure or to similar measures used by other companies.



IGM Financial Inc.

HIGHLIGHTS OF OPERATING RESULTS

For the three months ended June 30, 2004 net income attributable to common shareholders was $152.6 million, compared with $129.4 million in 2003. Diluted earnings per share on this basis were 57 cents, compared with 49 cents in 2003, an increase of 16.3 per cent.

Net income attributable to common shareholders for the six months ended June 30, 2004 was $300.5 million, compared with $249.1 million in 2003. Diluted earnings per share on this basis were $1.13 compared with $0.94 in 2003, an increase of 20.2 per cent.

The company's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other.

CONSOLIDATED OPERATING RESULTS BY SEGMENT

For the three months ended June 30	Investors Group		Mackenzie		Corporate & Other		Total	
(in millions of dollars)	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Fee income	**269.8**	237.9	**204.5**	180.0	**12.0**	(0.8)	**486.3**	417.1
Net investment income and other	**28.6**	33.0	**4.0**	4.3	**4.6**	5.8	**37.2**	43.1
	298.4	270.9	**208.5**	184.3	**16.6**	5.0	**523.5**	460.2
Operating expenses								
Commissions	**66.2**	45.7	**79.9**	70.1	**7.7**	--	**153.8**	115.8
Non-commission	**61.2**	59.4	**62.1**	62.6	**3.4**	(0.8)	**126.7**	121.2
	127.4	105.1	**142.0**	132.7	**11.1**	(0.8)	**280.5**	237.0
Earnings before interest and taxes	**171.0**	165.8	**66.5**	51.6	**5.5**	5.8	**243.0**	223.2
Interest expense							**18.5**	21.5
Income before income taxes							**224.5**	201.7
Income taxes							**66.5**	67.1
Non-controlling interest							**0.2**	--
Net income							**157.8**	134.6
Preferred dividends							**5.2**	5.2
Net income available to common shareholders							**152.6**	129.4



For the six months ended June 30 (in millions of dollars)	Investors Group 2004	2003	Mackenzie 2004	2003	Corporate & Other 2004	2003	Total 2004	2003
Fee income	**540.1**	472.3	**413.3**	364.8	**11.0**	(1.7)	**964.4**	835.4
Net investment income and other	**62.2**	55.8	**7.8**	8.5	**9.5**	15.3	**79.5**	79.6
	602.3	528.1	**421.1**	373.3	**20.5**	13.6	**1,043.9**	915.0
Operating expenses								
Commissions	**131.0**	91.3	**158.9**	140.5	**7.7**	--	**297.6**	231.8
Non-commission	**128.1**	120.3	**133.1**	132.7	**2.3**	(1.7)	**263.5**	251.3
	259.1	211.6	**292.0**	273.2	**10.0**	(1.7)	**561.1**	483.1
Earnings before interest and taxes	**343.2**	316.5	**129.1**	100.1	**10.5**	15.3	**482.8**	431.9
Interest expense							**37.3**	42.5
Income before income taxes							**445.5**	389.4
Income taxes							**134.5**	130.0
Non-controlling interest							**0.2**	--
Net income							**310.8**	259.4
Preferred dividends							**10.3**	10.3
Net income available to common shareholders							**300.5**	249.1

Interest expense represents the cost of financing the Mackenzie acquisition and totalled $18.5 million for the three months ended June 30, 2004 compared with $21.5 million in 2003. For the six-month period in 2004, interest expense was $37.3 million compared with $42.5 million in 2003. The reduction in the average balance of outstanding long-term debt contributed to the decrease in interest expense in both the three- and six-month periods of 2004 compared with 2003.

Income taxes: the effective rate of tax was 29.6 per cent and 30.2 per cent for the three- and six-month periods in 2004 compared with 33.3 per cent and 33.4 per cent, respectively, in 2003. The decline in the effective rate for both the three- and six-month periods in 2004 compared to 2003 was due to reductions in statutory tax rates, increases in gains on the sale of securities and the corporation's share of Lifeco's earnings which are reported in net investment income and other and which are taxed at lower rates, and other tax benefits

INVESTORS GROUP – OPERATING RESULTS

FEE AND NET INVESTMENT INCOME

FEE INCOME

Investors Group earns revenue primarily from the management, administration and distribution of Investors *Masterseries*™, partner and managed assets investment funds. This includes management fees, administration fees and distribution fees. Fee income is also earned from the distribution of insurance products, and the provision of securities services.



IGM Financial Inc.

The level of assets under management is influenced by three factors: sales, redemption rates and capital markets, including relative investment performance. For the three months ended June 30, 2004, sales of Investors Group mutual funds sold through its consultant network were $1.1 billion, an increase of 16.3 per cent from 2003. This compares to an overall industry increase in mutual fund sales of 36.6 per cent. Mutual fund redemptions totalled $1.1 billion for the same period, a decrease of 12.5 per cent from the $1.3 billion recorded in 2003. Investors Group's redemption rate for long-term funds decreased to 9.6 per cent at June 30, 2004 from 11.3 per cent at June 30, 2003 and remains well below the corresponding redemption rate of 14.8 per cent for all other members of the Investment Funds Institute of Canada (IFIC). Net redemptions of Investors Group mutual funds were $71 million compared with net redemptions of $382 million in 2003. For the six months ended June 30, 2004, sales of Investors Group mutual funds sold through its consultant network were $2.6 billion, an increase of 22.9 per cent from 2003. This compares to an overall industry increase in mutual fund sales of 45.7 per cent. Mutual fund redemptions totalled $2.3 billion for the same period, a decrease of 11.1 per cent from the $2.6 billion recorded in 2003. Net sales of Investors Group mutual funds were $315 million compared with net redemptions of $463 million in 2003.

Investment management services have provided reasonable levels of returns to date in 2004. At June 30, 2004, 38 per cent of *Masterseries*™ funds had a four- or five-star rating compared with 40 per cent at March 31, 2004 and December 31, 2003, and higher than the Morningstar♦ universe at 32 per cent. As at June 30, 2004, 65 per cent of the *Masterseries*™ funds had a rating of three stars or better. This compares with 74 per cent at both March 31, 2004 and December 31, 2003 and is slightly lower than the Morningstar♦ universe of 67 per cent.

Investors Group's mutual fund assets under management were $42.5 billion at June 30, 2004, an increase of $4.9 billion or 13.1 per cent from June 30, 2003, reflecting positive market action of $5.0 billion offset by net redemptions of mutual funds totalling $61 million. During the three-month period ended June 30, 2004, Investors Group's mutual fund assets decreased $139 million and in the six-month period ended June 30, 2004, increased $1.6 billion or 4.0 per cent. The decline in assets for the three months ended June 30, 2004 reflects negative market action in addition to the net redemptions of $71 million, while the increase from December 31, 2003 reflects positive market action combined with the $315 net sales experienced in the six-month period. The increase in assets in the industry for the three, six and twelve months ended June 30, 2004 are 2.5 per cent, 8.5 per cent and 21.8 per cent, respectively.



For the three-month and six-month periods ended June 30, 2004, management fee income was $206.4 million and $412.0 million, respectively, representing increases of $26.0 million and $55.0 million, respectively, from the corresponding periods in 2003. These increases reflect growth of 14.6 per cent and 15.1 per cent, respectively, in average daily mutual fund assets compared with 2003. Management fee income represented 195 basis points of average mutual fund assets in both the three- and six-month periods ended June 30, 2004, unchanged from 2003.

Administration fees totalled $41.0 million and $80.8 million, respectively, for the three-month and six-month periods ended June 30, 2004, compared with $34.1 million and $69.0 million for the same periods in 2003. During the three- and six-month periods, fees charged to the mutual funds for administrative services increased $3.4 million and $5.8 million respectively due to increases in related non-commission expenses. Increases in trustee fees in both the three- and six-month periods resulted from growth in average mutual fund assets in 2004 compared to 2003. Other service fees increased due to both the growth in average mutual fund assets during the three- and six-month periods of 2004 compared to 2003 and the introduction of the fixed rate service fee on deferred sales charge and no-load products in August 2003.

Distribution fee income of $22.4 million for the three months ended June 30, 2004 decreased 4.3 per cent from $23.4 million for the same period in 2003. For the six-month period ended June 30, 2004, distribution fee income was $47.3 million, an increase of 2.2 per cent from the $46.3 million achieved in the corresponding period in 2003. Redemption fee income declined by $1.6 million and $2.9 million, respectively, in the three- and six-month periods of 2004 compared with 2003, primarily due to lower redemptions subject to deferred sales charges. However, distribution fees related to insurance, securities, and banking operations increased in 2004 as a result of higher business volumes.

NET INVESTMENT INCOME AND OTHER

Net investment income and other totalled $28.6 million for the three months ended June 30, 2004, a decrease of $4.4 million from $33.0 million in 2003 primarily due to a decrease in revenues relating to mortgage banking activities.

For the six months ended June 30, 2004, net investment income and other totalled $62.2 million, an increase of $6.4 million from $55.8 million in 2003. This increase was due principally to increases in Investors Group's share of Lifeco's earnings and gains on the sale of securities, offset in part by a decrease in revenues related to mortgage banking activities.



OPERATING EXPENSES

Commission expense for the three months ended June 30, 2004 increased by $8.3 million to $28.1 million, compared with $19.8 million in 2003. For the six months ended June 30, 2004, commission expense increased by $15.9 million to $55.5 million from $39.6 million in 2003. The increase in commission expense for both the three- and six-month periods in 2004 compared to 2003 was due to:

- Amortization of commissions related to 2003 sales of $2.6 million for the three months and $6.5 million for the six months due to the change in estimate, effective April 1, 2001, which increased the term of amortization to 72 months.
- Amortization of commissions related to 2004 sales of $3.0 million for the three months and $4.3 million for the six months.
- Increases in other compensation related to mutual fund operations, insurance, mortgage and banking products.

In 2004, the asset retention bonus (ARB) expense, which is based on the level of assets under management, is made up of:

- Regular ARB – paid monthly and based on the month-end value of assets under management. Regular ARB expense increased by $8.1 million and $15.7 million for the three- and six-month periods as a result of both the increase in assets under management and the increase in the ARB rate paid to consultants as part of the company's realignment of its consultant compensation introduced in 2003.
- Asset retention premium (ARP) – a deferred component of compensation designed to promote consultant retention, announced in 2003 and effective beginning in 2004. ARP expense for the three- and six-month periods to June 30, 2004 was $4.1 million and $8.1 million, respectively.

Non-commission expense totalled $61.2 million for the three months ended June 30, 2004 compared with $59.4 million in 2003, representing an increase of $1.8 million or 3.0 per cent. For the six-month period, non-commission expense totalled $128.1 million compared with $120.3 million in 2003, an increase of $7.8 million or 6.5 per cent. The increase in both periods was primarily due to:



- Increases in expenses related to the administration of Investors Group's mutual funds due to both increased transactional volumes as well as post conversion activity costs related to the single shareholder system. Investors Group and Mackenzie merged their transfer agency and unitholder recordkeeping systems into one shareholder system in November 2003.
- Increases in sub-advisory fees as a result of increases in these assets under management.
- Increases in Consultant network support costs as a result of increased activity levels.

MACKENZIE – OPERATING RESULTS

FEE AND NET INVESTMENT INCOME

Mackenzie's mutual fund assets under management were $35.8 billion at June 30, 2004, an increase of $0.4 billion from $35.4 billion as at March 31, 2004, and an increase of $5.5 billion from $30.3 billion as at June 30, 2003.

For the three-month period ended June 30, 2004, sales of Mackenzie's mutual funds were $1.63 billion, an increase of 56.8 per cent from $1.04 billion in the comparative period last year. Redemptions of mutual funds during these same periods were $1.41 billion and $1.26 billion respectively, resulting in net sales of mutual funds of $219 million in 2004 as compared with net redemptions of mutual funds of $220 million in 2003. Net sales of long-term funds were $193 million in the current quarter as compared with net redemptions of long-term funds of $43 million in the corresponding period last year. For the six-month period ended June 30, 2004, sales of Mackenzie's mutual funds were $3.66 billion, an increase of 43.9 per cent from $2.54 billion in the comparative period last year. Redemptions of mutual funds during these same periods were $3.09 billion and $2.76 billion, respectively, resulting in net sales of $562 million during the six-month period ended June 30, 2004, as compared with net redemptions of $219 million in the comparative period last year. Net sales of long-term funds were $597 million for the six-month period ended June 30, 2004, as compared to equal sales and redemptions of long-term funds in the comparative period last year.

Market performance during the three- and six-month periods ended June 30, 2004 positively impacted mutual fund assets by $245 million and $1.51 billion, respectively. In 2003, market performance resulted in an increase of $1.73 billion in mutual fund assets during the three-month period ended June 30, and a decrease of $370 million in the six-month period.



As at June 30, 2004, Mackenzie held the top position among fund companies for offering the most Morningstar® rated five-star funds of any fund company in Canada. Excluding funds that emulate the portfolio of another fund, Mackenzie had eleven funds with the top ranking. At June 30, 2004, 43 per cent of Mackenzie mutual funds had ratings of four or five stars, and 69 per cent had three stars or better. This compares to 35 per cent and 68 per cent, respectively, at March 31, 2004, and 36 per cent and 71 per cent, respectively, at December 31, 2003 and exceeds the Morningstar® universe of 32 per cent and 67 per cent, respectively.

Total assets under management and administration, which include private and institutional clients accounts and labour sponsored funds were $40.9 billion at the end of the second quarter 2004, compared with $33.9 billion at the end of June 2003.

Management fees were $161.6 million for the three-month period ended June 30, 2004, an increase of $27.4 million or 20.4 per cent from $134.2 million in the comparative period in 2003. For the six-month period ended June 30, 2004, management fees increased $53.2 million or 19.8 per cent to $322.1 million from $268.9 million in the comparative period last year. These increases are consistent with the 19.5 per cent and 18.9 per cent increases, respectively, in Mackenzie's average mutual fund assets under management and the growth in its private and institutional accounts.

Administration fees declined by $1.8 million from $36.0 million in the comparative period of 2003 to $34.2 million in the three-month period ended June 30, 2004. This decrease is primarily attributed to a $1.1 million decline in operating expenses charged to funds, consistent with the decline in expenses incurred by Mackenzie on behalf of its mutual funds. For the six-month period ended June 30, 2004 administration fees were $72.4 million as compared with $74.9 million in the comparative period. This decrease is attributed to a $2.3 million decline in recoverable fund operating expenses.

Distribution fee income, which represents redemption fees earned on units of mutual funds sold on a deferred sales charge basis for which Mackenzie was the primary distributor, decreased $1.1 million to $8.7 million, and $2.2 million to $18.8 million, respectively, in the three- and six-month periods ended June 30, 2004, compared with the same periods last year. These decreases are consistent with the decline in the redemption of mutual funds that were subject to a



redemption fee and with the fact that mutual fund units subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

Net investment income was $4.0 million and $7.8 million, respectively, in the three- and six-month periods ended June 30, 2004. This represents decreases of $0.3 million and $0.7 million, respectively, compared with the same periods last year. These decreases are due to the net interest margin compression on M.R.S. Trust's lending and deposit portfolios.

OPERATING EXPENSES

Commission expense, which represents the amortization of deferred selling commissions, was $37.1 million in the three-month period ended June 30, 2004, as compared with $35.9 million in the previous year. Commission expense in the six-month period ended June 30, 2004 was $74.8 million, as compared with $72.9 million in the same period in 2003.

Trailer fees paid to dealers were $42.8 million in the three-month period ended June 30, 2004, an increase of $8.6 million or 25.1 per cent from $34.2 million in the three-month period ended June 30, 2003. Trailer fees in the six-month period ended June 30, 2004 were $84.1 million as compared with $67.6 million in 2003. The increases in trailer fees in both the three- and six-month periods ended June 30, 2004 are consistent with the period-over-period growth in average mutual fund assets under management and the shift in the percentage of Mackenzie's mutual fund assets invested in long-term equity based funds as opposed to short-term money market funds which has resulted in a higher average trailer fee rate.

Non-commission expenses decreased $0.5 million to $62.1 million in the three-month period ended June 30, 2004 from $62.6 million in the comparative period last year. A component of the non-commission expenses incurred by Mackenzie are related to the administration of its mutual funds. These expenses, which are recovered from Mackenzie's mutual funds, declined in the current quarter as compared to the corresponding period last year, largely a result of continued cost synergies being realized from the transition work with Investors Group. This reduction in non-commission expenses was partially offset by an increase in sub-advisory expenses incurred by Mackenzie in the management of its mutual funds, consistent with the growth in its sub-advised assets under management as compared to the same period last year. For the six-month period ended June 30, 2004, non-commission expenses were $133.1 million, an increase of $0.4 million from $132.7 million in the comparative period in 2003. The increase in non-commission expenses during this period was attributed to higher marketing and sales program related expenditures and increased sub-advisory expenses, consistent with the growth in its sub-advised assets under management.



This was partially offset by a decline in expenses incurred by Mackenzie in relation to the administration of its mutual funds.

CORPORATE AND OTHER

Earnings before interest and taxes for Corporate and Other, the segment which includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations were $5.5 million for the three months ended June 30, 2004 compared with $5.8 million in 2003, and $10.5 million for the six months ended June 30, 2004 compared with $15.3 million in 2003. Investment Planning Counsel's earnings before taxes were $0.6 million for the period May 10 to June 30, 2004. The reduction in net investment income earned on unallocated investments and other income for the three- and six-month periods ended June 30, 2004 compared with 2003 was due to lower levels of invested assets and other income.

CONSOLIDATED FINANCIAL POSITION

CONDENSED BALANCE SHEET

(in millions of dollars)	**June 30 2004**	December 31 2003
Cash and cash equivalents	**703**	969
Securities	**120**	106
Loans	**650**	528
Investment in affiliate	**484**	461
Deferred selling commissions	**832**	764
Other assets	**381**	334
Goodwill and intangible assets	**3,287**	3,130
Total assets	**6,457**	6,292
Deposits and certificates	**712**	729
Other liabilities	**955**	938
Long-term debt	**1,402**	1,404
Shareholders' equity		
Preferred shares	**360**	360
Common shareholders' equity	**3,028**	2,861
Total liabilities and shareholders' equity	**6,457**	6,292

IGM's on-balance sheet assets totalled $6.46 billion at June 30, 2004, compared with $6.29 billion at December 31, 2003.



IGM's holdings of securities were $120.6 million at June 30, 2004, an increase of $14.3 million or 13.5 per cent from December 31, 2003. Securities currently represent 1.9 per cent of total assets compared with 1.7 per cent at December 31, 2003. The market value of the IGM's portfolio exceeded cost by $116.6 million at June 30, 2004 and $125.1 million at December 31, 2003.

Loans, including mortgages and personal loans, increased by 23.2 per cent, or $122.3 million, to $650.3 million at June 30, 2004 and represent 10.0 per cent of total assets, compared with 8.4 per cent at December 31, 2003. Residential loans related to IGM's mortgage banking operations, designated for sale to third parties on a fully serviced basis, increased by $117.3 million while mortgages and personal loans related to intermediary activities increased by $5.0 million.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

IGM continues to generate significant cash flows which are sufficient to meet its operating liquidity requirements. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $308.0 million and $611.2 million, respectively, for the three- and six-months periods ended June 30, 2004, compared with $279.9 million and $547 million for the same periods in 2003, representing increases of 10.0 per cent and 11.7 per cent, respectively. During the three- and six-month periods ended June 30, 2004, average consolidated mutual fund assets under management increased by 17.9 per cent and 17.3 per cent, respectively, over 2003 levels.

Other potential sources of liquidity include IGM's portfolio of securities and lines of credit. As at June 30, 2004, the market value of the marketable securities in its portfolios and its unregulated subsidiaries was $216.3 million. Operating lines of credit totalled $235 million with various Schedule 1 Canadian chartered banks, of which $75 million represented committed lines of credit.

Liquidity can also be provided through IGM's demonstrated ability to raise funds in domestic debt and equity markets.



IGM Financial Inc.

CASH FLOWS

For the six months ended June 30 (in millions of dollars)	**2004**	2003
Operating activities	**144.3**	181.5
Financing activities	**(227.4)**	(80.5)
Investing activities	**(183.6)**	36.9
(Decrease) increase in cash and cash equivalents	**(266.7)**	137.9
Cash and cash equivalents, beginning of period	**969.3**	771.5
Cash and cash equivalents, end of period	**702.6**	909.4

Operating activities, before payment of commissions, generated $314.1 million during the six-month period ended June 30, 2004, as compared with $305.8 million in 2003. Cash commissions paid of $169.7 million in the six-month period ended June 30, 2004 reflect the increases in mutual fund sales over 2003 levels. Cash commissions paid during the comparable period in 2003 were $124.3 million.

Financing activities during the six months ended June 30, 2004 compared to the same period in 2003 related primarily to: a decrease of $37.2 million in deposits and certificates in 2004 compared with an increase of $28.6 million in 2003, which relates to changes in demand deposit levels; the payment of regular preferred and common share dividends, which increased to $150.3 million in 2004 from $133.0 million in 2003 as a result of increases in the corporation's common share dividends; the repayment of long-term debt assumed on the acquisition of Investment Planning Counsel in May 2004; and the repurchase of 642,000 common shares under the corporation's normal course issuer bid at a cost of $23.0 million. Other activity in 2003 related to the issue of $300 million in debentures and the repayment of $276 million in long-term debt, as discussed in the 2003 Annual Report.

Investing activities during the six months ended June 30, 2004 compared to the same period in 2003 related primarily to: the acquisition of Investment Planning Counsel, net of cash and cash equivalents assumed, which totalled $63.9 million; the purchase of $54.6 million in securities and security sales with proceeds of $60.9 million compared with $0.9 million and $69.0 million, respectively, in 2003; and increases in residential mortgages related to the IGM's mortgage banking operations (residential mortgages are held on a temporary basis pending sale to third parties on a fully serviced basis), and personal loans of $130.4 million, compared with an increase



of $69.4 million in 2003, offset in part by securitizations of $10.2 million in 2004 and $51.6 million in 2003.

CAPITAL RESOURCES

Shareholders' equity increased to $3.39 billion as at June 30, 2004 from $3.22 billion at December 31, 2003. On May 10, 2004, the corporation issued 734,796 common shares on the acquisition of Investment Planning Counselwith a stated value of $24.4 million. Long-term debt remained at year-end 2003 levels of $1.40 billion.

OUTLOOK

GROWTH OF MUTUAL FUNDS

The mutual fund market continues to play a prominent role in the financial services industry. As at June 30, 2004, mutual fund industry assets in Canada totalled $476.1 billion, an increase of 2.5 per cent from $464.6 billion at March 31, 2004 and 8.5 per cent from $438.9 billion at December 31, 2003. The $11.5 billion increase during the second quarter of 2004 reflects an estimated $1.2 billion increase from market action which represented 0.3 per cent of March 31, 2004 assets, net sales of $2.4 billion, and the inclusion of approximately $7.9 billion in new assets not previously reported to the IFIC. The $37.2 billion increase in industry assets in the six-month period from December 31, 2003 reflects an estimated $16.3 billion increase from market action, which represented 3.7 per cent of year-end 2003 industry assets, net sales of $13.3 billion, and the inclusion of approximately $7.6 billion in new assets that were not previously reported to the IFIC.

EXPANDED PRODUCT AND SERVICE OFFERING

Offering a broader range of financial products and increasing the diversification of the IGM core products have strengthened existing client relationships and have attracted new clients. This strategy continues to enhance the extent and quality of IGM's client relationships, protect its client base and expand its market share.

THE REGULATORY ENVIRONMENT

REVIEW OF MUTUAL FUND INDUSTRY PRACTICES

The Ontario Securities Commission, the Mutual Fund Dealers Association of Canada and the Investment Dealers Association of Canada are undertaking a review of "late trading" and "market timing" activities of mutual fund companies over the past two and one half years. Each of Investors Group and Mackenzie is participating in these reviews, and has provided detailed information to the regulators in response to their various questionnaires, inquiries and office visits over the period from November 2003 to date.



IGM Financial Inc.

There were no instances of ''late trading'' in the funds of either Investors Group or Mackenzie during the review period. Both companies maintain strict and effective procedures to prevent such trading. Both Investors Group and Mackenzie have determined that there were no instances of market timing transactions in their funds during the review period, as that term was defined by the regulators, but that there were a small number of instances of short-term trading in its international mutual funds during the relevant period. These were identified through the application of monitoring procedures, and steps were taken to terminate the trading activity.

We understand that this regulatory review is ongoing and will continue for some time. Both Investors Group and Mackenzie are supportive of the regulators' initiative to strengthen the Canadian mutual fund industry.



POWER CORPORATION OF CANADA

Consolidated Interim Financial Statements

As at and for the six-month period ended June 30, 2004 and 2003 [1]

[1] The Consolidated Interim Financial Statements as at and for the six-month period ended June 30, 2004 have been reviewed by the Corporation's auditors. However, the Consolidated Interim Financial Statements as at and for the six-month period ended June 30, 2003 have not been reviewed by the Corporation's auditors.



POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	June 30 2004 (unaudited)	December 31 2003
ASSETS		
Cash and cash equivalents	3,783	4,159
Investments		
Shares	4,147	3,915
Bonds	56,560	54,208
Mortgages and other loans	15,708	15,616
Loans to policyholders	6,918	6,566
Real estate	1,632	1,597
	84,965	81,902
Funds withheld by ceding insurers	3,872	4,142
Investment in affiliates, at equity	1,614	1,574
Goodwill and intangible assets (Note 2)	10,744	10,339
Future income taxes	516	692
Other assets	4,582	4,391
	110,076	107,199
LIABILITIES		
Policy liabilities		
Actuarial liabilities	69,866	66,999
Other	4,420	4,499
Deposits and certificates	713	729
Funds held under reinsurance contracts	4,375	4,655
Long-term debt (Note 3)	4,096	4,289
Future income taxes	620	579
Other liabilities	8,427	8,936
	92,517	90,686
Non-controlling interests	11,052	10,471
SHAREHOLDERS' EQUITY		
Stated capital (Note 4)		
Non-participating shares	547	549
Participating shares	384	373
Contributed surplus (Note 1)	9	-
Retained earnings	5,452	5,093
Foreign currency translation adjustments	115	27
	6,507	6,042
	110,076	107,199



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

(in millions of dollars, except per share amounts)	For the three months ended June 30 2004	2003	For the six months ended June 30 2004	2003
REVENUES				
Premium income (Note 9)	3,940	2,669	7,351	5,618
Net investment income	1,403	996	2,801	1,995
Fees and media income	1,165	897	2,245	1,822
	6,508	4,562	12,397	9,435
EXPENSES				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds (Note 9)	4,333	2,959	8,102	6,281
Commissions	471	275	896	557
Operating expenses	876	652	1,760	1,338
Interest expense	63	55	127	97
	5,743	3,941	10,885	8,273
	765	621	1,512	1,162
Share of earnings of affiliates	61	50	67	46
Other income (charges), net (Note 6)	13	-	-	(10)
Earnings before income taxes and non-controlling interests	839	671	1,579	1,198
Income taxes	201	192	399	341
Non-controlling interests	356	259	691	470
Net earnings	282	220	489	387
Earnings per participating share (Note 7)				
Basic	1.24	0.95	2.14	1.67
Diluted	1.21	0.94	2.10	1.65



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

(in millions of dollars)	For the six months ended June 30 2004	2003
Retained earnings, beginning of year		
As previously reported	5,093	4,126
Change in accounting policy (Note 1)	(4)	-
As restated	5,089	4,126
Add		
Net earnings	489	387
	5,578	4,513
Deduct		
Dividends		
Non-participating shares	15	15
Participating shares	118	100
Premium on Subordinated voting shares purchased for cancellation	3	-
Other	(10)	7
	126	122
Retained earnings, end of period	5,452	4,391



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	For the three months ended June 30		For the six months ended June 30	
(in millions of dollars)	2004	2003	2004	2003
Operating activities				
Net earnings	282	220	489	387
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	1,003	(185)	1,680	(71)
Decrease (increase) in funds withheld by ceding insurers	42	174	270	169
Amortization and depreciation	24	23	48	47
Future income taxes	106	(36)	95	(10)
Non-controlling interests	356	259	691	470
Other	(850)	130	(1,321)	457
	963	585	1,952	1,449
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(139)	(101)	(277)	(199)
Non-participating shares	(8)	(8)	(15)	(14)
Participating shares	(64)	(54)	(118)	(100)
	(211)	(163)	(410)	(313)
Issue of subordinate voting shares	-	2	11	3
Repurchase of participating shares for cancellation	-	-	(3)	-
Repurchase of non-participating shares for cancellation	(1)	(1)	(2)	(2)
Issue of common shares by subsidiaries	3	9	60	19
Issue of preferred shares by subsidiaries	-	-	-	350
Redemption of preferred shares by subsidiaries	-	(150)	-	(150)
Repurchase of common shares by subsidiaries	(55)	(31)	(111)	(56)
Issue of long-term debt	-	-	-	1,150
Repayment of long-term debt	(223)	(75)	(223)	(275)
Other	(44)	(10)	(39)	8
	(531)	(419)	(717)	734
Investment activities				
Bond sales and maturities	9,988	8,005	20,203	14,836
Mortgage loan repayments	646	308	1,101	641
Sale of shares	279	95	744	367
Proceeds from securitization	-	52	10	52
Change in loans to policyholders	(181)	(55)	(192)	(73)
Change in repurchase agreements	(124)	65	103	(197)
Reinsurance transactions	(8)	-	(436)	-
Acquisition of Investment Planning Counsel Inc.	(64)	-	(64)	-
Investment in subsidiaries	-	(155)	-	(160)
Investment in bonds	(10,257)	(8,261)	(21,170)	(16,426)
Investment in mortgage loans	(409)	(219)	(945)	(375)
Investment in shares	(406)	(254)	(946)	(365)
Other	(29)	99	(19)	141
	(565)	(320)	(1,611)	(1,559)
Increase (decrease) in cash and cash equivalents	(133)	(154)	(376)	624
Cash and cash equivalents, beginning of period	3,916	3,779	4,159	3,001
Cash and cash equivalents, end of period	3,783	3,625	3,783	3,625



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

June 30, 2004

Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Corporation of Canada at June 30, 2004 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2003, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2003.

Stock Based Compensation

Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of prior years' financial statements and results in a $4 million reduction in retained earnings and $4 million increase in contributed surplus. See also Note 4.

Hedging Relationships

Accounting Guideline 13 - Hedging Relationships (AcG-13) specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation, and effectiveness of hedges and the discontinuance of hedge accounting. Subsequent to January 1, 2004, derivatives that do not qualify for hedge accounting will be carried at fair value on the consolidated balance sheets, and changes in fair value will be recorded in the consolidated statements of earnings. Non-qualifying derivatives will continue to be utilized on a basis consistent with the risk management policies of the Corporation and will be monitored by the Corporation for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met. The Corporation reassessed its hedging relationships as at January 1, 2004 and determined that the adoption of the new recommendation did not have a material effect on the Corporation's consolidated financial statements.

Interim Financial Statements

Effective June 30, 2004, the CICA Handbook Section 1751 Interim Financial Statements was amended to require disclosure of the total benefit cost for employee future benefits. (see Note 12)

Name change of a subsidiary

During the second quarter of 2004, Investors Group Inc. received shareholder and regulatory approval to change its name to IGM Financial Inc. (IGM)

Comparative figures

Certain of the 2003 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.



Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the six months ended June 30, 2004 is as follows:

(in millions of dollars)	Goodwill	Intangible assets	Total
Balance, beginning of year	8,012	2,327	10,339
Change in allocation of the purchase price of Canada Life Financial Corporation (CLFC)	66	127	193
Acquisition of Investment Planning Counsel Inc. (Note 11)	125	33	158
Amortization of finite life intangible assets		(7)	(7)
Additional investments in subsidiaries and other	49	12	61
Balance, end of period	8,252	2,492	10,744

At June 30, 2004, intangible assets are composed of finite life intangibles ($503 million) subject to amortization and indefinite life intangibles ($1,989 million).

The indefinite life intangible assets represent the fair value of mutual fund management and customer related contracts ($946 million), trade names ($268 million), brands and trademarks ($421 million) and the shareholders' portion of acquired future participating profits ($354 million).

The change in the allocation of the purchase price of CLFC consists of decreases in the values of bonds and other assets acquired of $91 million, increases in the value of intangible assets of $127 million (finite life intangible assets relating to distribution channels), increases in the value of policy liablilities assumed of $164 million and decreases in the value of other liabilities assumed of $62 million. The goodwill arising from the CLFC acquisition may be adjusted in 2004 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed.

The goodwill arising from the Investment Planning Counsel acquisition may be adjusted in 2004 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed.



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 3. Long-term Debt

(in millions of dollars)	June 30 2004	December 31 2003
Power Financial Corporation		
7.65% debentures, due January 5, 2006	150	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
Floating Bankers' Acceptance, due May 30, 2006	175	175
6.75% Debentures 2001 Series, due May 9, 2011	450	450
6.58% Debentures 2003 Series, due March 7, 2018	150	150
6.65% Debentures 1997 Series, due December 13, 2027	125	125
7.45% Debentures 2001 Series, due May 9, 2031	150	150
7.00% Debentures 2002 Series, due December 31, 2032	175	175
7.11% Debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Five year term facility at rates of: $237 at Canadian 90-day Bankers' Acceptance; $79 at 30-day Bankers' Acceptance; $62 at 90-day LIBOR rate; $20 at 30-day LIBOR rate	398	596
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	276	278
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	210	210
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
Series B 6.40% Debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048. Unsecured (US $175)	234	226
Other notes payable with interest of 8.0%	11	12
Other		
Bank loan at prime plus a premium varying between 0.875% and 3.750%	91	91
	4,096	4,289



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 4. Capital stock and Stock option plan

Stated Capital

(in millions of dollars)	June 30 2004	December 31 2003
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized - Unlimited number of shares		
Issued - 939,878 *(2003 - 979,878)* shares	47	49
Series A First Preferred Shares		
Authorized and issued - 6,000,000 shares	150	150
Series B First Preferred Shares		
Authorized and issued - 8,000,000 shares	200	200
Series C First Preferred Shares		
Authorized and issued - 6,000,000 shares	150	150
	547	549
Participating shares		
Participating Preferred Shares		
Authorized - Unlimited number of shares		
Issued - 24,427,386 shares	27	27
Subordinate Voting Shares		
Authorized - Unlimited number of shares		
Issued - 197,608,500 *(2003 - 196,929,950)* shares	357	346
	384	373

Stock-Based Compensation

Since January 2004, compensation expense is recorded for options granted under the Corporation's and the subsidiaries' stock option plans based on the fair value of the options at the grant date, amortized over the vesting period. Compensation expense of $8 million has been recognized for the six months ended June 30, 2004. Under the Corporation's stock option plan 581,050 options were granted during the second quarter of 2004 (no options were granted in the first quarter of 2004 and no options were granted in 2003). The fair value of options granted ($15.83 per option) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2%, expected volatility of 24%, risk-free interest rate of 5% and expected life of 7 years. In addition stock options were granted by subsidiaries.

For the six-month period ended June 30, 2003 the intrinsic value based method of accounting was applied. Under this method, no compensation expense is recorded for options granted by the Corporation and its subsidiaries. Had the fair value based accounting method been applied for the options granted since January 1, 2002, the Corporation's net earnings for the six-month period ended June 30, 2003 would have been reduced by less than $1 million and earnings per participating share would have been reduced by less than $0.01.

Options were outstanding at June 30, 2004 to purchase, until May 16, 2014, 8,470,502 subordinate voting shares at various prices from $9.15625 to $52.75 per share. For the six-month period ended June 30, 2004, 746,550 shares (318,200 in 2003) were issued under the Corporation's plan for an aggregate consideration of $12 million ($3 million in 2003).



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure ***(in millions of dollars)***

For the three months ended June 30, 2004	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	3,940				3,940
Net investment income	1,325	37		41	1,403
Fees and media income	587	487		91	1,165
	5,852	524	-	132	6,508
EXPENSES					
Insurance claims	4,333				4,333
Commissions	314	154		3	471
Operating expenses	639	127		110	876
Interest expense	-	18		45	63
	5,286	299	-	158	5,743
	566	225	-	(26)	765
Share of earnings of affiliates			62	(1)	61
Other income - net	(9)	-	14	8	13
Earnings before the following	557	225	76	(19)	839
Income taxes	130	67	-	4	201
Non-controlling interests	242	99	25	(10)	356
Contribution to consolidated net earnings	185	59	51	(13)	282

Information on profit measure ***(in millions of dollars)***

For the three months ended June 30, 2003	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	2,669				2,669
Net investment income	903	43		50	996
Fees and media income	399	417		81	897
	3,971	460	-	131	4,562
EXPENSES					
Insurance claims	2,959				2,959
Commissions	163	116		(4)	275
Operating expenses	434	122		96	652
Interest expense	-	21		34	55
	3,556	259	-	126	3,941
	415	201	-	5	621
Share of earnings of affiliates			50	-	50
Other income - net	-	-	-	-	-
Earnings before the following	415	201	50	5	671
Income taxes	115	67		10	192
Non-controlling interests	163	83	17	(4)	259
Contribution to consolidated net earnings	137	51	33	(1)	220



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure ***(in millions of dollars)***

For the six months ended June 30, 2004	**LIFECO**	**IGM**	**PARJOINTCO**	**OTHER**	**TOTAL**
REVENUES					
Premium income	7,351				7,351
Net investment income	2,649	79		73	2,801
Fees and media income	1,119	965		161	2,245
	11,119	1,044	-	234	12,397
EXPENSES					
Insurance claims	8,102				8,102
Commissions	605	298		(7)	896
Operating expenses	1,278	263		219	1,760
Interest expense	-	37		90	127
	9,985	598	-	302	10,885
	1,134	446	-	(68)	1,512
Share of earnings of affiliates			68	(1)	67
Other income - net	(18)	-	16	2	-
Earnings before the following	1,116	446	84	(67)	1,579
Income taxes	267	135		(3)	399
Non-controlling interests	491	195	28	(23)	691
Contribution to consolidated net earnings	358	116	56	(41)	489

Information on profit measure ***(in millions of dollars)***

For the six months ended June 30, 2003	**LIFECO**	**IGM**	**PARJOINTCO**	**OTHER**	**TOTAL**
REVENUES					
Premium income	5,618				5,618
Net investment income	1,851	80		64	1,995
Fees and media income	832	835		155	1,822
	8,301	915	-	219	9,435
EXPENSES					
Insurance claims	6,281				6,281
Commissions	333	232		(8)	557
Operating expenses	894	252		192	1,338
Interest expense	-	42		55	97
	7,508	526	-	239	8,273
	793	389	-	(20)	1,162
Share of earnings of affiliates			46		46
Other income - net	-	-	(10)	-	(10)
Earnings before the following	793	389	36	(20)	1,198
Income taxes	221	130		(10)	341
Non-controlling interests	303	161	12	(6)	470
Contribution to consolidated net earnings	269	98	24	(4)	387



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 6. Other income (charges), net

(in millions of dollars)	For the three months ended June 30 2004	2003	For the six months ended June 30 2004	2003
Share of Pargesa's non-operating earnings	14	-	16	(10)
Gain resulting from the dilution of the Corporation's interest in IGM	8		8	-
Restructuring costs (Note 8)	(9)	-	(18)	-
Other	-	-	(6)	-
	13	-	-	(10)

Note 7. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per paticipating share computations:

For the three months ended June 30 *(in millions of dollars)*	2004	2003
Net earnings	282	220
Dividends on non-participating shares	(7)	(8)
Net earnings available to participating shareholders	275	212
Weighted number of participating shares outstanding *(millions)*		
Basic	222.0	222.3
Exercise of stock options	8.5	8.9
Shares assumed to be repurchased with proceeds from exercise of stock options	(4.0)	(4.9)
Weighted number of participating shares outstanding *(millions)*		
Diluted	226.5	226.3

For the six months ended June 30 *(in millions of dollars)*	2004	2003
Net earnings	489	387
Dividends on non-participating shares	(15)	(15)
Net earnings available to participating shareholders	474	372
Weighted number of participating shares outstanding *(millions)*		
Basic	221.8	222.3
Exercise of stock options	8.5	8.9
Shares assumed to be repurchased with proceeds from exercise of stock options	(4.1)	(5.1)
Weighted number of participating shares outstanding (denominator) *(millions)*		
Diluted	226.2	226.1



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 8. Restructuring costs

Following the acquisition of CLFC on July 10, 2003, Lifeco developed a plan to restructure and exit selected operations of CLFC. Lifeco expects the restructuring to be substantially completed by the end of 2004. Costs are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations and systems, compensation costs and facilities. Expected total restructuring costs have been revised during the second quarter of 2004 from $497 million to $448 million. The costs include approximately $350 million that was recognized as part of the purchase equation of CLFC. Costs of approximately $98 million will be charged to income as incurred.

The following details the amount and status of restructuring and exit program costs.

(in millions of dollars)	Expected Total costs	Amounts utilized - 2003	Amounts utilized - 2004	Total amounts utilized	Balance June 30, 2004
Eliminating duplicate systems	128	13	30	43	85
Exiting and consolidating operations	115	28	30	58	57
Compensation costs	205	84	50	134	71
	448	125	110	235	213
Accrued on acquisition	350	94	92	186	164
Expense as incurred	98	31	18	49	49
	448	125	110	235	213

Note 9. Reinsurance transactions

During the first quarter of 2004, Lifeco's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $429 million associated with the transaction have been recorded on the consolidated statement of earnings as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities. For the consolidated balance sheet, this transaction resulted in a reduction of cash and other assets of $464 million, a reduction of policyholder liabilities of $429 million, and a reduction of other liabilities of $35 million.

Note 10. Commitments

London Reinsurance Group Inc. (LRG), an indirect subsidiary of Lifeco has a syndicated letter of credit facility providing U.S. $1,100 million in letters of credit capacity. At December 31, 2003 LRG had issued U.S. $925 million in letters of credit under the facility. On January 5, 2004 two transactions resulted in the reduction of total issued letters of credit to U.S. $818 million. LRG has issued U.S. $830 million in letters of credit as at June 30, 2004.



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 11. Acquisition of Investment Planning Counsel Inc.

On May 10, 2004, IGM acquired 74.7% of the outstanding common shares of Investment Planning Counsel, a Canadian financial services company. The results of Investment Planning Counsel's operations have been included in the consolidated

The aggregate purchase price was $100 million, including $76 million in cash, including transaction costs, and common shares valued at $24 million. The value of the 734,796 common shares issued was determined based on the weighted-average market price of IGM's shares over the two-day period before and after the terms of the acquisition was agreed to and announced.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation is preliminary and based on IGM's best estimates. The final purchase price allocations will be completed as soon as IGM has gathered all the significant information considered necessary in order to finalize this allocation.

	(in millions of dollars)
Fair value of assets acquired:	
Cash and cash equivalents	12
Deferred selling commissions	8
Other assets	26
Finite-life intangible assets	33
	79
Liabilities assumed:	
Deposits	21
Other liabilities	52
Future income taxes	8
Long-term debt	23
	104
Fair value of net assets acquired	(25)
Goodwill and other intangible assets	125
Total purchase consideration	100

Included in Other liabilities are accruals for contract termination costs of $27 million which were paid in the second quarter and other restructuring costs of $9 million related to the acquisition of Investment Planning Counsel.

Note 12. Pension Plans and Other Post Retirement Benefits

The total benefit costs for the periods ending June 30, 2004 included in operating expenses are as follows:

(in millions of dollars)	For the three months ended June 30 2004	For the six months ended June 30 2004
Pension benefits	22	37
Other benefits	15	31
	37	68

Note 13. Subsequent event

On July 13, 2004, the holders of Subordinate Voting Shares and Participating Preferred Shares of the Corporation approved a subdivision of the Corporation's Subordinate Voting Shares and Participating Preferred Shares on a two-for-one basis, effective July 23, 2004. The subdivision increased the number of Subordinate Voting Shares outstanding from 197,608,500 to 395,217,000 Subordinate Voting Shares and the number of Participating Preferred Shares outstanding from 24,427,386 to 48,854,772 Participating Preferred Shares.



Printed in Canada



POWER
CORPORATION
OF CANADA

QUARTERLY REPORT

for the nine months ended September 30, 2004

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 FAX (514) 286-7424

To the Shareholders

Power Corporation of Canada's operating earnings for the nine-month period ended September 30, 2004 were $712 million or $1.56 per participating share, compared with $595 million or $1.29 per participating share for the same period in 2003. This represents a 21 per cent increase on a per share basis.

Growth in operating earnings reflects a strong increase in the contribution from Power Financial Corporation, partly offset by a decrease in results from corporate activities.

Other income was $5 million or $0.01 per participating share for the nine-month period ended September 30, 2004. In the first nine months of 2003, other income was $472 million or $1.06 per share. Other income in 2003 consisted primarily of the Corporation's share of other income of Power Financial, which included a significant dilution gain in connection with the acquisition of Canada Life Financial Corporation by Great-West Lifeco Inc.

Net earnings for the nine months ended September 30, 2004 were $717 million or $1.57 per participating share, compared with $1,067 million or $2.35 per share in 2003.

THIRD QUARTER RESULTS

For the quarter ended September 30, 2004, operating earnings of the Corporation were $233 million or $0.51 per share, compared with $202 million or $0.44 per share in the third quarter of 2003, an increase of 16 per cent on a per share basis.

Other income consisted of a charge of $5 million or $0.01 per share in the third quarter of 2004. In the corresponding period of 2003, other income was $478 million or $1.07 per share.

As a result, net earnings were $228 million or $0.50 per share for the quarter ended September 30, 2004, compared with $680 million or $1.51 per share in 2003.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation reported operating earnings for the nine-month period ended September 30, 2004 of $1,143 million or $1.55 per common share, compared with $907 million or $1.23 per share for the same period in 2003. This represents a 26 per cent increase on a per share basis.

Growth in operating earnings reflects a strong increase in the contribution from its subsidiaries and affiliate.



Other income was $11 million or $0.02 per share for the nine-month period in 2004, compared with $798 million or $1.15 per share in the corresponding period last year. Other income in 2003 included a net dilution gain of $888 million in connection with the Canada Life Financial Corporation acquisition by Great-West Lifeco.

Net earnings, including other income, for the nine-month period ended September 30, 2004 were $1,154 million or $1.57 per share, compared with $1,705 million or $2.38 per share for the same period in 2003.

For the quarter ended September 30, 2004, operating earnings of Power Financial were $385 million or $0.52 per share, compared with $319 million or $0.43 per share for the same period in 2003, an increase of 20 per cent.

Other income consisted of a charge of $4 million for the quarter of 2004, compared with $808 million or $1.16 per share in 2003, including the net dilution gain of $888 million mentioned above.

As a result, net earnings were $381 million or $0.52 per share for the quarter of 2004, compared with $1,127 million or $1.59 per share in 2003.

On behalf of the Board of Directors,

Paul Desmarais, Jr.
Chairman and
Co-Chief Executive Officer

André Desmarais
President and
Co-Chief Executive Officer

November 11, 2004



Management's Discussion and Analysis of Operating Results

FORWARD-LOOKING STATEMENTS This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, global economic and financial conditions, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Corporation of Canada ("Power Corporation" or the "Corporation") for the three-month and nine-month periods ended September 30, 2004. This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Corporation and notes thereto for the three-month and nine-month periods ended September 30, 2004; management's discussion and analysis of operating results for the year ended December 31, 2003 dated April 2, 2004 and filed on May 13, 2004 (the "2003 MD&A"); the consolidated financial statements and notes thereto for the year ended December 31, 2003; and the unaudited interim consolidated financial statements and notes thereto for the six-month period ended June 30, 2004. Additional information relating to Power Corporation, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

The information contained in the sections concerning Power Financial Corporation ("Power Financial"), Great-West Lifeco Inc. ("Lifeco"), and IGM Financial Inc. ("IGM") has been summarized from quarterly information publicly disclosed by these companies. More information on these subsidiaries and in particular Lifeco and IGM, including their operations and products as well as disclosure relating to the outlook and the relevant trends, risks and uncertainties relating to these companies, can be found in their annual and interim financial statements and related management discussion and analysis. These reports are available from the Secretary of Lifeco, IGM, or Power Financial, respectively. They are also available either directly from the Web sites of Lifeco (www.greatwestlifeco.com), IGM (www.investorsgroup.com) or through Power Corporation's Web site (www.powercorporation.com) or Power Financial's (www.powerfinancial.com).

The information contained in the section concerning Pargesa Holding S.A. ("Pargesa") is extracted from the press release issued by Pargesa on November 10, including unaudited earnings for the nine-month period ended September 30, 2004. Readers can also access Pargesa's Web site, either directly (www.pargesa.ch), or through Power Corporation's Web site.



As in previous years, Pargesa released its six-month earnings only during the month of September. The contribution from Parjointco, which holds Power Financial's interest in Pargesa, for the three-month and six-month periods ended June 30, 2004 reflected in the unaudited interim consolidated financial statements of Power Financial for the period ending June 30, 2004, was therefore established by Power Financial on the basis of estimated figures, as previously disclosed. In accordance with the practice in prior years, the impact of the difference between these estimated figures and actual six-month results released by Pargesa in September has been recorded by Power Financial in the third quarter. The impact on Power Financial's third quarter operating earnings is positive $4 million or $0.01 per share, and the impact on non-operating earnings is negative $1 million or $0.00 per share.

OVERVIEW

Power Corporation is a holding company whose principal asset is its controlling interest in Power Financial. As of September 30, 2004, Power Corporation held a 66.4 per cent equity and voting interest in Power Financial, compared with a 67.1 per cent interest at the end of 2003. The decrease in Power Corporation's interest in Power Financial results from the issuance by Power Financial of common shares under its Employee Stock Option Plan.

Power Financial holds substantial interests in the financial services industry through its controlling interest in each of Lifeco and IGM. Power Financial also holds an interest in Pargesa together with the Frère group of Belgium.

LIFECO

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company ("Great-West Life"), London Life Insurance Company ("London Life") and The Canada Life Assurance Company ("Canada Life"), and in the United States through Great-West Life & Annuity Insurance Company ("GWL&A") and Canada Life.

In Canada, Great-West Life and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Europe segment is composed of two distinct businesses: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, Germany and around the world; and Reinsurance, which operates primarily in the United States and Europe.

Great-West Life provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through its subsidiary London Reinsurance Group ("LRG").



In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of healthcare and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

On September 24, 2004, the shareholders of Lifeco approved a subdivision of the common shares of the company on a two-for-one basis. The subdivision was effective October 6, 2004. Had the subdivision been effective September 30, 2004, the number of common shares outstanding on September 30, 2004 would have increased from 445,424,257 to 890,848,514.

At the end of September 2004, Power Financial and IGM held 70.6 per cent and 4.2 per cent, respectively, of Lifeco's common shares, representing approximately 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

IGM

During the second quarter, IGM received shareholder and regulatory approval to change its name from Investors Group Inc. ("Investors Group") to IGM Financial Inc. This change only affects the name of the public company and does not affect the name of the Investors Group financial planning and mutual fund organization. Both Investors Group and Mackenzie Financial Corporation ("Mackenzie") will continue to operate under their current names and through their existing brands. The new name reflects the evolution of the public company, and more accurately represents the structure of the organization today.

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its two operating units, Investors Group and Mackenzie, which offer their own distinctive products and services through separate advice channels encompassing over 43,000 consultants and independent financial advisors.

Investors Group, through a network of 3,391 consultants nationwide, provides personal financial solutions to its clients who receive comprehensive financial planning advice and service, including investment, retirement, tax and estate planning. Investors Group has top quality investment management, and offers a full range of investments through its own proprietary funds and third-party advised funds, along with a broad selection of insurance, securities, banking and mortgage products and services.

Mackenzie is a multifaceted investment management and financial services corporation, which was founded in 1967. Mackenzie mutual funds are sold through relationships with nearly 40,000 independent financial advisors across Canada.



On May 10, 2004, IGM acquired a 74.7 per cent interest in Investment Planning Counsel Inc. ("Investment Planning Counsel") for total consideration of $100.3 million. This acquisition will expand IGM's presence in the independent financial planning channel. Investment Planning Counsel is the fifth largest financial planning firm in Canada with over 600 financial planners, and had mutual fund assets under management of $1.36 billion (Counsel Group of Funds) and total assets under management and administration of $7.32 billion at September 30, 2004. The transaction was structured to maintain the entrepreneurial character of Investment Planning Counsel and was consistent with IGM's strategy of owning leading businesses in both manufacturing and distribution within the advice segment of the financial services industry. Investment Planning Counsel is operating as a separate entity and is being managed by its existing leadership team.

At the end of September 2004, Power Financial and Great-West Life held 55.9 per cent and 3.5 per cent, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50 per cent interest in Parjointco N.V., which at the end of September 2004 held a 54.3 per cent equity interest in Pargesa, representing 61.8 per cent of the voting rights of that company.

The Pargesa group has substantial holdings in four major companies based in Europe, participating in media and entertainment through Bertelsmann AG ("Bertelsmann"); oil, gas and chemicals through Total S.A. ("Total"); energy, water and waste services through Suez S.A. ("Suez"); and specialty minerals through Imerys S.A. ("Imerys").

GESCA LTÉE

Through its wholly owned subsidiary, Gesca Ltée ("Gesca"), Power Corporation has an interest in the communications sector in Canada. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario, including *Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi. In recent years, Gesca has undertaken several initiatives aimed at focusing its resources on high-quality content. Among recent initiatives are the launch of the new format of *La Presse* in 2003 and the investment in Workopolis, Canada's leading provider of recruitment and job search solutions, in which Gesca owns a 20 per cent interest.



POWER TECHNOLOGY INVESTMENT CORPORATION

Power Corporation also owns 100 per cent of Power Technology Investment Corporation ("PTIC"). PTIC is an investor in the biotechnology and technology sectors. As at the end of September 2004, PTIC's direct and indirect investments include an approximate 17.5 per cent interest on a fully diluted basis in Neurochem Inc., a public company based in Montréal with products that are focused primarily on the central nervous system and on amyloid-related diseases associated with aging and chronic inflammatory diseases, and a 9 per cent interest in Adaltis Inc., a company that develops, manufactures and markets laboratory products for the diagnosis of human diseases. PTIC also holds interests in various U.S.-based technology funds, as well as minority ownership positions in several companies.

ASIA

In Asia, the most significant investment of the Corporation is its 4.6 per cent interest in CITIC Pacific Ltd. ("CITIC Pacific"). CITIC Pacific invests in providing base infrastructure power generation, civil infrastructure, communications and aviation in Hong Kong and the mainland of China. CITIC Pacific is also engaged in marketing and distributing motor and consumer products, and property investment and management. In addition, Power Corporation is involved in selected projects in China.

OTHER INVESTMENTS OR FUNDS

Over the years, Power Corporation has invested directly or through wholly owned subsidiaries in a number of selected investment funds and hedge funds. As previously disclosed, Power Corporation has committed to invest up to €100 million in Sagard FCPR, a private equity fund in Europe. Power also owns 100 per cent of the Paris-based management company of the fund.

OUTSTANDING NUMBER OF PARTICIPATING SHARES

As of September 30, 2004, there were 48,854,772 Participating Preferred Shares and 395,673,064 Subordinate Voting Shares of the Corporation outstanding, compared with 48,854,772 and 393,859,900, respectively, as of December 31, 2003 (adjusted for the recent share subdivision).

As previously announced, the holders of Subordinate Voting Shares and Participating Preferred Shares of Power Corporation approved a subdivision of these shares on a two-for-one basis on July 13, 2004. It became effective on July 23, 2004.

As a result, starting with this interim period, per share figures pertaining to Power Corporation are reported on a post-subdivision basis, and corresponding figures per share in this report related to previous periods have been adjusted accordingly to reflect the two-for-one subdivision.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of the Corporation, which are the basis of information presented in this report, have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and presented in Canadian dollars. Please refer to Note 1 of the financial statements.



INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for using the equity method. Pargesa's financial statements, which are prepared in accordance with Swiss generally accepted accounting principles, are adjusted by Power Financial in order to conform to Canadian GAAP. These adjustments consist, among other things, of eliminating the effect of amortization of goodwill from Pargesa's results.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, adjusted if necessary as described above, is included as part of "other income" in the Corporation's financial statements.

RESULTS OF POWER CORPORATION OF CANADA

This section is an overview of the results of Power Corporation. Consistent with past practice, in this section Power Financial, Gesca and PTIC are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Corporation's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as "other income".

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations difficult.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided below a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements, after the paragraph "Net earnings".



EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS (unaudited)

As explained above, all per share amounts are presented on a post-subdivision basis.

	For the nine months ended September 30				For the three months ended September 30			
	2004		2003		**2004**		2003	
(in millions of dollars, except per share amounts)	**Total [1]**	**Per share [2]**	Total [1]	Per share [2]	**Total [1]**	**Per share**	Total [1]	Per share [2]
Contribution from subsidiaries to operating earnings	**717**		573		**238**		201	
Results from corporate activities	**(5)**		22		**(5)**		1	
Operating earnings	**712**	**1.56**	595	1.29	**233**	**0.51**	202	0.44
Other income	**5**	**0.01**	472	1.06	**(5)**	**(0.01)**	478	1.07
Net earnings	**717**	**1.57**	1,067	2.35	**228**	**0.50**	680	1.51

(1) Before dividends on preferred shares, which amounted to $22 million in the nine-month periods of 2004 and 2003, and to $7 million in the third quarter of 2004 and 2003.

(2) As already explained, comparative figures per share for previous periods have been adjusted to reflect the two-for-one stock subdivision.

A. OPERATING EARNINGS

Operating earnings of Power Corporation for the nine-month period ended September 30, 2004 were $712 million or $1.56 per share, compared with $595 million or $1.29 per share for the corresponding period of 2003. This represents a 20.8 per cent increase on a per share basis.

For the three-month period ended September 30, 2004, operating earnings were $233 million or $0.51 per share, compared with $202 million or $0.44 per share in 2003, a 16.1 per cent increase on a per share basis.

Share of operating earnings from subsidiaries

Power Corporation's share of operating earnings from its subsidiaries increased by 25 per cent on a year-to-date basis, from $573 million in 2003 to $717 million in 2004. On a quarter-over-quarter basis, the increase was 18 per cent ($238 million in the third quarter of 2004, compared with $201 million in the corresponding quarter of 2003). This increase was primarily due to the growth in the contribution from Power Financial, whose operating earnings per share increased 26.2 per cent and 20.4 per cent, respectively, for the nine-month and three-month periods ended September 30, 2004, compared to the same periods in 2003. For more details on results of Power Financial for the nine- and three-month periods, please refer to the corresponding section of this report.

Results from corporate activities

Results from corporate activities include income from investments, operating expenses, depreciation and income taxes. Corporate activities resulted in a net charge of $5 million to operating earnings in the nine-month period ended September 30, 2004, compared with a positive contribution of $22 million in the corresponding period of last year.



- Income from investments increased slightly in 2004 compared with 2003. In 2004 the Corporation recorded an increase in the contribution from investment funds and other investments (resulting from gains on the sale of securities received as distributions in kind, as well as distributions in cash, in particular during the third quarter), while in 2003 the Corporation received its share of a special dividend from CITIC Pacific during the month of May in the amount of $18 million before tax. Income from investment was however impacted by lower short-term interest rates in 2004 compared with 2003.
- Operating expenses increased in 2004 compared with 2003; in addition, readers are reminded that during the first quarter of 2003, the Corporation recorded the positive impact of the release of income tax reserves.

For the three-month period ended September 30, 2004, corporate activities resulted in a charge of $5 million to operating earnings, compared with a positive contribution of $1 million in the corresponding period of 2003.

B. OTHER INCOME

Other income for the nine-month period ended September 30, 2004 was $5 million or $0.01 per share, compared with $472 million or $1.06 per share in the nine-month period of 2003. For the three-month period ended September 30, 2004, other income was a charge of $5 million or $0.01 per share, compared with $478 million or $1.07 per share in the same period in 2003.

Other income in 2004 includes the Corporation's share of other income recorded by Power Financial. It also includes a net $19 million charge recorded in connection with the reduction in the carrying value of certain investments held by PTIC, of which $16 million was recorded in the first quarter, and a $16 million credit resulting from the reassessment of an existing provision that was also recorded in the first quarter.

Other income in 2003 consisted primarily of Power Corporation's share of other income recorded by Power Financial, as well as other non-recurring items, including an adjustment to the provision to cover future dilution losses that could result from the exercise of stock options granted by Power Financial. As explained in the following section of this document, other income of Power Financial included in particular in the third quarter a significant dilution gain.

C. NET EARNINGS

Net earnings for the nine-month period ended September 30, 2004 were $717 million or $1.57 per share, compared with $1,067 million or $2.35 per share for the corresponding period in 2003.

For the three-month period ended September 30, 2004, net earnings were $228 million or $0.50 per share, compared with $680 million or $1.51 per share in 2003.



RECONCILIATION WITH FINANCIAL STATEMENTS

The following tables show a reconciliation of the non-GAAP financial measures discussed above with financial statements of Power Corporation.

	For the nine months ended September 30, 2004			For the three months ended September 30, 2004		
(in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per Financial Statements	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	**2,303**		**2,303**	**791**		**791**
Share of earnings of affiliates	**85**		**85**	**18**		**18**
Earnings before other income, income taxes and non-controlling interests	**2,388**		**2,388**	**809**		**809**
Other income		**(12)**	**(12)**		**(12)**	**(12)**
Earnings before income taxes and non-controlling interests	**2,388**	**(12)**	**2,376**	**809**	**(12)**	**797**
Income taxes	**626**	**(16)**	**610**	**216**	**(5)**	**211**
Non-controlling interests	**1,050**	**(1)**	**1,049**	**360**	**(2)**	**358**
Net earnings	**712**	**5**	**717**	**233**	**(5)**	**228**
Preferred share dividends	**(22)**		**(22)**	**(7)**		**(7)**
Attributable to participating shareholders	**690**	**5**	**695**	**226**	**(5)**	**221**
Per share	**1.56**	**0.01**	**1.57**	**0.51**	**(0.01)**	**0.50**

	For the nine months ended September 30, 2003			For the three months ended September 30, 2003		
(in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per Financial Statements	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	1,907		1,907	745		745
Share of earnings of affiliates	59		59	13		13
Earnings before other income, income taxes and non-controlling interests	1,966		1,966	758		758
Other income		729	729		739	739
Earnings before income taxes and non-controlling interests	1,966	729	2,695	758	739	1,497
Income taxes	579	(9)	565	233	(9)	224
Non-controlling interests	797	266	1,063	323	270	593
Net earnings	595	472	1,067	202	478	680
Preferred share dividends	(22)		(22)	(8)		(8)
Attributable to participating shareholders	573	472	1,045	194	478	672
Per share	1.29	1.06	2.35	0.44	1.07	1.51



FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

	September 30, 2004	December 31, 2003	**September 30, 2004**	December 31, 2003
(in millions of dollars)	Consolidated basis		Equity basis [1]	
ASSETS				
Cash and cash equivalents	**3,936**	4,159	**491**	513
Investments	**83,332**	81,902	**5,873**	5,460
Other assets	**19,444**	21,138	**261**	245
Total	**106,712**	107,199	**6,625**	6,218
LIABILITIES				
Policy liabilities	**70,728**	71,498		
Other liabilities	**14,245**	14,899	**135**	176
Long-term debt	**3,832**	4,289		
	88,805	90,686	**135**	176
Non-controlling interests	**11,417**	10,471		
SHAREHOLDERS' EQUITY				
Non-participating shares	**546**	549	**546**	549
Participating shares [2]	**5,944**	5,493	**5,944**	5,493
Total	**106,712**	107,199	**6,625**	6,218
Consolidated assets and assets under administration	**250,911**	243,572		

(1) Condensed supplementary balance sheet of the Corporation with Power Financial, Gesca and PTIC accounted for using the equity method.

(2) Includes Participating Preferred Shares and Subordinate Voting Shares.

For condensed balance sheets of Power Financial, Lifeco and IGM, please refer to the sections relating to these companies in this MD&A.

Under the equity basis presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Corporation, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $491 million at the end of September 2004, compared with $513 million at the end of 2003.

Investments are principally composed of the carrying value of the Corporation's interest in its subsidiaries Power Financial, Gesca and PTIC, as well as the carrying value of its portfolio of funds and other securities.



The carrying value of Power Corporation's investment in Power Financial, Gesca and PTIC increased to $5,123 million at September 30, 2004, compared with $4,773 million at the end of 2003. This increase is due to:

- Power Corporation's share of net earnings from its subsidiaries and affiliate, net of dividends received in the period of $447 million, and
- a net negative $83 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment through Power Financial in Lifeco's foreign operations and Pargesa.

Other investments amounted to $750 million at September 30, 2004, compared with $687 million at the end of 2003. The carrying value of the portfolio of marketable securities, excluding securities held by PTIC, was $434 million ($434 million at the end of 2003) and consisted primarily of the carrying value of the investment in CITIC Pacific. The carrying value of the portfolio of funds held by the Corporation (excluding funds held by PTIC) was $281 million at September 30, 2004, compared with $215 million at the end of 2003. This figure does not include outstanding commitments to make future capital contributions for an aggregate amount of $189 million ($254 million at the end of 2003), including remaining commitments of $104 million for Sagard FCPR.

CASH FLOWS

A. CONSOLIDATED CASH FLOWS

For the nine months ended September 30 (in millions of dollars)	**2004**	2003
Cash flow from operating activities	**2,895**	2,727
Cash flow from financing activities	**(965)**	1,495
Cash flow from investing activities	**(2,153)**	(2,148)
Increase (decrease) in cash and cash equivalents	**(223)**	2,074
Cash and cash equivalents, beginning of period	**4,159**	3,001
Cash and cash equivalents, end of period	**3,936**	5,075

On a consolidated basis, cash and cash equivalents decreased during the nine-month period of 2004 by $223 million, compared with an increase of $2,074 million in the corresponding period of last year.

Cash flows include Canada Life Financial Corporation ("CLFC") activity in 2004, while in 2003 CLFC was included from July 10 only.



Operating activities produced a net inflow of $2,895 million during the period in 2004, compared with a net inflow of $2,727 million for the corresponding period of 2003.

Cash flow from financing activities resulted in a net outflow of $965 million in 2004, compared with a net inflow of $1,495 million in the nine-month period of 2003. The 2004 outflow includes the dividends paid on participating and preferred shares, and gross proceeds from the issuance, in September, of $300 million of Lifeco's Series G First Preferred Shares. It also includes repayment of long-term debt by subsidiaries of $473 million, as well as the repurchase of common shares by subsidiaries in the amount of $143 million ($89 million in 2003) and the repurchase of shares by the Corporation in the amount of $6 million ($3 million in 2003). Included in the 2003 figure are gross proceeds from the issuance by Power Financial, in March, of Series I and J First Preferred Shares and 6.90% long-term debentures for a total amount of $600 million, as well as $150 million representing the cash consideration paid by Power Financial in May in connection with the redemption of all of its outstanding Series B First Preferred Shares. Also included in 2003 were the proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and IGM, respectively, the repayment of $403 million of long-term debt by IGM, as well as the issuance by Lifeco of $983 million of commercial paper and other loans.

Cash flow from investing activities resulted in a net outflow of $2,153 million in 2004, compared with a net outflow of $2,148 million in 2003. Included in the figure for 2003 was the cash effect of the acquisition of CLFC by Lifeco.

B. CORPORATE CASH FLOWS

Power Corporation is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from subsidiaries and income from investments, less operating expenses and income taxes. A significant component of corporate cash flows is made up of dividends received from Power Financial, which is also a holding company. Power Financial paid quarterly dividends of $0.1625, $0.1625 and $0.1825, respectively, on its common shares in the first, second and third quarters of 2004, compared with $0.1400, $0.1400 and $0.1500 per share, respectively, in the corresponding periods of 2003 (these figures are on a post-subdivision basis). For more details about Power Financial's corporate cash flows, please refer to the corresponding section of this MD&A.

The quarterly dividends paid by Power Corporation were $0.121875, $0.143750 and $0.143750 per participating share, respectively, for a total paid-to-date in 2004 of $0.409375 per participating share. The corresponding dividends in 2003 were $0.103125, $0.121875 and $0.121875 per share, respectively, for a total amount of $0.346875 for the nine-month period. (All the previous figures are on a post-subdivision basis.)



SHAREHOLDERS' EQUITY

Shareholders' equity was $6,490 million at the end of September 2004, compared with $6,042 million at the end of 2003. Stated capital related to non-participating shares was unchanged from year-end 2003, except for the First Preferred Shares 1986 Series, whose stated capital decreased by $3 million in relation with the sinking fund provisions.

Participating shareholders' equity was $5,944 million at September 30, 2004, compared with $5,493 million at the end of 2003. The increase of $451 million was primarily due to:

- a $513 million increase in retained earnings, and
- an $88 million negative variation in foreign currency translation adjustments, relating to the Corporation's indirect investments through Power Financial in Lifeco's foreign operations and Pargesa, as explained above.

In addition, the Corporation issued 1,949,164 Subordinate Voting Shares during the nine-month period ended September 30, 2004 (950,940 for the corresponding period in 2003) under the Executive Stock Option Plan, resulting in an increase in stated capital of $14 million (2003 – $5 million). During that same period, Power Corporation purchased and cancelled 136,000 Subordinate Voting Shares for an aggregate amount of $3 million, pursuant to its normal course issuer bid (2003 – nil). Numbers of shares are on a post-subdivision basis.

Book value per participating share, on a post-subdivision basis, was $13.37 at the end of September 2004, compared with $12.41 at the end of 2003.

RATINGS OF THE CORPORATION

There has been no change in the ratings of the Corporation compared to December 31, 2003.

FUTURE ACCOUNTING CHANGES

Accounting Guideline 15, *Consolidation of Variable Interest Entities*, Accounting Guideline 18, *Investment Companies,* and amendments to Section 3860, *Financial Instruments – Disclosure and Presentation* will become effective on January 1, 2005. Power Corporation is reviewing the potential impact that these new accounting requirements may have on the financial statements of the Corporation.

OFF-BALANCE SHEET ARRANGEMENTS

For an overview of off-balance sheet arrangements as of December 31, 2003, please refer to pages 16 and 17 of the 2003 full-year MD&A, together with Notes 1, 3, 20 and 23 to the 2003 financial statements. There have been no significant changes in such arrangements since December 31, 2003.

SECURITIZATIONS

There were no changes to the Corporation's liquidity management practices related to securitizations and no significant securitization. During the three months ended September 30, 2004, IGM entered into a securitization transaction, as discussed in Note 13 to the financial statements.



DERIVATIVES

There have been no changes to the Corporation's policies and procedures with respect to the use of derivative instruments during the nine-month period ended September 30, 2004. In addition, there has not been a significant change in either the notional amount outstanding or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position at September 30, 2004.

SYNDICATED LETTERS OF CREDIT

Issued letters of credit referred to on page 76 of the 2003 MD&A totalled US$764 million at September 30, 2004.

CONTRACTUAL OBLIGATIONS

For an overview of contractual obligations as of December 31, 2003, please refer to page 47-a of the 2003 MD&A. For letters of credit, please refer above. As for other contractual obligations, long-term debt has been reduced by $457 million, while other obligations have slightly increased.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments and other instruments as of December 31, 2003, please refer to page 47-b of the 2003 MD&A and to Notes 19 and 20 to the 2003 financial statements.

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Corporation for the nine-month period ended September 30, 2004. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.



SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

(in millions of dollars, except per share amounts)	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Revenues [1]	**5,544**	**6,508**	**5,889**	6,291	21	4,562	4,873	4,798	4,996	4,273	4,950
Operating earnings [2][3][4]											
in millions of dollars	**233**	**271**	**209**	217	202	220	174	164	172	196	171
per share - basic	**0.51**	**0.59**	**0.46**	0.47	0.44	0.48	0.37	0.36	0.38	0.43	0.38
Other income [3]											
in millions of dollars	**(5)**	**11**	**(2)**	(16)	478	-	(7)	(15)	(42)	(1)	-
per share - basic	**(0.01)**	**0.03**	**(0.01)**	(0.03)	1.07	-	(0.01)	(0.04)	(0.10)	-	-
Net earnings											
in millions of dollars	**228**	**282**	**207**	201	680	220	167	149	130	195	171
per share - basic	**0.50**	**0.62**	**0.45**	0.44	1.51	0.48	0.36	0.32	0.28	0.43	0.38
per share - diluted	**0.49**	**0.55**	**0.44**	0.43	1.48	0.47	0.35	0.32	0.28	0.42	0.37

(1) As described in the 2003 MD&A, certain reinsurance transactions were entered into by Great-West Life, London Life and GWL&A in 2003. The effect of these transactions is included in the decrease in revenues for the third quarter of 2003 compared to other quarters.

(2) As explained in the 2003 MD&A, the contribution from Lifeco to operating earnings includes the effects of the acquisition of CLFC by Lifeco commencing in the third quarter of 2003. The contribution from Lifeco in 2003 and 2004 also includes the additional contribution provided by the shares of Lifeco acquired in 2003, principally during the third quarter, net of related financing costs.

(3) The contribution from Pargesa to operating earnings in the second quarter of 2002, 2003 and 2004 includes Pargesa's share of the annual dividends paid by Total and Suez, which are carried at cost, as well as Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered to be a preferred dividend and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends received from Suez and Bertelsmann are received once a year; as for Total, which also used to pay a yearly dividend, it has recently announced its intention that, starting in the fall of 2004, it would pay its dividend in two instalments. Pargesa releases its six-month results only in September and, as previously explained, any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on Power Financial's operating earnings was $4 million ($0.01 per share), $3 million ($0.00 per share) and $17 million ($0.03 per share) in 2004, 2003 and 2002, respectively. The impact on Power Financial's non-operating earnings was a charge of $1 million ($0.00 per share), $25 million ($0.04 per share) and a charge of $53 million ($0.08 per share) in 2004, 2003 and 2002, respectively.

(4) For a definition of this non-GAAP financial measure, please refer to Presentation of Results – Non-GAAP Financial Measures on page 8 of this MD&A.



Power Financial Corporation

Power Corporation held, at September 30, 2004, 66.4 per cent of the common shares of Power Financial. As at that date, there were 704,813,680 common shares of Power Financial outstanding, compared with 696,833,680 (adjusted for the subdivision of the common shares) as of December 31, 2003.

As previously announced, the holders of common shares of Power Financial approved a subdivision of the common shares of the Corporation on a two-for-one basis on July 13, 2004. It became effective on July 23, 2004.

As a result, starting with this interim period, per share figures pertaining to Power Financial are reported on a post-subdivision basis, and corresponding figures per share in this report related to previous periods have been adjusted accordingly, to reflect the two-for-one subdivision.

RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. Consistent with past practice, in this section Lifeco and IGM, which make the most significant contribution to the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as "other income".

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations difficult.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided below a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the consolidated financial statements, after the paragraph "Net earnings".



Power Financial Corporation

EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS (unaudited)

As explained above, all per share amounts are presented on a post-subdivision basis.

(in millions of dollars, except per share amounts)	For the nine months ended September 30,				For the three months ended September 30,			
	2004		2003		**2004**		2003	
	Total [(1)]	**Per share [(2)]**	Total [(1)]	Per share [(2)]	**Total [(1)]**	**Per share**	Total [(1)]	Per share [(2)]
Contribution from subsidiaries and affiliate to operating earnings	**1,192**		924		**400**		331	
Results from corporate activities	**(49)**		(17)		**(15)**		(12)	
Operating earnings	**1,143**	**1.55**	907	1.23	**385**	**0.52**	319	0.43
Other income	**11**	**0.02**	798	1.15	**(4)**	**--**	808	1.16
Net earnings	**1,154**	**1.57**	1,705	2.38	**381**	**0.52**	1,127	1.59

(1) Before dividends on preferred shares, which amounted to $49 million and $50 million for the nine-month periods of 2004 and 2003, respectively, and to $16 million and $16 million in the third quarter of 2004 and 2003, respectively.

(2) As already explained, comparative figures per share for previous periods have been adjusted to reflect the two-for-one stock subdivision.

A. OPERATING EARNINGS

Operating earnings of Power Financial for the nine-month period ended September 30, 2004 were $1,143 million or $1.55 per share, compared with $907 million or $1.23 per share for the corresponding period of 2003. This represents a 26.2 per cent increase on a per share basis.

For the three months ended September 30, 2004, operating earnings were $385 million or $0.52 per share, compared with $319 million or $0.43 per share in 2003, a 20.4 per cent increase on a per share basis.

Readers are reminded that Power Financial acquired between May and July 2003 additional shares of Lifeco, with most of them (85 per cent) being acquired early in July 2003. Accordingly, the average number of shares of Lifeco held by Power Financial in the third quarters of 2004 and 2003 were approximately the same, which was not the case in respect of the nine-month periods.

Share of operating earnings from subsidiaries and affiliate

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 29 per cent on a year-to-date basis, from $924 million in 2003 to $1,192 million in 2004. On a quarter-over-quarter basis, the increase was 21 per cent ($400 million in the third quarter of 2004, compared with $331 million in the corresponding quarter of 2003).



The increases reflect growth in the contribution from both subsidiaries, as well as in the contribution from the European affiliate:

- Lifeco reported an increase in earnings per share (before restructuring costs) of 24 per cent and 21 per cent, respectively, for the nine-month and three-month periods ended September 30, 2004, compared to the same periods in 2003. Readers are reminded that the results of Canada Life Financial Corporation ("CLFC") have been included in Lifeco's results since July 10, 2003. Accordingly, they were not part of Lifeco's results in the first half of last year. As already mentioned, Lifeco's contribution to Power Financial's operating earnings in 2004 also includes the full impact of the additional shares acquired in 2003. For comparison purposes with 2003, as explained above, while some of these shares were acquired in May and June 2003, most of them were acquired early in July 2003, and thus did not contribute to Power Financial's results until the third quarter of 2003.
- IGM's diluted earnings per share increased 16.3 per cent and 9.4 per cent, respectively, for the nine-month and three-month periods ended September 30, 2004, compared to the same periods in 2003.
- The contribution from the European affiliate to Power Financial's operating earnings was \$88 million in the nine-month period ended September 30, 2004, compared with \$59 million for the same period in 2003. For the three-month periods ended September 30, the contribution was \$20 million in 2004 (including the previously mentioned adjustment of \$4 million), compared with \$13 million in 2003 (including an adjustment of \$3 million). It is reminded that the annual dividends received from Total and Suez, as well as the preferred dividend from Bertelsmann, were recorded by Groupe Bruxelles Lambert ("GBL") in the second quarter, as in 2003. It is also reminded that Total announced its intention to pay its dividend in two instalments, starting in the fall of 2004. All these dividends contribute significantly to Pargesa's operating results.



Power Financial Corporation

RESULTS FROM CORPORATE ACTIVITIES

Corporate activities resulted in a net charge to operating earnings of $49 million in the nine-month period ended September 30, 2004, compared with a charge of $17 million in the corresponding period of 2003. (For the three-month period ended September 30, 2004, corporate activities were a net charge of $15 million, compared with a net charge of $12 million in the corresponding period of 2003). As mentioned in management's discussion and analysis relating to the interim financial statements for the previous quarters, the main reasons for the variance, on a year-to-date basis, were:

- a decrease in income from investments, due primarily to lower average cash balances and lower average interest rates. The decrease in average cash balances reflects primarily the acquisition by the Corporation of shares of Lifeco made in 2003; shareholders are reminded that, in 2003, the net proceeds resulting from the issuance by Power Financial of preferred shares, Series I and J, and 30-year debentures were received in the month of March, while the acquisitions of shares of Lifeco were made later in the year, mostly in the month of July;
- an increase in interest expense, in connection with the issuance in March 2003 of $250 million of 6.90% 30-year debentures; and
- an increase in operating expenses, due to various elements. Operating expenses also include, beginning in 2004 and as previously disclosed, the cost of stock options, as required under amended *CICA Handbook – Section 3870.*

B. OTHER INCOME

Other income for the nine-month period ended September 30, 2004 was $11 million or $0.02 per share, compared with $798 million or $1.15 per share in the nine-month period of 2003. For the three-month period ended September 30, 2004, other income was a charge of $4 million or $0.00 per share, (including, as explained above, the negative adjustment of $1 million related to the release in September of its actual six-month earnings by Pargesa), compared with a positive contribution of $808 million or $1.16 per share in the same period in 2003.

Other income in 2004 includes a dilution gain of $8 million recorded in the second quarter, as a result of the issuance by IGM of common shares to third parties in connection with the Investment Planning Counsel transaction. It also includes Power Financial's share of restructuring costs expensed by Lifeco (see Note 8 to financial statements), as well as its share of non-operating earnings related to Pargesa.

In 2003, other income consisted primarily of a net dilution gain of $888 million recorded by Power Financial in the third quarter, as a result of the decrease in Power Financial's ownership in Lifeco following the CLFC acquisition. It also included Power Financial's share of restructuring charges recorded by Lifeco in the third quarter; its share of non-operating earnings related to Pargesa; and other non-recurring items, consisting principally of an adjustment to the provision to cover future dilution losses that could result from the exercise of stock options granted by subsidiaries.



C. NET EARNINGS

Net earnings for the nine-month period ended September 30, 2004 were $1,154 million or $1.57 per share, compared with $1,705 million or $2.38 per share for the corresponding period in 2003.

For the three-month period ended September 30, 2004, net earnings were $381 million or $0.52 per share, compared with $1,127 million or $1.59 per share in 2003.

RECONCILIATION WITH FINANCIAL STATEMENTS

The following tables show a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

	For the nine months ended September 30, 2004			For the three months ended September 30, 2004		
(in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per Financial Statements	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	**2,309**		**2,309**	**797**		**797**
Share of earnings of affiliate	**88**		**88**	**20**		**20**
Earnings before other income, income taxes and non-controlling interests	**2,397**		**2,397**	**817**		**817**
Other income		**(4)**	**(4)**		**(10)**	**(10)**
Earnings before income taxes and non-controlling interests	**2,397**	**(4)**	**2,393**	**817**	**(10)**	**807**
Income taxes	**620**	**(10)**	**610**	**212**	**(5)**	**207**
Non-controlling interests	**634**	**(5)**	**629**	**220**	**(1)**	**219**
Net earnings	**1,143**	**11**	**1,154**	**385**	**(4)**	**381**
Preferred share dividend	**(49)**		**(49)**	**(16)**		**(16)**
Attributable to common shareholders	**1,094**	**11**	**1,105**	**369**	**(4)**	**365**
Per share	**1.55**	**0.02**	**1.57**	**0.52**	**0.00**	**0.52**

	For the nine months ended September 30, 2003			For the three months ended September 30, 2003		
(in millions of dollars, except per share amounts)	Operating Earnings	Other Items, net	As per Financial Statements	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	1,900		1,900	749		749
Share of earnings of affiliate	59		59	13		13
Earnings before other income, income taxes and non-controlling interests	1,959		1,959	762		762
Other income		793	793		803	803
Earnings before income taxes and non-controlling interests	1,959	793	2,752	762	803	1,565
Income taxes	585	(9)	576	234	(9)	225
Non-controlling interests	467	4	471	209	4	213
Net earnings	907	798	1,705	319	808	1,127
Preferred share dividend	(50)		(50)	(16)		(16)
Attributable to common shareholders	857	798	1,655	303	808	1,111
Per share	1.23	1.15	2.38	0.43	1.16	1.59



FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

(in millions of dollars)	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
	Consolidated basis		Equity basis (1)	
ASSETS				
Cash and cash equivalents	**3,453**	3,646	**277**	215
Investments	**82,459**	81,060	**9,177**	8,577
Other assets	**19,047**	20,730	**87**	79
Total	**104,959**	105,436	**9,541**	8,871
LIABILITIES				
Policy liabilities	**70,728**	71,498		
Other liabilities	**14,058**	14,645	**335**	334
Long-term debt	**3,741**	4,198	**400**	400
	88,527	90,341	**735**	734
Non-controlling interest	**7,626**	6,958		
SHAREHOLDERS' EQUITY				
Preferred shares	**1,250**	1,250	**1,250**	1,250
Common shareholders' equity	**7,556**	6,887	**7,556**	6,887
Total	**104,959**	105,436	**9,541**	8,871
Consolidated assets and assets under administration	**249,158**	241,809		

(1) Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.

For condensed balance sheets of Lifeco and IGM, please refer to the sections relating to these companies in this MD&A.

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $277 million at the end of September 2004, compared with $215 million at the end of 2003.

Investments, which represent principally the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased by $600 million in the first nine months of 2004. This increase is mainly due to:

- Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received in the period, of $707 million, and
- a net negative $126 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and Pargesa.



Shareholders' equity – please refer to the specific section further in this report.

CASH FLOWS

A. CONSOLIDATED CASH FLOWS

	For the nine months ended September 30,	
(in millions of dollars)	**2004**	2003
Cash flow from operating activities	**2,890**	2,663
Cash flow from financing activities	**(1,009)**	1,466
Cash flow from investing activities	**(2,074)**	(2,046)
(Decrease) increase in cash and cash equivalents	**(193)**	2,083
Cash and cash equivalents, beginning of period	**3,646**	2,437
Cash and cash equivalents, end of period	**3,453**	4,520

On a consolidated basis, cash and cash equivalents decreased by $193 million during the nine-month period in 2004, compared with an increase of $2,083 million in the corresponding period of 2003.

Cash flows include CLFC's activity in 2004, while in 2003 CLFC was included from July 10 only.

Operating activities produced a net inflow of $2,890 million during the period in 2004, compared with a net inflow of $2,663 million for the corresponding period of 2003.

Cash flows from financing activities resulted in a net outflow of $1,009 million in 2004, compared with a net inflow of $1,466 million in the nine-month period of 2003. The 2004 outflow includes dividends paid on common and preferred shares, as well as gross proceeds from the issuance, in September, of $300 million of Lifeco's Series G First Preferred Shares, and repayment of long-term debt by subsidiaries of $473 million, as well as repurchase of common shares by subsidiaries in the amount of $143 million ($89 million in 2003). Included in the 2003 figure are gross proceeds from the issuance by the Corporation, during the month of March, of Series I and J First Preferred Shares and 6.90% long-term debentures, for a total amount of $600 million, as well as $150 million representing the cash consideration paid by the Corporation in May in connection with the redemption of all of its outstanding Series B First Preferred Shares. Also included in 2003 were the proceeds from the issuance of $600 million and $300 million of long-term debt by Lifeco and IGM, respectively, the repayment of $403 million of long-term debt by these subsidiaries, as well as the issuance by Lifeco of $983 million of commercial paper and other loans.

Cash flow from investing activities resulted in a net outflow of $2,074 million in 2004, compared with a net outflow of $2,046 million in 2003. Included in the figure for 2003 was the cash effect of the acquisition of CLFC by Lifeco.



B. CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, interest expense and income taxes. The payment of dividends by Lifeco and IGM, which are also holding companies, depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. Certain subsidiaries of IGM also must comply with capital or liquidity requirements established by regulatory authorities.

Dividends paid by Lifeco and IGM in the first nine months of 2004 on their common shares amounted to $0.50375 and $0.805 per share, respectively, compared with $0.41625 and $0.705 per share, respectively, in the corresponding period of 2003. (The figures for Lifeco have been adjusted to reflect Lifeco's recent two-for-one share subdivision.)

Pargesa pays its dividend annually. The dividend paid in 2004 (during the second quarter) amounted to SF92 per bearer share, compared with SF86 in 2003.

In the first, second and third quarters of 2004, Power Financial paid dividends of $0.1625, $0.1625 and $0.1825 per common share, respectively, for a total paid-to-date of $0.5075 per common share. Corresponding dividends in 2003 were $0.1400, $0.1400 and $0.1500 per share, respectively, for a total amount of $0.4300 per share. (These figures are on a post-subdivision basis.)

At its meeting held on November 11, 2004, the Board of Directors of Power Financial declared a quarterly dividend of $● per common share payable February 1, 2005 to shareholders of record on December 31, 2004.



SHAREHOLDERS' EQUITY

Shareholders' equity was $8,806 million at the end of September 2004, compared with $8,137 million at the end of 2003. Excluding preferred shares (unchanged from year-end 2003), common shareholders' equity was $7,556 million at September 30, 2004, compared with $6,887 million at the end of 2003. The increase of $669 million is mainly due to:

- a $738 million increase in retained earnings, and
- a $123 million negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Lifeco's foreign operations and Pargesa, as explained above.

In addition, the Corporation issued 7,980,000 common shares during the first nine months of 2004 (corresponding period in 2003 – 3,120,000) under the Employee Stock Option Plan, resulting in an increase in stated capital of $37 million (2003 – $8 million). Numbers of shares are on a post-subdivision basis.

Book value per share, on a post-subdivision basis, was $10.72 at the end of September 2004, compared with $9.88 at the end of 2003.

RATINGS OF THE CORPORATION

There has been no change to the ratings of the Corporation compared to December 31, 2003.



Great-West Lifeco Inc.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

For the periods ended September 30	Three-month period			Nine-month period		
(in millions of dollars, except per common share amounts)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Premiums						
Life insurance, guaranteed annuities						
and insured health products	**3,087**	3,064	1	**10,438**	8,682	20
Self-funded premium equivalents						
(ASO contracts) (1)	**2,015**	2,065	(2)	**6,069**	6,286	(3)
Segregated fund deposits (1)						
Individual products	**1,146**	984	16	**4,124**	1,841	124
Group products	**1,045**	1,048	0	**5,131**	3,023	70
Total premiums and deposits	**7,293**	7,161	2	**25,762**	19,832	30
Bulk reinsurance – initial ceded premiums (2)	**--**	(5,429)		**–**	(5,429)	
Net premiums and deposits	**7,293**	1,732		**25,762**	14,403	
Fee and other income	**555**	498	11	**1,674**	1,330	26
Paid or credited to policyholders (2)	**3,387**	(2,059)		**11,489**	4,222	172
Net income attributable to:						
Preferred shareholders	**15**	15	0	**43**	27	59
Common shareholders						
before restructuring costs (3)	**417**	336	24	**1,207**	850	42
Restructuring costs after tax (3)	**3**	12		**16**	12	
Common shareholders	**414**	324	28	**1,191**	838	42
Per common share (4)						
Basic earnings before restructuring costs (3)	**0.468**	0.386	21	**1.352**	1.088	24
Restructuring costs after tax (3)	**0.002**	0.016	(88)	**0.017**	0.016	6
Basic earnings after restructuring costs	**0.466**	0.370	26	**1.335**	1.072	25
Dividends paid	**0.18125**	0.14625	24	**0.50375**	0.41625	21
Return on common shareholders' equity (12 months):						
Net income before restructuring costs (3)				**20.3%**	21.6%	
Net income				**20.1%**	21.4%	
At September 30						
Total assets				**96,705**	99,083	(2)
Segregated fund assets (1)				**65,594**	58,295	13
Total assets under administration				**162,299**	157,378	3
Capital stock and surplus				**9,438**	8,518	11
Book value per common share				**8.99**	8.25	9

(1) Segregated fund deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of Lifeco and should be considered when comparing volumes, size and trends.

(2) During the third quarter of 2003, as part of a risk-rebalancing program related to the acquisition of Canada Life Financial Corporation (CLFC), a number of bulk reinsurance ceded contracts were executed by Great-West Life and GWL&A with third parties. Premiums related to the initial cession of in-force policy liabilities were $5,429 million.

(3) Following the acquisition of CLFC by Lifeco, a plan was developed to restructure and exit selected operations of CLFC (see Note 8 to the Corporation's interim financial statements). The costs include approximately $350 million that was recognized as part of the purchase equation of CLFC, and $98 million to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period. Terms such as "earnings before restructuring costs" and "net income before restructuring costs" are non-GAAP financial measures used to provide additional measures of performance. However, non-GAAP financial measures do not have the standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies.

(4) Per common share computations have been adjusted to reflect the two-for-one subdivision of Lifeco's common shares effective October 6, 2004.



TRANSLATION OF FOREIGN CURRENCY

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items (net revenues) are translated at an average rate for the period.

The rates employed are:

Period ended	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate [1]
United States Dollar			
September 30, 2004	**$1.2600**	**$1.3300**	**$1.5820**
June 30, 2004	$1.3400	$1.3400	$1.5762
March 31, 2004	$1.3100	$1.3200	$1.5733
December 31, 2003	$1.2900	$1.4000	$1.5873
September 30, 2003	$1.3500	$1.4300	$1.5875
June 30, 2003	$1.3550	$1.4540	$1.5872
March 31, 2003	$1.4700	$1.5100	$1.5774
British Pound Sterling			
September 30, 2004	**$2.2900**	**$2.4200**	**$2.3168**
June 30, 2004	$2.4300	$2.4400	$2.2880
March 31, 2004	$2.4100	$2.4200	$2.1994
December 31, 2003	$2.3100	$2.2900	
September 30, 2003	$2.2400	$2.2209	
Euro			
September 30, 2004	**$1.5700**	**$1.6300**	
June 30, 2004	$1.6300	$1.6400	
March 31, 2004	$1.6100	$1.6500	
December 31, 2003	$1.6300	$1.5800	
September 30, 2003	$1.5700	$1.5546	

(1) The effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period, together with realized gains and losses associated with forward foreign exchange contracts used to hedge the translation volatility.

REVENUES FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

Total revenues for the third quarter were $4,914 million, composed of premium income of $3,087 million, net investment income of $1,272 million, and fee and other income of $555 million. Total revenues for the third quarter of 2003 were $4,878 million, excluding the effect of bulk reinsurance contracts entered into in 2003 by Great-West Life and GWL&A in connection with the acquisition of CLFC. Under these contracts, premium income of $5,429 million was initially ceded to third parties. Before giving effect to such arrangements, total revenues for the third quarter of 2003 comprised premium income of $3,064 million, net investment income of $1,316 million and fee and other income of $498 million.



NET INCOME

Lifeco's net income attributable to common shareholders, excluding restructuring charges of $3 million related to the acquisition of CLFC, was $417 million for the three months ended September 30, 2004, compared with $336 million reported a year ago, an increase of 24 per cent. On a per share basis, this represents $0.468 per common share for the third quarter of 2004, an increase of 21 per cent compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $414 million or $0.466 per common share.

Lifeco's net income attributable to common shareholders, excluding restructuring charges, was $1,207 million for the nine months ended September 30, 2004, compared with $850 million reported a year ago, an increase of 42 per cent. On a per share basis, this represents $1.352 per common share for the first nine months of 2004, an increase of 24 per cent compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the nine months in 2004 was $1,191 million or $1.335 per common share.

The integration of the businesses of Canada Life with those of Great-West Life and London Life continues to progress and yields expense synergies in line with management's expectations. At September 30, 2004, Canada had achieved approximately 97 per cent of its $210 million annual expense synergy target, Europe had achieved approximately 94 per cent of its $40 million annual expense synergy target and the United States had achieved approximately 92 per cent of its $80 million annual expense synergy target.

SOURCE OF NET INCOME

Consolidated net income of Lifeco is the net operating earnings of Great-West Life, London Life, CLFC and GWL&A, together with Lifeco's corporate results. Lifeco's net income includes CLFC for 2004 and from the July 10 date of acquisition of CLFC for 2003.

Net income - common shareholders

For the periods ended September 30	Three-month period			Nine-month period		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Canada						
Total business units	**196**	170	15	**575**	407	41
Allocation of Lifeco Corporate	**(28)**	(26)		**(79)**	(36)	
Total Canada	**168**	144	17	**496**	371	34
Europe	**92**	35	163	**245**	58	
United States	**157**	163	(4)	**470**	427	10
Lifeco Corporate						
Total holding company	**--**	(6)		**(4)**	(6)	
Restructuring costs	**(3)**	(12)		**(16)**	(12)	
Total Lifeco Corporate	**(3)**	(18)		**(20)**	(18)	
Total Lifeco	**414**	324	28	**1,191**	838	42



CANADA

The operating results for the Canada segment of Lifeco are the net consolidated Canadian operating income of Great-West Life, which includes the related segment operating income of CLFC for 2004 and from the July 10 date of acquisition of CLFC for 2003, together with an allocation of a portion of Lifeco's corporate results.

Canada consolidated net earnings of Lifeco attributable to common shareholders for the third quarter of 2004 increased 17 per cent to $168 million from $144 million at September 30, 2003 (contribution from Group Insurance: $67 million, unchanged from 2003; Individual Insurance & Investment Products: $119 million compared with $86 million; and Corporate: $(18) million compared with $(9) million). For the nine months ended September 30, 2004, consolidated net earnings were $496 million, compared with $371 million a year ago (contribution from Group Insurance: $189 million, compared with $149 million in 2003; Individual Insurance & Investment Products: $346 million compared with $210 million; and Corporate: $(39) million compared with $12 million).

The increase was due to strong operating earnings for Great-West Life, London Life and CLFC Canadian businesses. The three-month comparative includes CLFC results for 2004 and 2003, while the nine-month comparative includes CLFC from July 10, 2003.

Total assets under administration for the Canada segment were $81.6 billion at September 30, 2004, compared with $74.7 billion at September 30, 2003.

CANADA SEGMENT

For the three months ended September 30	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Group Insurance	**1,099**	1,062	3	**104**	74	41
Individual Insurance						
Life Insurance	**536**	518	3	**34**	40	(15)
Living Benefits	**53**	43	23	**13**	10	30
Retirement & Investment Services	**1,072**	983	9	**808**	738	9
Total premiums and deposits	**2,760**	2,606	6	**959**	862	11
Bulk reinsurance – initial ceded premiums	**--**	(2,716)				
Net premiums and deposits	**2,760**	(110)				
Summary by Type						
Risk-based products	**1,384**	1,315	5			
ASO contracts	**451**	468	(4)			
Segregated fund deposits						
Individual products	**426**	342	25			
Group products	**499**	481	4			
Total premiums and deposits	**2,760**	2,606	6			
Bulk reinsurance – initial ceded premiums	**--**	(2,716)				
Net premiums and deposits	**2,760**	(110)				



Great-West Lifeco Inc.

For the nine months ended September 30 (in millions of dollars)	Premiums and deposits 2004	2003	Change (%)	Sales 2004	2003	Change (%)
Group Insurance	**3,275**	2,951	11	**259**	210	23
Individual Insurance						
Life Insurance	**1,629**	1,372	19	**107**	94	14
Living Benefits	**158**	110	44	**33**	22	50
Retirement & Investment Services	**6,205**	2,485	150	**3,045**	2,155	41
Total premiums and deposits	**11,267**	6,918	63	**3,444**	2,481	39
Bulk reinsurance – initial ceded premiums	--	(2,716)	--			
Net premiums and deposits	**11,267**	4,202	168			
Summary by Type						
Risk-based products	**4,859**	3,592	35			
ASO contracts	**1,389**	1,197	16			
Segregated fund deposits						
Individual products	**1,649**	1,047	57			
Group products	**3,370**	1,082	211			
Total premiums and deposits	**11,267**	6,918	63			
Bulk reinsurance – initial ceded premiums	--	(2,716)	--			
Net premiums and deposits	**11,267**	4,202	168			

Total premiums and deposits for the three-month and nine-month periods ended September 30, 2004 increased $154 million and $4,349 million, respectively, over the corresponding numbers reported in 2003, before deduction of initial ceded premiums related to bulk reinsurance of a block of in-force liabilities. The 2004 results include the premiums and deposits on the CLFC business for the nine-month period, which impacted all of the corporation's main product lines. The 2003 result includes the CLFC premiums and deposits from July 10 to September 30, 2003.

Total sales for the third quarter of 2004 were $959 million, compared with $862 million in the third quarter of 2003, an increase of $97 million. For the nine months ended September 30, total sales were $3,444 million, compared with $2,481 million in 2003, an increase of $963 million. The three-month period includes increases in group insurance creditor/direct marketing sales and increases in both individual and group annuity, offset by reduced individual life insurance sales. The amount for the nine-month period includes increases in sales of individual and group annuity products, reflecting the inclusion of CLFC, as well as strong sales in segregated funds at both Great-West Life and London Life, with respect to the individual product side.

Net investment income for the three-month period ended September 30, 2004 was $622 million, a decrease of $59 million or 9 per cent from the same period last year, primarily due to lower investment income resulting from the sale of invested assets funding the CLFC acquisition. For the nine-month period, net investment income was $1,892 million, an increase of $342 million or 22 per cent from the same period last year, primarily reflecting a $445 million increase from the inclusion of CLFC for an additional two quarters, which was offset by lower investment income arising from the sale of invested assets funding the CLFC acquisition.



For the nine-month period ended September 30, 2004, fee income on segregated fund products increased from $264 million in 2003 to $384 million in 2004, reflecting the inclusion of CLFC for an additional two quarters, as well as strong growth in fees from new and existing business, reflecting improved equity market conditions. Fee income on ASO contracts increased from $65 million in the nine-month period in 2003 to $85 million in 2004, reflecting the inclusion of CLFC for an additional two quarters as well as growth in the block of business.

For the three-month period ended September 30, 2004, fee income on segregated fund products increased from $104 million to $127 million, reflecting improved equity markets, and fee income on ASO products remained consistent at $27 million, compared with the same period in 2003.

Including other fee income, total fee income was $509 million and $169 million for the nine- and three-month periods ended September 30, 2004, compared with $364 million and $147 million, respectively, for the corresponding periods in 2003.

Benefits and expenses were $1,913 million and $6,547 million, respectively, in the three-month and nine-month periods ended September 30, 2004, compared with $1,874 million and $4,883 million, respectively, in the corresponding periods of 2003, excluding the impact of the bulk reinsurance of a block of in-force liabilities. Included in the figures for 2004 are $1,449 million for the three months and $5,152 million for the nine months, compared with $1,445 million and $3,867 million, respectively, in 2003, paid or credited to policyholders (which does not include payment amounts for fee-based products). For the three-month period ended September 30, operating expenses, commissions and premium taxes increased from $419 million in the third quarter of 2003 to $452 million in 2004, including $94 million of CLFC expenses; for the nine-month period, operating expenses, commissions and premium taxes increased from $997 million to $1,363 million, including $385 million of CLFC expenses.

Income taxes for the three- and nine-month periods ended September 30, 2004 were $64 million and $135 million, respectively, compared with $72 million and $156 million, respectively, for the corresponding periods in 2003.

EUROPE

The Europe segment of Lifeco comprised the European insurance and annuity operations of CLFC for 2004 and from the July 10 date of acquisition of CLFC for 2003, together with the reinsurance operations of both CLFC and LRG.

Europe consolidated net earnings of Lifeco attributable to common shareholders for the third quarter increased 163 per cent to $92 million, from $35 million at September 30, 2003 (contribution from Insurance & Annuities: $70 million, compared with $35 million in 2003; Reinsurance: $22 million, compared with nil in 2003). The increase reflects growth in both Insurance & Annuities and Reinsurance. The Insurance and Annuities growth reflects stronger sales in Germany, improved morbidity experience in the U.K., improved operational efficiencies and the impact of stronger currencies against the Canadian dollar. The Reinsurance growth is largely a reflection of weaker results in 2003.



Great-West Lifeco Inc.

For the nine months ended September 30, 2004, net earnings were $245 million, compared with $58 million a year ago (contribution from Insurance & Annuities: $185 million, compared with $35 million in 2003; Reinsurance: $60 million, compared with $23 million in 2003). In 2003, the nine-month results included the results of LRG for the entire period, and those of the Canada Life Insurance & Annuities and Reinsurance businesses from July 10.

Total assets under administration for the Europe segment were $35.3 billion at September 30, 2004, compared with $34.3 billion at September 30, 2003.

EUROPE SEGMENT

For the three months ended September 30	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Europe						
Insurance & Annuities	**1,165**	1,054	11	**798**	783	2
Reinsurance	**654**	420	56	**612**	373	64
Total	**1,819**	1,474	23	**1,410**	1,156	22
Summary by Type						
Risk-based products	**1,176**	931	26			
ASO contracts	**--**	--	--			
Segregated fund deposits						
Individual products	**643**	542	19			
Group products	**--**	1	--			
Total premiums and deposits	**1,819**	1,474	23			

For the nine months ended September 30	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Europe						
Insurance & Annuities	**4,199**	1,054		**2,931**	783	
Reinsurance	**2,447**	2,568	(5)	**2,288**	2,521	(9)
Total	**6,646**	3,622	83	**5,219**	3,304	58
Summary by Type						
Risk-based products	**4,361**	3,079	42			
ASO contracts	**--**	--	--			
Segregated fund deposits						
Individual products	**2,283**	542				
Group products	**2**	1				
Total premiums and deposits	**6,646**	3,622	83			



Total premiums and deposits for the quarter increased $345 million over the $1,474 million reported in 2003. The results include the contribution from the CLFC business. For the nine months ended September 30, 2004, total premiums and deposits increased $3,024 million over the $3,622 million reported in 2003. The 2004 results include CLFC premiums and deposits of $4,418 million and LRG premiums of $2,228 million ($2,502 million in 2003).

Total sales for the third quarter of 2004 were $1,410 million, compared with $1,156 million in the third quarter of 2003, an increase of $254 million. For the nine months ended September 30, total sales were $5,219 million in 2004, compared with $3,304 million in 2003, an increase of $1,915 million.

Net investment income for the three-month period ended September 30, 2004 was $231 million, a decrease of $10 million (or 4 per cent) from the same period last year, primarily as a result of investment income in 2003 on new reinsurance contracts ceded, which were not present in the current year. For the nine-month period ended September 30, 2004, net investment income was $752 million, an increase of $223 million (or 42 per cent) from the same period last year, primarily as a result of the inclusion of CLFC income of $396 million. This was partly offset by the ceding of investment income under certain reinsurance contracts in 2003 and the commutation of reinsurance business in the current year.

Total fee income was $268 million for the nine-month period ended September 30, 2004, compared with $61 million for the same period in 2003. Fee income on segregated fund products is derived from the management of funds. In the U.K., fee income was $169 million, and in Ireland/Germany was $99 million for the nine-month period in 2004. For the three months ended September 30, 2004, total fee income was $81 million, (including fee income of $52 million and $29 million, for the U.K. and Ireland/Germany, respectively), compared with $61 million in the corresponding period in 2003.

Benefits and expenses were $1,381 million and $5,084 million, respectively, for the three-month and nine-month periods ended September 30, 2004, compared with $1,190 million and $3,600 million for the corresponding periods in 2003. Included in the figures for 2004 are $1,235 million for the three-month and $4,635 million for the nine-month periods, compared with $1,037 million and $3,432 million, respectively, for 2003, paid or credited to policyholders (which does not include payment amounts for fee-based products).

Operating expenses, commissions and premium taxes decreased from $153 million in the third quarter of 2003 to $143 million in the same period of 2004, including a $12 million decrease in operating and investment expenses, primarily reflecting synergies in the restructuring and the integration of CLFC operations. Operating expenses, commissions and premium taxes increased from $168 million in the nine-month period of 2003 to $445 million in the corresponding period in 2004, including an increase of $151 million in operating and investment expenses due to the inclusion of CLFC expenses for an additional two quarters in 2004.



Income taxes for the three- and nine-month periods ended September 30, 2004 were $13 million and $51 million, respectively, compared with $8 million and $7 million, respectively, for the same periods in 2003, consistent with increases in income before income taxes.

UNITED STATES

The United States operating results for Lifeco represent the net operating income of GWL&A, and the consolidated United States operations of Great-West Life, which includes United States operating income of CLFC for 2004 and from the July 10 date of acquisition of CLFC for 2003, together with an allocation of a portion of Lifeco's corporate results.

United States consolidated net earnings of Lifeco attributable to common shareholders for the third quarter decreased 4 per cent in 2004 to $157 million from $163 million at September 30, 2003 (contribution from Healthcare: $62 million, compared with $77 million in 2003; Financial Services: $94 million, compared with $76 million; and Corporate: $1 million, compared with $10 million). For the nine months ended September 30, 2004, net earnings increased 10 per cent to $470 million, compared with $427 million a year ago (contribution from Healthcare: $192 million, compared with $214 million in 2003; Financial Services: $276 million, compared with $194 million; and Corporate: $2 million, compared with $19 million).

The decrease in earnings for the three-month period ended September 30, 2004 is primarily due to a decrease in Healthcare earnings. The increase in earnings for the nine-month period was primarily related to favourable results for Financial Services, reflecting the inclusion of CLFC in 2004.

Total assets under administration for the United States segment were $45.4 billion at September 30, 2004, compared with $48.5 billion at September 30, 2003.

For the three months ended September 30	Premiums and deposits			Sales		
(in millions of dollars)	**2004**	2003	Change (%)	**2004**	2003	Change (%)
Healthcare – Group Life and Health	**1,741**	2,049	(15)	**240**	190	26
Financial Services						
Individual Markets	**218**	288	(24)	**77**	71	8
Retirement Services	**755**	744	1	**323**	339	(5)
Total premiums and deposits	**2,714**	3,081	(12)	**640**	600	7
Bulk reinsurance – initial ceded premiums	**--**	(2,713)				
Net premiums and deposits	**2,714**	368				
Summary by Type						
Risk-based products	**527**	818	(36)			
ASO contracts	**1,564**	1,597	(2)			
Segregated fund deposits						
Individual products	**77**	100	(23)			
Group products	**546**	566	(4)			
Total premiums and deposits	**2,714**	3,081	(12)			
Bulk reinsurance – initial ceded premiums	**--**	(2,713)				
Net premiums and deposits	**2,714**	368				
Total premiums and deposits and sales (U.S. dollars)	**2,070**	2,226	(7)	**490**	436	12



Great-West Lifeco Inc.

For the nine months ended September 30 (in millions of dollars)	Premiums and deposits			Sales		
	2004	2003	Change (%)	**2004**	2003	Change (%)
Healthcare – Group Life and Health	**4,798**	6,196	(23)	**1,251**	764	64
Financial Services						
Individual Markets	**710**	665	7	**190**	225	(16)
Retirement Services	**2,341**	2,431	(4)	**1,064**	1,079	(1)
Total premiums and deposits	**7,849**	9,292	(16)	**2,505**	2,068	21
Bulk reinsurance – initial ceded premiums	**--**	(2,713)				
Net premiums and deposits	**7,849**	6,579	19			
Summary by Type						
Risk-based products	**1,218**	2,011	(39)			
ASO contracts	**4,680**	5,089	(8)			
Segregated fund deposits						
Individual products	**192**	252	(24)			
Group products	**1,759**	1,940	(9)			
Total premiums and deposits	**7,849**	9,292	(16)			
Bulk reinsurance – initial ceded premiums	**--**	(2,713)				
Net premiums and deposits	**7,849**	6,579	19			
Total premiums and deposits and sales (U.S. dollars)	**5,902**	6,498	(9)	**1,884**	1,446	30

For the three months ended September 30, 2004, premiums and deposits were $2,714 million in total: $527 million of risk-based product premiums, $623 million of segregated fund deposits, and $1,564 million of ASO contract premiums.

Before the $145 million of premiums ceded in 2004 to a third-party reinsurer, the Healthcare line is down 8 per cent compared to the same period last year. The majority of the decrease in the Healthcare segment reflects the strengthening of the Canadian dollar and the accounting reclassification of $9 million Minimum Premium Plan to administrative fees, as well as the decline in membership during 2003. This membership trend has begun to reverse in 2004. Total Healthcare membership at September 30, 2004 of 1.948 million members increased 1.8 per cent from 1.913 million members at June 30, 2004. These membership totals included 0.044 million and 0.039 million members from the CLFC acquisition of medical stop loss business as of September 30, 2004 and June 30, 2004, respectively. The overall increase in membership is primarily the result of lower terminations in all market segments.

The decrease in premiums and deposits in the Financial Services segment from 2003 (before reinsurance) is primarily attributable to the strengthening of the Canadian dollar. Participant accounts in the retirement services markets (including third-party administration and institutional) increased 1.5 per cent, reflecting a net growth in participant accounts of 34,555 for the quarter ended September 30, 2004.



For the nine months ended September 30, 2004, premiums and deposits were $7,849 million in total: $1,218 million of risk-based product premiums, $1,951 million of segregated fund deposits, and $4,680 million of ASO contract premiums. The Healthcare business decreased by 9 per cent compared to the same period last year, before excluding the 2004 impact of $850 million of premiums ceded ($426 million of premium ceded associated with the sale of CLFC group life and health business and $424 million of reinsurance ceded opposite group health stop loss business of GWL&A). The majority of the decrease is related to the strengthening of the Canadian dollar, with the remaining due to the accounting reclassification of $23 million Minimum Premium Plan to administrative fees and the decline in membership during 2003. This membership trend has begun to reverse in the second half of 2004. Total Healthcare membership at September 30, 2004 of 1.948 million members increased by 5 per cent from 1.856 million members at December 31, 2003 and September 30, 2003. Membership at September 30, 2004 included the 44,000 stop loss memberships obtained in the CLFC acquisition, which was not reflected in the December 31, 2003 membership. Without CLFC, the membership increase from December 31, 2003 would be 2.6 per cent.

Premiums and deposits in the Financial Services segment have remained relatively flat in the nine-month period of 2004 compared with the same period in 2003. At September 30, 2004, the participant accounts totalled 2,411,728 in the retirement services markets (including third-party administration and institutional), reflecting a net growth of 123,377 accounts, which represents a 5.4 per cent increase from December 31, 2003.

The increase in sales in the third quarter ended September 30, 2004, compared with the same period in 2003, was driven by the Healthcare segment increase of 26 per cent, primarily due to the impact of efforts taken in 2003 to reorganize the sales force. This included the re-branding effort and the development of a centralized proposal process as well as a refocus on sales efforts. The increase was offset somewhat by the strengthening of the Canadian dollar. For the nine-month period, sales in the Healthcare segment increased 64 per cent, primarily due to the impact of efforts taken in 2003 to reorganize the sales force. These efforts reflected an increase in both the number of cases sold and the average size of cases sold in all market segments. Financial Services sales decreased in the third quarter of 2004 compared with 2003, due to the strengthening of the Canadian dollar; in U.S. dollars, sales were essentially flat. For the nine-month period, Financial Services sales decreased by 4 per cent, due to the decrease in sales in the individual markets as well as the strengthening of the Canadian dollar.

Net investment income for the three-month and nine-month periods ended September 30, 2004 increased by $25 million (or 6 per cent) and $189 million (or 17 per cent), respectively, from the same periods last year. In 2003, the nine-month comparative includes CLFC income from the July 10, 2003 date of acquisition.



For the three months ended September 30, 2004, fee income was $305 million, an increase of 5 per cent compared to the same period in 2003. Segregated funds increased due to the improvement in equity markets. Administrative fees were higher than in the prior year, due to a $9 million Minimum Premium Plan accounting reclassification from premium done in the third quarter. These increases are partially offset by the impact of the strengthened Canadian dollar.

For the nine months ended September 30, 2004, fee income was $897 million, a decrease of 1 per cent compared to the same period in 2003, as the result of an increase in segregated funds due to the improvement in the equity markets being more than offset by a decrease associated with the change in the U.S. dollar translation rates. ASO administrative fees decreased primarily due to the strengthened Canadian dollar, which more than offset a Minimum Premium Plan accounting reclassification from premium in 2004.

For the three months ended September 30, 2004, the amount paid or credited to policyholders was $843 million, a decrease of $45 million compared to the same period of 2003, net of the impact of the sale of the CLFC group life and health business and reinsurance ceded to a third party.

For the nine months ended September 30, 2004, the amount paid or credited to policyholders increased by $200 million or 9 per cent, net of the $850 million reductions in 2004 and $2,713 million in 2003 for the sale of CLFC group life and health business and reinsurance ceded to a third-party reinsurer of GWL&A group health stop loss business, compared to the same period of 2003.

LIFECO CORPORATE

For the nine-month period ended September 30, 2004, corporate net earnings for Lifeco, attributable to common shareholders, were a charge of $20 million, composed of restructuring costs incurred to September 30, 2004 related to the CLFC acquisition of $16 million (2003: $12 million), $6 million of U.S. withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries (2003: $4 million), and $2 million of operating income incurred at the Lifeco level (2003: a charge of $2 million). For the three-month period, restructuring costs incurred were $3 million (2003: $12 million), withholding tax was $3 million (2003: $4 million), and operating income was $3 million (2003: a charge of $2 million).



Great-West Lifeco Inc.

FINANCIAL POSITION

CONDENSED BALANCE SHEET

(in millions of dollars)	September 30, 2004	December 31, 2003
Invested assets	**84,315**	83,116
Goodwill and intangible assets	**6,836**	6,663
Other general fund assets	**5,554**	7,672
Total assets	**96,705**	97,451
Policy liabilities	**70,728**	71,498
Funds held under reinsurance contracts	**4,233**	4,655
Other liabilities	**9,745**	10,290
Non-controlling interests	**2,561**	2,418
Preferred shares	**1,426**	1,126
Common shareholders' equity	**8,012**	7,464
Liabilities, capital stock and surplus	**96,705**	97,451
Segregated fund assets	**65,594**	61,699

Total assets under administration were $162.3 billion at September 30, 2004, an increase of $3.1 billion from December 31, 2003. General fund assets decreased by $0.8 billion and segregated fund assets increased by $3.9 billion, compared with December 31, 2003. The increase in goodwill and intangible assets reflects adjustments made by Lifeco to the allocation of the purchase price for CLFC.

Invested assets at September 30, 2004 were $84.3 billion, an increase of $1.2 billion or 1 per cent from December 31, 2003. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

The total bond portfolio increased to $55.7 billion or 66 per cent of invested assets at September 30, 2004, from $54.2 billion or 65 per cent at December 31, 2003. Federal, provincial and other government securities represented 38 per cent of the bond portfolio, compared with 40 per cent in 2003. The overall quality of the bond portfolio remained high, with 98 per cent of the portfolio rated investment grade and 83 per cent rated A or higher. The excess of fair value over carrying value at September 30, 2004 was $1,483 million ($1,487 million at December 31, 2003).

The total mortgage portfolio remained relatively unchanged at $14.8 billion or 17 per cent of invested assets at September 30, 2004.

The total equity portfolio also remained relatively unchanged at $4.9 billion or 6 per cent of invested assets at September 30, 2004.



ASSET QUALITY – GENERAL FUND ASSETS

Non-investment grade bonds were $804 million or 1.5 per cent of the bond portfolio at September 30, 2004, compared with $1,168 million or 2.3 per cent at December 31, 2003. The decrease is primarily due to upgrades in the ratings of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $203 million or 0.3 per cent of portfolio investments at September 30, 2004, compared with $234 million and 0.3 per cent at December 31, 2003. Total allowances for credit losses at September 30, 2004 were $169 million, compared with $190 million at year-end 2003. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $963 million at September 30, 2004 ($959 million at December 31, 2003).

The combination of the allowance for credit losses of $169 million, together with the $963 million provision for future credit losses in actuarial liabilities represents 1.6 per cent of bond, mortgage and real estate assets at September 30, 2004 (1.6 per cent at December 31, 2003).

SEGREGATED FUNDS

Segregated fund assets under management, which are measured at market values, increased by $3.9 billion to $65.6 billion at September 30, 2004, including, in particular, net deposits of $1.6 billion and market-value gains of $0.8 billion.

POLICY LIABILITIES

Policy liabilities, at $70.7 billion, represent 83 per cent of total liabilities at September 30, 2004 and at December 31, 2003.

NON-CONTROLLING INTERESTS

In addition to participating policyholder undistributed surplus and preferred shareholders of subsidiaries, Lifeco has a total of $800 million of capital securities/trust units issued in Canada by Great-West Life Capital Trust and Canada Life Capital Trust. The carrying value of units held by external parties at September 30, 2004 was $610 million.

On demutualization of Canada Life, $50 million of seed capital was transferred from the shareholder account to the participating policyholder account of Canada Life. In accordance with the Conversion Proposal of Canada Life and subject to approval by The Office of the Superintendent of Financial Institutions Canada ("OSFI"), the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies. During the second quarter of 2004, following OSFI approval, $21 million of seed capital related to the Irish open block of the participating policyholder account, together with accrued interest of $5 million (after tax), was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $21 million and a decrease in participating policyholder surplus of $21 million.



CAPITAL STOCK AND SURPLUS

2004 Activity – During the nine months ended September 30, 2004, Lifeco paid dividends of $0.50375 per common share, for a total of $450 million and preferred share dividends of $43 million.

During the third quarter of 2004, Lifeco issued 12,000,000 Series G, 5.20% Non-Cumulative First Preferred Shares with a stated value of $300 million.

Lifeco utilises the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the corporation's Stock Option Plan. During the nine months ended September 30, 2004, through the normal course issuer bid process, 2,359,900 common shares were purchased for cancellation at a cost of $117 million or $49.45 per share (4,719,800 common shares or $24.73 on a subdivided basis).

In 2004, the strengthening of the Canadian dollar resulted in decreases to the provision for unrealized gains in translation of net investment in self-sustaining operations of $117 million.

In total, capital stock and surplus increased by $848 million, to $9.4 billion at September 30, 2004, compared with December 31, 2003.

FINANCIAL STRENGTH

OSFI has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements ("MCCSR"). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. MCCSR ratios at September 30, 2004 for Great-West Life, London Life and Canada Life were approximately 201 per cent, 249 per cent and 206 per cent, respectively. GWL&A has risk-based capital well in excess of that required by regulation.

CREDIT RATINGS

Lifeco and its major subsidiaries continue to hold very strong ratings. There has been no change to ratings since December 31, 2003.

At the time of the CLFC acquisition in July 2003, the ratings of Lifeco and its major subsidiaries were assigned a negative outlook by Standard & Poor's Ratings Service and Moody's Investors Service. These rating agencies continue to monitor the progress of Lifeco and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.



Great-West Lifeco Inc.

CASH FLOWS

As at September 30 (in millions of dollars)	Three-month period 2004	2003	Nine-month period 2004	2003
Cash flows relating to the following activities:				
Operations	**750**	1,055	**2,574**	2,288
Financing	**(160)**	1,730	**(751)**	2,066
Investment	**(657)**	(522)	**(2,015)**	(1,808)
Increase (decrease) in cash & certificates of deposit	**(67)**	2,263	**(192)**	2,546
Cash & certificates of deposits, beginning of period	**2,336**	1,195	**2,461**	912
Cash & certificates of deposits, end of period	**2,269**	3,458	**2,269**	3,458

The cash flows from operations together with the cash flows from financing and investment for the three and nine months ended September 30 include CLFC activity for 2004 and for the third quarter ended September 30, 2003.

The cash flows from operations reflect reduced funds held under reinsurance contracts in 2004. The change in cash flows from financing activities reflect the raising and repayment of debt financing in connection with the CLFC acquisition.

CAPITAL RESOURCES

Lifeco has established lines of credit and has demonstrated ability to access the capital markets. The capital profile of Lifeco and its subsidiaries includes common and preferred share capital, long-term debt and capital securities/trust units.

LIQUIDITY

The company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets is held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and through the demonstrated ability of Lifeco to access the capital markets. At September 30, 2004, Lifeco held over $47 billion in highly marketable securities.



IGM Financial Inc.

SUMMARIZED FINANCIAL INFORMATION (unaudited)

(in millions of dollars, except per share amounts)	For the three months ended September 30, 2004	2003	Change (%)	As at and for the nine months ended September 30, 2004	2003	Change (%)
Net income available to common shareholders						
Excluding dilution gain (1)	**153.8**	140.6	9.4	**454.3**	389.7	16.6
Including dilution gain	**153.8**	155.4	(1.0)	**454.3**	404.5	12.3
Diluted earnings per share						
Excluding dilution gain (1)	**0.58**	0.53	9.4	**1.71**	1.47	16.3
Including dilution gain	**0.58**	0.59	(1.7)	**1.71**	1.53	11.8
Return on equity						
Excluding dilution gain (1)				**19.7%**	18.7%	
Including dilution gain				**19.7%**	19.4%	
Dividends per share	**0.300**	0.255	17.6	**0.850**	0.735	15.6
Mutual funds						
Investors Group						
Sales	**995**	888	12.0	**3,620**	3,024	19.7
Net sales (redemptions)	**(52)**	(284)	81.7	**264**	(746)	N/M
Assets under management				**42,296**	38,448	10.0
Mackenzie Financial Corporation						
Sales	**1,438**	1,124	27.9	**5,092**	3,664	39.0
Net sales (redemptions)	**110**	(39)	N/M	**672**	(258)	N/M
Assets under management				**34,979**	31,498	11.1
Investment Planning Counsel (2)						
Sales	**90**	--	N/A	**161**	--	N/A
Net sales (redemptions)	**60**	--	N/A	**109**	--	N/A
Assets under management				**1,359**	--	N/A
Combined mutual fund assets under management (3)				**78,605**	69,946	12.4
Insurance in force (face amount)				**35,217**	30,296	16.2
Securities operations assets under administration				**6,618**	5,347	23.8
Mortgages serviced				**6,102**	6,529	(6.5)
Deposits and certificates				**669**	714	(6.3)

(1) Non-GAAP financial measures – refer to the description on the following page for an explanation of the corporation's use of non-GAAP financial measures.
(2) From date of acquisition or as at September 30, 2004
(3) Adjusted for $29 million of inter-segment assets.



NON-GAAP FINANCIAL MEASURES

Net income, diluted earnings per share (EPS) and return on common equity (ROE) for the quarter and nine months ended September 30, 2003 exclude a dilution gain relating to Lifeco. These non-GAAP financial measures are used to provide management and investors with additional measures to assess earnings performance. However, these non-GAAP financial measures do not have standard meanings and are not directly comparable to similar measures used by other companies. The following table reconciles non-GAAP results to reported results in accordance with GAAP for net income and earnings per share.

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are also non-GAAP financial measures. EBIT is an alternative measure of performance utilised by management to measure and evaluate the results of IGM's reportable segments. EBITDA is an alternative measure of performance utilised by management, investors and investment analysts to evaluate and analyse the corporation's results and is discussed further in the MD&A. These non-GAAP financial measures do not have a standard meaning and are not directly comparable to any GAAP measure or to similar measures used by other companies.

	Three months ended September 30,				**Nine months ended September 30,**			
	2004		2003		**2004**		2003	
(in millions of dollars – except per share amounts)	**Net income**	**EPS**	Net income	EPS	**Net income**	**EPS**	Net income	EPS
Non-GAAP results	**153.8**	**0.58**	140.6	0.53	**454.3**	**1.71**	389.7	1.47
Dilution gain	--	--	14.8	0.06	--	--	14.8	0.06
GAAP results	**153.8**	**0.58**	155.4	0.59	**454.3**	**1.71**	404.5	1.53

HIGHLIGHTS OF OPERATING RESULTS

For the three months ended September 30, 2004, net income attributable to common shareholders was $153.8 million, compared with $140.6 million in 2003, excluding the dilution gain as noted below. Diluted earnings per share on this basis were 58 cents, compared with 53 cents in 2003, an increase of 9.4 per cent.

Net income attributable to common shareholders for the nine months ended September 30, 2004 was $454.3 million, compared with $389.7 million in 2003, excluding the dilution gain as noted below. Diluted earnings per share on this basis were $1.71, compared with $1.47 in 2003, an increase of 16.3 per cent.

Net income and earnings per share for the three and nine months ended September 30, 2003 exclude a dilution gain of $14.8 million resulting from the reduction in the corporation's percentage ownership of Lifeco, related to their acquisition of CLFC.

Net income attributable to common shareholders in accordance with Canadian GAAP for the three and nine months ended September 30, 2003, which includes the dilution gain noted above, was $155.4 million and $404.5 million, respectively. Diluted earnings per share were $0.59 and $1.53 for the three- and nine-month periods ending September 30, 2003.



IGM Financial Inc.

The corporation's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other.

CONSOLIDATED OPERATING RESULTS BY SEGMENT

For the three months ended September 30	Investors Group		Mackenzie		Corporate & Other		Total	
(in millions of dollars)	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Fee income	**267.2**	245.9	**202.5**	187.1	**20.6**	(0.9)	**490.3**	432.1
Net investment income and other	**28.4**	23.6	**3.7**	7.5	**4.7**	11.2	**36.8**	42.3
	295.6	269.5	**206.2**	194.6	**25.3**	10.3	**527.1**	474.4
Operating expenses								
Commissions	**63.7**	46.9	**79.4**	70.2	**12.2**	--	**155.3**	117.1
Non-commission	**59.1**	59.1	**61.7**	64.1	**5.7**	(0.9)	**126.5**	122.3
	122.8	106.0	**141.1**	134.3	**17.9**	(0.9)	**281.8**	239.4
Earnings before interest and taxes	**172.8**	163.5	**65.1**	60.3	**7.4**	11.2	**245.3**	235.0
Interest expense							**18.7**	19.3
							226.6	215.7
Dilution gain							**--**	14.8
Income before income taxes and non-controlling interest							**226.6**	230.5
Income taxes							**67.0**	69.9
Non-controlling interest							**0.6**	--
Net income							**159.0**	160.6
Preferred dividends							**5.2**	5.2
Net income available to common shareholders							**153.8**	155.4

For the nine months ended September 30	Investors Group		Mackenzie		Corporate & Other		Total	
(in millions of dollars)	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Fee income	**807.4**	718.2	**615.8**	551.9	**31.6**	(2.6)	**1,454.8**	1,267.5
Net investment income and other	**90.6**	79.4	**11.4**	16.0	**14.2**	26.5	**116.2**	121.9
	898.0	797.6	**627.2**	567.9	**45.8**	23.9	**1,571.0**	1,389.4
Operating expenses								
Commissions	**194.7**	138.3	**238.3**	210.7	**19.9**	--	**452.9**	349.0
Non-commission	**187.2**	179.3	**194.8**	196.8	**8.1**	(2.6)	**390.1**	373.5
	381.9	317.6	**433.1**	407.5	**28.0**	(2.6)	**843.0**	722.5
Earnings before interest and taxes	**516.1**	480.0	**194.1**	160.4	**17.8**	26.5	**728.0**	666.9
Interest expense							**56.0**	61.8
							672.0	605.1
Dilution gain							**--**	14.8
Income before income taxes and non-controlling interest							**672.0**	619.9
Income taxes							**201.5**	199.9
Non-controlling interest							**0.7**	--
Net income							**469.8**	420.0
Preferred dividends							**15.5**	15.5
Net income available to common shareholders							**454.3**	404.5



Interest expense represents the cost of financing the Mackenzie acquisition and totalled $18.7 million for the three months ended September 30, 2004 compared with $19.3 million in 2003. For the nine-month period in 2004, interest expense was $56.0 million, compared with $61.8 million in 2003. The reduction in the rate of interest on the $175 million Floating Bankers' Acceptance contributed to the decrease in interest expense in both the three- and nine-month periods of 2004 compared with 2003. The reduction in the average balance of outstanding long-term debt also contributed to the decrease in interest expense in the nine-month period of 2004 compared with 2003.

Income taxes: the effective rate of tax was 29.6 per cent and 30.0 per cent for the three- and nine-month periods in 2004, compared with 30.3 per cent and 32.2 per cent, respectively, in 2003. The decline in the effective rate for both the three- and nine-month periods in 2004 compared to 2003 was due to reductions in statutory tax rates, increases in gains on the sale of securities and the company's share of Lifeco's earnings that are reported in net investment income and other, and that are taxed at lower rates, as well as other tax benefits. The effective tax rate for the three and nine months ended September 30, 2003 also reflects the positive impact of the dilution gain of $14.8 million, which was not subject to tax.

INVESTORS GROUP – OPERATING RESULTS

FEE AND NET INVESTMENT INCOME

The level of assets under management is influenced by three factors: sales, redemption rates and capital markets, including relative investment performance. For the three months ended September 30, 2004, sales of Investors Group mutual funds sold through its consultant network were $995 million, an increase of 12.0 per cent from 2003. This compares to an overall industry increase in mutual fund sales of 11.3 per cent. Mutual fund redemptions totalled $1.05 billion for the same period, a decrease of 10.6 per cent from the $1.17 billion recorded in 2003. Investors Group's redemption rate for long-term funds decreased to 9.2 per cent at September 30, 2004 from 11.4 per cent at September 30, 2003 and remains well below the corresponding redemption rate of 15.0 per cent for all other members of The Investment Funds Institute of Canada (IFIC). Net redemptions of Investors Group mutual funds were $52 million, compared with net redemptions of $284 million in 2003. For the nine months ended September 30, 2004, sales of Investors Group mutual funds sold through its consultant network were $3.62 billion, an increase of 19.7 per cent from 2003. This compares to an overall industry increase in mutual fund sales of 34.6 per cent. Mutual fund redemptions totalled $3.36 billion for the same period, a decrease of 11.0 per cent from the $3.77 billion recorded in 2003. Net sales of Investors Group mutual funds were $264 million, compared with net redemptions of $746 million in 2003.



Sales of long-term funds were $779 million and $2.8 billion, respectively, for the three- and nine-month periods ended September 30, 2004, compared with $681 million and $2.3 billion, respectively, in 2003, reflecting increases of 14.5 per cent and 21.1 per cent, respectively. Net redemptions of long-term funds were $96 million in the third quarter of 2004, compared with net redemptions of $276 million in the third quarter of 2003. For the nine-month period, net sales of long-term funds were $13 million, compared with net redemptions of $719 million in 2003.

At September 30, 2004, 42 per cent of *Masterseries*™ funds had a four- or five-star rating, compared with 38 per cent at June 30, 2004 and 40 per cent at both March 31, 2004 and December 31, 2003, higher than the Morningstar♦ universe of 32 per cent. As at September 30, 2004, 76 per cent of the *Masterseries*™ funds had a rating of three stars or better. This compares with 65 per cent at June 30, 2004 and 74 per cent at both March 31, 2004 and December 31, 2003 and is higher than the Morningstar♦ universe of 67 per cent. Morningstar♦ ratings are an objective, quantitative measure of a fund's historical risk-adjusted performance relative to other funds in its category, of which the top 10 per cent of the funds in each category get a five-star rating.

Investors Group's mutual fund assets under management were $42.3 billion at September 30, 2004, an increase of $3.8 billion or 10.0 per cent from September 30, 2003, reflecting positive market action of $3.7 billion and net sales of mutual funds totalling $172 million. During the three-month period ended September 30, 2004, Investors Group's mutual fund assets decreased $240 million and in the nine-month period ended September 30, 2004, increased $1.4 billion or 3.4 per cent. The decline in assets for the three months ended September 30, 2004 reflects negative market action in addition to the net redemptions of $52 million, while the increase from December 31, 2003 reflects positive market action combined with the $264 million net sales experienced in the nine-month period. The increase in assets in the industry for the three, nine and twelve months ended September 30, 2004 are (1.2) per cent, 7.2 per cent and 15.1 per cent, respectively.

For the three-month and nine-month periods ended September 30, 2004, management fee income was $205.9 million and $618.0 million, respectively, representing increases of $16.5 million and $71.6 million, respectively, from the corresponding periods in 2003. These increases reflect growth of 9.0 per cent and 13.0 per cent, respectively, in average daily mutual fund assets compared with 2003. Management fee income represented 195 basis points of average mutual fund assets in both the three- and nine-month periods ended September 30, 2004, unchanged from 2003.

Administration fees totalled $38.2 million and $119.1 million, respectively, for the three-month and nine-month periods ended September 30, 2004, compared with $34.1 million and $103.1 million for the same periods in 2003. During the three- and nine-month periods of 2004, fees charged to the mutual funds for administrative services increased $2.1 million and $7.9 million, respectively, due to increases in related non-commission expenses. Increases in trustee fees in both the three- and nine-month periods resulted from growth in average mutual



fund assets in 2004 compared to 2003. Other service fees increased due to both the growth in average mutual fund assets during the three- and nine-month periods of 2004 compared to 2003 and the introduction of the fixed-rate service fee on deferred sales charge and no-load products in August 2003.

Distribution fee income of $23.1 million for the three months ended September 30, 2004 increased 3.1 per cent, from $22.4 million for the same period in 2003. The increase was primarily due to distribution fees related to banking operations, which increased in 2004 as a result of higher business volumes. This was offset in part by redemption fee income, which declined by $1.3 million, primarily due to lower redemptions subject to deferred sales charges in 2004 compared to 2003. For the nine-month period ended September 30, 2004, distribution fee income was $70.3 million, an increase of 2.3 per cent from the $68.7 million achieved in the corresponding period in 2003. Distribution fees related to insurance, securities, and banking operations increased in 2004 as a result of higher business volumes and were offset in part by lower redemption fee income, which declined by $4.1 million, primarily due to lower redemptions subject to deferred sales charges in 2004 compared to 2003.

Net investment income and other totalled $28.4 million for the three months ended September 30, 2004, an increase of $4.8 million from $23.6 million in 2003, primarily due to increases in Investors Group's share of Lifeco's earnings and gains on the sale of securities.

For the nine months ended September 30, 2004, net investment income and other totalled $90.6 million, an increase of $11.2 million from $79.4 million in 2003. This increase was due principally to increases in Investors Group's share of Lifeco's earnings and gains on the sale of securities, offset in part by a decrease in revenues related to mortgage banking activities.

OPERATING EXPENSES

Commission expense for the three months ended September 30, 2004 increased by $6.6 million to $25.5 million, compared with $18.9 million in 2003. For the nine months ended September 30, 2004, commission expense increased by $22.4 million to $80.9 million from $58.5 million in 2003. The increase in commission expense for both the three- and nine-month periods in 2004, compared to 2003, was due to:

- Increase in amortization of commissions totalling $1.5 million and $8.0 million for the three- and nine-month periods, respectively, related to prior-year sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on sales commissions to 72 months.
- Amortization of commissions of $4.4 million for the three months and $8.7 million for the nine months related to 2004 sales.
- Increases in other compensation related to mutual fund operations, insurance, mortgage and banking products.



In 2004, the asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of assets under management, comprised the following:

- Regular ARB, which is paid monthly and is based on the month-end value of assets under management. Regular ARB expense increased by $6.1 million and $21.8 million for the three- and nine-month periods as a result of both the increase in assets under management and the increase in the ARB rate paid to consultants as part of the corporation's realignment of its consultant compensation, introduced in 2003.
- ARP, which is a deferred component of compensation designed to promote consultant retention, was announced in 2003 and effective beginning in 2004. ARP expense for the three- and nine-month periods to September 30, 2004 was $4.1 million and $12.2 million, respectively.

Non-commission expenses totalled $59.1 million for both the three months ended September 30, 2004 and 2003. For the nine-month period ended September 30, 2004, non-commission expenses totalled $187.2 million, compared with $179.3 million in 2003, an increase of $7.9 million or 4.4 per cent. Increases in expenses for both the three- and nine-month periods in 2004 were primarily due to:

- Increases in expenses related to the administration of Investors Group's mutual funds due to increased transactional volumes.
- The amortization of capital expenditures and post-conversion activity costs, which were both related to the single shareholder system. Investors Group and Mackenzie merged their transfer agency and unitholder record-keeping systems into one shareholder system in November 2003.
- Increases in sub-advisory fees as a result of increases in these assets under management.
- Increases in its consultant network support costs as a result of increased activity levels.

Non-commission expenses of $59.1 million for the three months ended September 30, 2004 and $187.2 million for the nine-month period in 2004 include a reduction of $3.7 million, which represents a portion of the general allowance for credit losses. This reduction of a portion of the general allowance results from the periodic review of the credit quality of Investors Group's mortgage portfolio and the adequacy of the related general allowance and reflects changes in the size and composition of portfolios, improving default and loss trends and continued improvement in underwriting and default management policies and processes.

MACKENZIE – OPERATING RESULTS

FEE AND NET INVESTMENT INCOME

Mackenzie's mutual fund assets under management were $35.0 billion at September 30, 2004, a decline of $0.8 billion from $35.8 billion as at June 30, 2004, and an increase of $3.5 billion from $31.5 billion as at September 30, 2003.



For the three-month period ended September 30, 2004, sales of Mackenzie's mutual funds were $1.44 billion, an increase of 27.9 per cent from $1.12 billion in the comparative period last year. This compares to an overall industry increase in mutual funds sales of 11.3 per cent. Redemptions of mutual funds during these same periods were $1.33 billion and $1.16 billion, respectively, resulting in net sales of mutual funds of $110 million in 2004, as compared with net redemptions of mutual funds of $39 million in 2003. Net sales of long-term funds were $133 million in the current quarter, as compared with net sales of long-term funds of $17 million in the corresponding period last year. For the nine-month period ended September 30, 2004, sales of Mackenzie's mutual funds were $5.09 billion, an increase of 39.0 per cent from $3.66 billion in the comparative period last year. This compares to an overall industry increase in mutual fund sales of 34.6 per cent. Redemptions of mutual funds during these same periods were $4.42 billion and $3.92 billion, respectively, resulting in net sales of $672 million during the nine-month period ended September 30, 2004, as compared with net redemptions of $258 million in the comparative period last year. Net sales of long-term funds were $730 million for the nine-month period ended September 30, 2004, as compared to net sales of long-term funds of $17 million in the comparative period last year.

Market performance reduced mutual fund assets by $1.0 billion during the three-month period ended September 30, 2004, and increased mutual fund assets by $0.5 billion during the nine-month period ended September 30, 2004. In the corresponding periods last year, market performance increased mutual fund assets by $1.3 billion and $0.9 billion, respectively.

At September 30, 2004, 37 per cent of Mackenzie mutual funds had a four- or five-star rating, compared with 43 per cent at June 30, 2004 and 36 per cent at December 31, 2003, higher than the Morningstar✝ universe of 32 per cent. As at September 30, 2004, 65 per cent of Mackenzie mutual funds had a rating of three stars or better. This compares with 69 per cent at June 30, 2004 and 71 per cent at December 31, 2003 and compares to the Morningstar✝ universe of 67 per cent.

Total assets under management and administration, which include private and institutional client accounts and labour-sponsored funds, were $40.3 billion at the end of the third quarter 2004, compared with $35.2 billion at the end of September 2003.

Management fees were $159.4 million for the three-month period ended September 30, 2004, an increase of $17.8 million or 12.6 per cent from $141.6 million in the comparative period in 2003. For the nine-month period ended September 30, 2004, management fees increased $71.1 million or 17.3 per cent to $481.6 million from $410.5 million in the comparative period last year. These increases are consistent with the 11.5 per cent and 16.3 per cent increases, respectively, in Mackenzie's average mutual fund assets under management and the growth in its private and institutional accounts.



Administration fees declined by $1.3 million from $36.4 million in the comparative period of 2003 to $35.1 million in the three-month period ended September 30, 2004. The decrease in administration fees is attributed to a $1.0 million decline in operating expenses charged to funds, consistent with the decline in expenses incurred by Mackenzie on behalf of its mutual funds, and a reduction of $0.3 million in asset allocation fees and administration fees earned by the MRS Group. In the nine-month period ended September 30, 2004, administration fees were $107.4 million, compared with $111.3 million in the same period last year. The decrease in administration fees is attributed to a $3.3 million decline in recoverable fund operating expenses and a reduction of $0.6 million in asset allocation fees and administration fees earned by the MRS Group.

Mackenzie receives distribution fee income upon redemption of mutual fund units sold, subject to a deferred sales charge for which Mackenzie was the primary distributor. Fees charged range from 5.5 per cent in the first year, reducing to nil after seven years. Distribution fee income decreased $1.1 million to $8.0 million, and $3.3 million to $26.8 million, respectively, in the three- and nine-month periods ended September 30, 2004, compared with the same periods last year. These decreases are consistent with the decline in the redemption of mutual funds that were subject to a redemption fee and with the fact that mutual fund units subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

Net investment income was $3.7 million and $11.4 million, respectively, in the three- and nine-month periods ended September 30, 2004. This represents decreases of $3.8 million and $4.6 million, respectively, compared with the same periods last year. These decreases are primarily attributed to a gain realized in the prior year on the disposition of real estate held for sale. There is no corresponding gain in the current year's results. The remainder of the decline is due to the net interest margin compression on M.R.S. Trust Company's lending and deposit portfolios.

OPERATING EXPENSES

Commission expense, which represents the amortization of deferred selling commissions, was $37.3 million in the three-month period ended September 30, 2004, as compared with $33.8 million in the previous year. Commission expense in the nine-month period ended September 30, 2004 was $112.1 million, as compared with $106.6 million in the same period in 2003. Mackenzie amortizes deferred selling commissions over a maximum period of seven years. However, to the extent fees are received on the redemption of the underlying mutual fund units, amortization is accelerated.

Trailer fees paid to dealers were $42.1 million in the three-month period ended September 30, 2004, an increase of $5.7 million or 15.7 per cent from $36.4 million in the three-month period ended September 30, 2003. Trailer fees in the nine-month period ended September 30, 2004 were $126.2 million, as compared with $104.1 million in 2003. The increase in trailer fees in both the three- and nine-month periods ended September 30, 2004 was consistent with the period-over-period growth in average mutual fund assets under management and the shift in the percentage of Mackenzie's mutual fund assets invested in long-term equity-based funds, as opposed to short-term money market funds, which has resulted in a higher average trailer fee rate.



Non-commission expenses decreased $2.4 million to $61.7 million in the three-month period ended September 30, 2004 from $64.1 million in the comparative period last year. Non-commission expenses in the nine-month period ended September 30, 2004 were $194.8 million, a decrease of $2.0 million from $196.8 million in the comparative period in 2003. A component of the non-commission expenses incurred by Mackenzie is related to the administration of its mutual funds. These expenses, which are recovered from Mackenzie's mutual funds, declined in the current periods as compared to the corresponding periods last year, largely as a result of continued cost synergies being realized from the transition work with Investors Group. This reduction in non-commission expenses was partially offset by an increase in sub-advisory expenses incurred by Mackenzie in the management of its mutual funds, consistent with the growth in its sub-advised assets under management in comparison with the same period last year.

CORPORATE AND OTHER

Earnings before interest and taxes for Corporate and Other, the segment which includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income, as well as inter-segment eliminations, were $7.4 million for the three months ended September 30, 2004, compared with $11.2 million in 2003, and $17.8 million for the nine months ended September 30, 2004, compared with $26.5 million in 2003. Investment Planning Counsel's earnings before interest and taxes were $2.1 million for the three months ended September 30, 2004 and $2.7 million for the period May 10 to September 30, 2004. The reduction in net investment income earned on unallocated investments and other income for the three- and nine-month periods ended September 30, 2004 compared with 2003 was due to lower levels of invested assets and other income.

CONSOLIDATED FINANCIAL POSITION

CONDENSED BALANCE SHEET

(in millions of dollars)	**September 30, 2004**	December 31, 2003
Cash and cash equivalents	**907**	969
Securities	**124**	106
Loans	**529**	528
Investment in affiliate	**499**	461
Deferred selling commissions	**840**	764
Other assets	**363**	334
Goodwill and intangible assets	**3,286**	3,130
Total assets	**6,548**	6,292
Deposits and certificates	**669**	729
Other liabilities	**1,014**	938
Long-term debt	**1,402**	1,404
Shareholders' equity		
Preferred shares	**360**	360
Common shareholders' equity	**3,103**	2,861
Total liabilities and shareholders' equity	**6,548**	6,292

IGM's on-balance sheet assets totalled $6.55 billion at September 30, 2004, compared with $6.29 billion at December 31, 2003.



IGM's holdings of securities were $124.4 million at September 30, 2004, an increase of $18.1 million or 17.1 per cent from December 31, 2003. Securities currently represent 1.9 per cent of total assets, compared with 1.7 per cent at December 31, 2003. The market value of IGM's portfolio exceeded cost by $115.3 million at September 30, 2004 and $125.1 million at December 31, 2003.

Loans, including mortgages and personal loans, increased marginally to $529.1 million during 2004 and represent 8.1 per cent of total assets, compared with 8.4 per cent at December 31, 2003. Residential loans related to IGM's mortgage banking operations, designated for sale to third parties on a fully serviced basis, increased by $21.3 million, while mortgages and personal loans related to intermediary activities decreased by $20.3 million. During the three months ended September 30, 2004, loans decreased by $121.3 million, primarily due to securitization activities through IGM's mortgage banking operations, as discussed in the Cash Flows section later in this report.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

IGM continues to generate significant cash flows, which are sufficient to meet its operating liquidity requirements. EBITDA totalled $312.8 million and $924.0 million, respectively, for the three- and nine-month periods ended September 30, 2004, compared with $292.5 million and $839.6 million for the same periods in 2003, representing increases of 6.9 per cent and 10.0 per cent, respectively. During the three- and nine-month periods ended September 30, 2004, average consolidated mutual fund assets under management increased by 12.0 per cent and 15.5 per cent, respectively, over 2003 levels.

Other potential sources of liquidity include IGM's portfolio of securities and lines of credit. As at September 30, 2004, the market value of the marketable securities in its portfolios and its unregulated subsidiaries was $218.9 million. Operating lines of credit with various Schedule 1 Canadian chartered banks totalled $235 million, of which $75 million represented committed lines of credit.

Liquidity can also be provided through IGM's demonstrated ability to raise funds in domestic debt and equity markets.



IGM Financial Inc.

CASH FLOWS

For the nine months ended September 30 (in millions of dollars)	2004	2003
Operating activities		
Before payment of commissions	**583.2**	541.9
Commissions paid	**(234.7)**	(173.5)
Net of commissions paid	**348.5**	368.4
Financing activities	**(351.8)**	(171.9)
Investing activities	**(59.0)**	(110.8)
(Decrease) increase in cash and cash equivalents	**(62.3)**	85.7
Cash and cash equivalents, beginning of period	**969.3**	771.5
Cash and cash equivalents, end of period	**907.0**	857.2

Operating activities, before payment of commissions, generated $583.2 million during the nine-month period ended September 30, 2004, as compared with $541.9 million in 2003. Cash commissions of $234.7 million paid in the nine-month period ended September 30, 2004 reflect the increases in mutual fund sales over 2003 levels. Cash commissions paid during the comparable period in 2003 were $173.5 million.

Financing activities during the nine months ended September 30, 2004 compared to the same period in 2003 related primarily to: a decrease of $80.6 million in deposits and certificates in 2004 compared with an increase of $5.0 million in 2003, which relates to changes in demand deposit levels; the payment of regular preferred and common share dividends, which increased to $228.3 million in 2004 from $201.5 million in 2003 as a result of increases in the corporation's common share dividends; the repayment of long-term debt assumed on the acquisition of Investment Planning Counsel in May 2004; and the repurchase of 737,100 common shares under the corporation's normal course issuer bid at a cost of $26.2 million. Other activity in 2003 related to the issue of $300 million in debentures and the repayment of $276 million in long-term debt.

Investing activities during the nine months ended September 30, 2004 compared to the same period in 2003 related primarily to: the acquisition of Investment Planning Counsel, net of cash and cash equivalents assumed, which totalled $63.9 million; the purchase of $59.5 million in securities and securities sales with proceeds of $68.7 million compared with $5.1 million and $76.6 million, respectively, in 2003; and increases in residential mortgages related to IGM's mortgage banking operations (residential mortgages are held on a temporary basis pending sale to third parties on a fully serviced basis), and personal loans of $93.9 million, compared with an increase of $118.2 million in 2003, offset in part by securitizations of $99.6 million in 2004 and $51.6 million in 2003. Other activity in 2003 related to the purchase of, by way of private placement, 2,662,690 common shares of Lifeco, for a total cash consideration of $100 million related to their acquisition of CLFC.



CAPITAL RESOURCES

Shareholders' equity increased to $3.46 billion as at September 30, 2004 from $3.22 billion at December 31, 2003. On May 10, 2004, the corporation issued 734,796 common shares on the acquisition of Investment Planning Counsel with a stated value of $24.4 million. Long-term debt remained at year-end 2003 levels of $1.40 billion.

OUTLOOK

GROWTH OF MUTUAL FUNDS

The mutual fund market continues to play a prominent role in the financial services industry. As at September 30, 2004, mutual fund industry assets in Canada totalled $470.5 billion, a decrease of 1.2 per cent from $476.1 billion at June 30, 2004 and an increase of 7.2 per cent from $438.9 billion at December 31, 2003. The $5.6 billion decrease during the third quarter of 2004 was entirely due to the negative impact of market action. Industry net sales for the quarter were $17 million. The $31.7 billion increase in industry assets in the nine-month period from December 31, 2003 reflects an estimated $11.1 billion increase from market action, which represented 2.5 per cent of year-end 2003 industry assets, net sales of $13.3 billion, and the inclusion of approximately $7.3 billion in new assets that were not previously reported to the IFIC.

THE REGULATORY ENVIRONMENT

REVIEW OF MUTUAL FUND INDUSTRY PRACTICES

In November 2003, the Ontario Securities Commission ("OSC" or the "Commission"), together with the Mutual Fund Dealers Association of Canada ("MFDA") and the Investment Dealers Association of Canada ("IDA"), undertook a review of "late trading" and "market timing" activities in the mutual fund industry. Each of Investors Group and Mackenzie (IGM's reportable segments) has provided detailed information to the regulators in the context of these reviews and continues to co-operate with them in respect to these matters.

On September 20, 2004, staff of the OSC advised Investors Group that they were of the view that certain accounts had been permitted to engage in a frequent-trading, market-timing strategy in certain funds managed by I.G. Investment Management, Ltd. and that such trading, in staff's view, was harmful to the economic interests of long-term unitholders in those funds. Staff of the OSC indicated that, as a result, they were contemplating the commencement of proceedings before the Commission. The MFDA has since expressed similar concerns to Investors Group. Investors Group is in discussions with OSC and MFDA staff with respect to these matters. Staff of the OSC made similar announcements regarding three other fund companies and indicated that its review of other companies in the industry was continuing. OSC staff have also said that their review has revealed no evidence of "late trading"; in addition, they had found no evidence of any "market timing" by any insiders of Investors Group and the other three companies.

On or about October 26, 2004, a motion for authorization to institute a class action was commenced in the Québec Superior Court against a subsidiary of Investors Group and five other mutual fund companies claiming damages and other remedies in respect of alleged market-timing transactions. Investors Group has not yet had an opportunity to review and consider the allegations contained in this claim. IGM cannot determine the outcome of these actions and accordingly is unable to reasonably estimate their impact. As such, no provision has been recorded in the financial statements.



Pargesa Holding S.A.

CONSOLIDATED RESULTS AT SEPTEMBER 30, 2004 (AS REPORTED BY PARGESA)

	Third Quarter		Nine Months		Year
(in millions of Swiss francs) (unaudited)	**2004**	2003	**2004**	2003	2003
Operating contribution of major holdings					
- Consolidated holdings:					
Imerys					
before goodwill amortization	**41.9**	33.9	**120.1**	98.5	134.2
goodwill amortization	**(3.8)**	(4.1)	**(12.3)**	(12.7)	(16.5)
net operating contribution	**38.1**	29.8	**107.8**	85.8	117.7
Bertelsmann					
before goodwill amortization	**13.8**	10.4	**44.5**	(18.2)	61.8
goodwill amortization	**(27.9)**	(30.1)	**(84.5)**	(82.8)	(112.1)
preferential dividend	**--**	--	**50.5**	45.6	45.6
net operating contribution	**(14.1)**	(19.7)	**10.5**	(55.4)	(4.7)
- Non-consolidated holdings (dividends):					
Total	**--**	--	**86.1**	71.9	71.9
Suez	**--**	--	**40.1**	38.4	38.4
Operating contribution of major holdings	**24.0**	10.1	**244.5**	140.7	223.3
Operating contribution of other companies subject to equity accounting					
before goodwill amortization	**2.8**	0.6	**7.4**	3.4	7.2
goodwill amortization	**(0.5)**	(0.9)	**(1.0)**	(2.8)	(3.9)
net operating contribution	**2.3**	(0.3)	**6.4**	0.6	3.3
Operating income contributed by holding companies	**(4.2)**	4.8	**(39.0)**	(26.5)	(34.2)
Operating income	**22.1**	14.6	**211.9**	114.8	192.4
Non-operating income of companies subject to equity accounting	**(0.8)**	22.9	**50.9**	119.9	36.4
Non-operating income of holding companies	**0.3**	0.1	**(2.5)**	(16.0)	(12.5)
Depreciation of goodwill by holding companies	**(2.0)**	(2.2)	**(6.2)**	(6.4)	(8.6)
Net income	**19.6**	35.4	**254.1**	212.3	207.7
Per share (SF)					
Operating income	**13**	8	**126**	68	114
Net income	**12**	21	**151**	126	123
Average number of shares outstanding (thousands)	**1,680**	1,683	**1,680**	1,683	1,683

It should be noted that GBL and Bertelsmann, which follow the IFRS accounting standards, stopped amortizing goodwill effective January 1, 2004. Swiss GAAPs, which are applied to Pargesa, still require goodwill amortization.



Pargesa Holding S.A.

To help read the financial statements and in particular to reconcile the results published by Bertelsmann with its operating contribution recorded in Pargesa's accounts, the results published in 2004 by Pargesa feature a detail of the operating contribution of consolidated holdings before and after amortization of goodwill. Regarding Bertelsmann, Pargesa's share of goodwill recorded in its accounts in 2004 has been determined by Pargesa based on the amount of goodwill recorded in Bertelsmann's consolidated accounts at December 31, 2003, and on the amortization recorded in 2003, corrected to reflect changes of scope, if and when necessary. In accounting for its share of earnings in Pargesa, Power Financial adjusts results as reported by Pargesa to comply with Canadian GAAP, including the reversal of goodwill amortization.

CONSOLIDATED HOLDINGS:

- Imerys recorded a strong performance increase in its four business sectors. The continued rise of volumes sold, first observed in the second quarter, combined with a positive evolution of the product mix and the effect of efficiency programs, largely offset the adverse impact of currency conversion and specific cost-factor increases. Net operating income rose 18.8 per cent to €192.6 million for the first nine months of the financial year. In Swiss francs and after amortization of goodwill, Pargesa's share of Imerys' operating contribution increased 25.6 per cent to SF107.8 million.
- Bertelsmann continued improving its operating performance in a globally more favourable economic environment. The group share of net income at September 30, 2004 totalled €521 million. This figure includes operating EBIT of €812 million, interest expenses of €164 million, €244 million in taxes, minority shareholders' interests of €120 million, as well as extraordinary items amounting to €237 million, including €291 million of net capital gains. Special effects related to the creation on August 1, 2004 of the entity resulting from the merger of BMG's music business and Sony Music Entertainment are not yet included in the third-quarter results. In Swiss francs and after pro forma amortization of goodwill computed by Pargesa, Pargesa's share of Bertelsmann's operating contribution amounted to SF10.5 million. In the second quarter of 2004, Bertelsmann paid GBL the guaranteed dividend of €120 million provided for in the agreement of March 30, 2001 between GBL and Bertelsmann, resulting in a SF93.6 million share for Pargesa. Of this amount, SF50.5 million constituted a preferential dividend, not eliminated in consolidation, which is added to Bertelmann's SF(40.0) million contribution to Pargesa's consolidated results before taking this item into account.

NON-CONSOLIDATED HOLDINGS

The contributions from Suez and Total correspond to the dividends received in the second quarter, unchanged for Suez and increased for Total, compared to the previous year. Suez will not provide any additional contribution during the fourth quarter. However, Total has announced that, under its new distribution policy, it will pay out an interim dividend in the fourth quarter of each year, which, save in exceptional circumstances, will amount to approximately 50 per cent of the dividend for the preceding financial year. In this context, on November 24, 2004, Total announced that on November 24, 2004 it will distribute a gross dividend of €2.4 per share.





NON-OPERATING INCOME

The non-operating income of the companies subject to equity accounting, amounting to SF50.9 million, essentially relates to Pargesa's share of capital gains recorded in 2004 by Bertelsmann, particularly on the sale of U.S. property. As of September 30, 2003, the non-operating income of the companies subject to equity accounting, amounting to SF119.9 million, chiefly reflected Pargesa's share of the capital gain on Bertelsmann's sale of BertelsmannSpringer and barnesandnoble.com.



POWER CORPORATION OF CANADA

Consolidated Interim Financial Statements

As at and for the nine-month period ended September 30, 2004 and 2003 [1]

(1) The Consolidated Interim Financial Statements as at and for the nine-month period ended September 30, 2003 have not been reviewed by the Corporation's auditors.



POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	September 30 2004 (unaudited)	December 31 2003
ASSETS		
Cash and cash equivalents	3,936	4,159
Investments		
Shares	4,097	3,915
Bonds	55,691	54,208
Mortgages and other loans	15,332	15,616
Loans to policyholders	6,628	6,566
Real estate	1,584	1,597
	83,332	81,902
Funds withheld by ceding insurers	2,283	4,142
Investment in affiliates, at equity	1,582	1,574
Goodwill and intangible assets (Note 2)	10,730	10,339
Future income taxes	521	692
Other assets	4,328	4,391
	106,712	107,199
LIABILITIES		
Policy liabilities		
Actuarial liabilities	66,411	66,999
Other	4,317	4,499
Deposits and certificates	669	729
Funds held under reinsurance contracts	4,233	4,655
Long-term debt (Note 3)	3,832	4,289
Future income taxes	604	579
Other liabilities	8,739	8,936
	88,805	90,686
Non-controlling interests	11,417	10,471
SHAREHOLDERS' EQUITY		
Stated capital (Note 4)		
Non-participating shares	546	549
Participating shares	387	373
Contributed surplus (Note 1)	12	-
Retained earnings	5,606	5,093
Foreign currency translation adjustments	(61)	27
	6,490	6,042
	106,712	107,199



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

(in millions of dollars, except per share amounts)	For the three months ended September 30 2004	2003	For the nine months ended September 30 2004	2003
REVENUES				
Premium income (Note 9)	3,087	(2,365)	10,438	3,253
Net investment income	1,342	1,389	4,143	3,384
Fees and media income	1,115	997	3,360	2,819
	5,544	21	17,941	9,456
EXPENSES				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds (Note 9)	3,387	(2,059)	11,489	4,222
Commissions	449	400	1,345	957
Operating expenses	855	874	2,615	2,212
Interest expense	62	61	189	158
	4,753	(724)	15,638	7,549
	791	745	2,303	1,907
Share of earnings of affiliates	18	13	85	59
Other income (charges), net (Note 6)	(12)	739	(12)	729
Earnings before income taxes and non-controlling interests	797	1,497	2,376	2,695
Income taxes	211	224	610	565
Non-controlling interests	358	593	1,049	1,063
Net earnings	228	680	717	1,067
Earnings per participating share (Note 7)				
Basic	0.50	1.51	1.57	2.35
Diluted	0.49	1.48	1.54	2.31



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

(in millions of dollars)	For the nine months ended September 30 2004	2003
Retained earnings, beginning of year		
As previously reported	5,093	4,126
Change in accounting policy (Note 1)	(4)	-
As restated	5,089	4,126
Add		
Net earnings	717	1,067
	5,806	5,193
Deduct		
Dividends		
Non-participating shares	22	22
Participating shares	182	154
Premium on Subordinated voting shares purchased for cancellation	3	-
Other	(7)	7
	200	183
Retained earnings, end of period	5,606	5,010



POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in millions of dollars)	For the three months ended September 30 2004	2003	For the nine months ended September 30 2004	2003
Operating activities				
Net earnings	228	680	717	1,067
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	(1,507)	(3,685)	173	(3,756)
Decrease (increase) in funds withheld by ceding insurers	1,589	(38)	1,859	131
Increase (decrease) in funds held under reinsurance contracts	-	4,735	-	4,735
Amortization and depreciation	24	29	72	76
Future income taxes	(30)	(65)	65	(75)
Non-controlling interests	358	593	1,049	1,063
Dilution gain	-	(894)	-	(894)
Other	281	(77)	(1,040)	380
	943	1,278	2,895	2,727
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(150)	(130)	(427)	(329)
Non-participating shares	(7)	(7)	(22)	(21)
Participating shares	(64)	(54)	(182)	(154)
	(221)	(191)	(631)	(504)
Issue of subordinate voting shares	3	2	14	5
Repurchase of participating shares for cancellation	-	-	(3)	-
Repurchase of non-participating shares for cancellation	(1)	(1)	(3)	(3)
Issue of common shares by subsidiaries	3	126	63	145
Issue of preferred shares by subsidiaries	300	-	300	350
Redemption of preferred shares by subsidiaries	-	(102)	-	(252)
Repurchase of common shares by subsidiaries	(32)	(33)	(143)	(89)
Issue of commercial paper and other loans	-	983	-	983
Issue of long-term debt	-	-	-	1,150
Repayment of long-term debt	(250)	(128)	(473)	(403)
Other	(50)	105	(89)	113
	(248)	761	(965)	1,495
Investment activities				
Bond sales and maturities	7,454	11,852	27,657	26,688
Mortgage loan repayments	599	676	1,700	1,317
Sale of shares	325	318	1,069	685
Proceeds from securitization	90	-	100	52
Change in loans to policyholders	27	(381)	(165)	(454)
Change in repurchase agreements	154	663	257	466
Reinsurance transactions	3	-	(433)	-
Acquisition of Canada Life Financial Corporation	-	(1,826)	-	(1,826)
Acquisition of Investment Planning Counsel Inc.	-	-	(64)	-
Investment in subsidiaries	-	153	-	(7)
Investment in bonds	(8,279)	(10,993)	(29,449)	(27,419)
Investment in mortgage loans	(554)	(1,072)	(1,499)	(1,447)
Investment in shares	(344)	(209)	(1,290)	(574)
Other	(17)	230	(36)	371
	(542)	(589)	(2,153)	(2,148)
Increase (decrease) in cash and cash equivalents	153	1,450	(223)	2,074
Cash and cash equivalents, beginning of period	3,783	3,625	4,159	3,001
Cash and cash equivalents, end of period	3,936	5,075	3,936	5,075



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

September 30, 2004

Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Corporation of Canada at September 30, 2004 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2003, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2003.

Stock Based Compensation

Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of prior years' financial statements and, results in a $4 million reduction in retained earnings and $4 million increase in contributed surplus. See also Note 4.

Hedging Relationships

Accounting Guideline 13 - Hedging Relationships (AcG-13) specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation, and effectiveness of hedges and the discontinuance of hedge accounting. Subsequent to January 1, 2004, derivatives that do not qualify for hedge accounting will be carried at fair value on the consolidated balance sheets, and changes in fair value will be recorded in the consolidated statements of earnings. Non-qualifying derivatives will continue to be utilized on a basis consistent with the risk management policies of the Corporation and will be monitored by the Corporation for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met. The Corporation reassessed its hedging relationships as at January 1, 2004 and determined that the adoption of the new recommendation did not have a material effect on the Corporation's consolidated financial statements.

Interim Financial Statements

Effective June 30, 2004, the CICA Handbook Section 1751 Interim Financial Statements was amended to require disclosure of the total benefit cost for employee future benefits. (see Note 12)

Name change of a subsidiary

During the second quarter of 2004, Investors Group Inc. received shareholder and regulatory approval to change its name to IGM Financial Inc. (IGM).

Comparative figures

Certain of the 2003 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.



Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the nine months ended September 30, 2004 is as follows:

(in millions of dollars)	Goodwill	Intangible assets	Total
Balance, beginning of year	8,012	2,327	10,339
Change in allocation of the purchase price of Canada Life Financial Corporation (CLFC)	66	127	193
Acquisition of Investment Planning Counsel Inc. (IPC) (Note 11)	125	33	158
Amortization of finite life intangible assets		(15)	(15)
Additional investments in subsidiaries and other	58	(3)	55
Balance, end of period	8,261	2,469	10,730

At September 30, 2004, intangible assets are composed of finite life intangibles ($488 million) subject to amortization and indefinite life intangibles ($1,981 million).

The indefinite life intangible assets represent the fair value of mutual fund management and customer related contracts ($946 million), trade names ($268 million), brands and trademarks ($413 million) and the shareholders' portion of acquired future participating profits ($354 million).

The change in the allocation of the purchase price of CLFC consists of decreases in the values of bonds and other assets acquired of $91 million, increases in the value of intangible assets of $127 million (finite life intangible assets relating to distribution channels), increases in the value of policy liablilities assumed of $164 million and decreases in the value of other liabilities assumed of $62 million.



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 3. Long-term Debt

(in millions of dollars)	September 30 2004	December 31 2003
Power Financial Corporation		
7.65% debentures, due January 5, 2006	150	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
Floating Bankers' Acceptance, due May 30, 2006	175	175
6.75% Debentures 2001 Series, due May 9, 2011	450	450
6.58% Debentures 2003 Series, due March 7, 2018	150	150
6.65% Debentures 1997 Series, due December 13, 2027	125	125
7.45% Debentures 2001 Series, due May 9, 2031	150	150
7.00% Debentures 2002 Series, due December 31, 2032	175	175
7.11% Debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Five year term facility of which $118 bears interest at Canadian 91-day Bankers' Acceptance rate and $31 at 91-day LIBOR rate	149	596
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	275	278
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	209	210
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
Series B 6.40% Debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048. Unsecured (US $175)	221	226
Other notes payable with interest of 8.0%	11	12
Other		
Bank loan at prime plus a premium varying between 0.875% and 3.750%	91	91
	3,832	4,289



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 4. Capital stock and Stock option plan

Stated Capital

(in millions of dollars)	September 30 2004	December 31 2003
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized - Unlimited number of shares		
Issued - 919,878 *(2003 - 979,878)* shares	46	49
Series A First Preferred Shares		
Authorized and issued - 6,000,000 shares	150	150
Series B First Preferred Shares		
Authorized and issued - 8,000,000 shares	200	200
Series C First Preferred Shares		
Authorized and issued - 6,000,000 shares	150	150
	546	549
Participating shares		
Participating Preferred Shares		
Authorized - Unlimited number of shares		
Issued - 48,854,772 shares	27	27
Subordinate Voting Shares		
Authorized - Unlimited number of shares		
Issued - 395,673,064 *(2003 - 393,859,900)* shares	360	346
	387	373

On July 13, 2004, the holders of Subordinate Voting Shares and Participating Preferred Shares of the Corporation approved a subdivision of the Corporation's Subordinate Voting Shares and Participating Preferred Shares on a two-for-one basis. The subdivision, which was effective July 23, 2004, increased the number of Subordinate Voting Shares outstanding from 197,608,500 to 395,217,000 Subordinate Voting Shares and the number of Participating Preferred Shares outstanding from 24,427,386 to 48,854,772 Participating Preferred Shares.



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 4. Capital stock and Stock option plan (Con't)

Stock-Based Compensation

Starting in 2004, compensation expense is recorded for options granted under the Corporation's and its subsidiaries' stock option plans since January 1, 2002, based on the fair value of the options at the grant date, amortized over the vesting period. Compensation expense of $12 million has been recognized for the nine months ended September 30, 2004.

Under the Corporation's stock option plan 1,662,100 options were granted during the second quarter of 2004 (no options were granted in the first and third quarters of 2004 and no options were granted in 2003). The fair value of options granted ($7.92 per option) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2%, expected volatility of 24%, risk-free interest rate of 5% and expected life of 7 years. In addition, stock options were granted by subsidiaries.

For the nine-month period ended September 30, 2003, the intrinsic value based method of accounting for stock options was applied. Under this method, no compensation expense is recorded for options granted by the Corporation and its subsidiaries. Had the fair value based accounting method been applied for the options granted since January 1, 2002, the Corporation's net earnings for the nine-month period ended September 30, 2003 would have been reduced by less than $3 million and earnings per participating share would have been reduced by less than $0.005.

Options were outstanding at September 30, 2004 to purchase, until May 16, 2014, 16,484,940 subordinate voting shares at various prices from $4.57813 to $26.375 per share. For the nine-month period ended September 30, 2004, 1,949,164 shares (950,940 in 2003) were issued under the Corporation's plan for an aggregate consideration of $14 million ($5 million in 2003).

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure *(in millions of dollars)*

For the three months ended September 30, 2004	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	3,087				3,087
Net investment income	1,272	37		33	1,342
Fees and media income	555	490		70	1,115
	4,914	527	-	103	5,544
EXPENSES					
Insurance claims	3,387				3,387
Commissions	297	155		(3)	449
Operating expenses	625	128		102	855
Interest expense	-	19		43	62
	4,309	302	-	142	4,753
	605	225	-	(39)	791
Share of earnings of affiliates			20	(2)	18
Other income - net	(8)	-	(2)	(2)	(12)
Earnings before the following	597	225	18	(43)	797
Income taxes	141	66	-	4	211
Non-controlling interests	264	100	6	(12)	358
Contribution to consolidated net earnings	192	59	12	(35)	228

Information on profit measure *(in millions of dollars)*

For the three months ended September 30, 2003	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
REVENUES					
Premium income	(2,365)				(2,365)
Net investment income	1,316	42		31	1,389
Fees and media income	498	433		66	997
	(551)	475	-	97	21
EXPENSES					
Insurance claims	(2,059)				(2,059)
Commissions	288	117		(5)	400
Operating expenses	660	122		92	874
Interest expense	-	20		41	61
	(1,111)	259	-	128	(724)
	560	216	-	(31)	745
Share of earnings of affiliates			13	-	13
Other income - net	(21)	15	32	713	739
Earnings before the following	539	231	45	682	1,497
Income taxes	155	70		(1)	224
Non-controlling interests	231	101	15	246	593
Contribution to consolidated net earnings	153	60	30	437	680

POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 5. Segmented information

Information on profit measure ***(in millions of dollars)***

For the nine months ended September 30, 2004	**LIFECO**	**IGM**	**PARJOINTCO**	**OTHER**	**TOTAL**
REVENUES					
Premium income	10,438				10,438
Net investment income	3,921	116		106	4,143
Fees and media income	1,674	1,455		231	3,360
	16,033	1,571	-	337	17,941
EXPENSES					
Insurance claims	11,489				11,489
Commissions	902	453		(10)	1,345
Operating expenses	1,903	391		321	2,615
Interest expense	-	56		133	189
	14,294	900	-	444	15,638
	1,739	671	-	(107)	2,303
Share of earnings of affiliates			88	(3)	85
Other income - net	(26)	-	14	-	(12)
Earnings before the following	1,713	671	102	(110)	2,376
Income taxes	408	201		1	610
Non-controlling interests	755	295	34	(35)	1,049
Contribution to consolidated net earnings	550	175	68	(76)	717

Information on profit measure ***(in millions of dollars)***

For the nine months ended September 30, 2003	**LIFECO**	**IGM**	**PARJOINTCO**	**OTHER**	**TOTAL**
REVENUES					
Premium income	3,253				3,253
Net investment income	3,167	122		95	3,384
Fees and media income	1,330	1,268		221	2,819
	7,750	1,390	-	316	9,456
EXPENSES					
Insurance claims	4,222				4,222
Commissions	621	349		(13)	957
Operating expenses	1,554	374		284	2,212
Interest expense	-	62		96	158
	6,397	785	-	367	7,549
	1,353	605	-	(51)	1,907
Share of earnings of affiliates			59		59
Other income - net	(21)	15	22	713	729
Earnings before the following	1,332	620	81	662	2,695
Income taxes	376	200		(11)	565
Non-controlling interests	534	262	27	240	1,063
Contribution to consolidated net earnings	422	158	54	433	1,067



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 6. Other income (charges), net

(in millions of dollars)	For the three months ended September 30 2004	2003	For the nine months ended September 30 2004	2003
Share of Pargesa's non-operating earnings	(2)	32	14	22
Gain resulting from the dilution of the Corporation's interest in Lifeco	-	894	-	894
Gain resulting from the dilution of the Corporation's interest in IGM	-	-	8	-
Restructuring costs (Note 8)	(8)	(21)	(26)	(21)
Other	(2)	(166)	(8)	(166)
	(12)	739	(12)	729

Note 7. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per paticipating share computations:

For the three months ended September 30 *(in millions of dollars)*	2004	2003
Net earnings	228	680
Dividends on non-participating shares	(7)	(8)
Net earnings available to participating shareholders	221	672
Weighted number of participating shares outstanding *(millions)*		
Basic	444.3	445.0
Exercise of stock options	16.5	17.4
Shares assumed to be repurchased with proceeds from exercise of stock options	(7.7)	(9.5)
Weighted number of participating shares outstanding *(millions)*		
Diluted	453.1	452.9

For the nine months ended September 30 *(in millions of dollars)*	2004	2003
Net earnings	717	1,067
Dividends on non-participating shares	(22)	(22)
Net earnings available to participating shareholders	695	1,045
Weighted number of participating shares outstanding *(millions)*		
Basic	443.8	444.7
Exercise of stock options	16.5	17.4
Shares assumed to be repurchased with proceeds from exercise of stock options	(8.0)	(9.9)
Weighted number of participating shares outstanding (denominator) *(millions)*		
Diluted	452.3	452.2



Note 8. Restructuring costs

Following the acquisition of CLFC on July 10, 2003, Lifeco developed a plan to restructure and integrate the operations of CLFC with its wholly owned subsidiaries The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A). Costs are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations, facilities, systems and compensation costs. These costs are included in the consolidated statements of earnings in Other Income (Charges).

Significant administrative activities performed by CLFC prior to July 10, 2003 are being exited, restructured and integrated with the activities performed by Great-West, London Life and GWL&A. In Canada, selected administrative functions, facilities and systems are being restructured and integrated with Great-West and London Life functions. These activities are expected to be substantially completed by the end of 2005. In Europe, selected administrative functions, facilities and systems are being restructured and non-strategic international operations and locations are being exited. These activities are expected to be substantially completed by the end of 2005. In the United States, selected administrative functions, facilities and systems are being restructured and integrated with GWL&A functions. These activities are expected to be substantially completed by the end of 2004.

Expected total restructuring costs were revised during the second quarter of 2004 from $497 million to $448 million. The revised expected total restructuring costs primarily reflect lower compensation costs being incurred. The costs include approximately $350 million that was recognized as part of the finalization of the allocation of the purchase equation of CLFC, a reduction of $62 million from December 31, 2003 estimate of $412 million. Costs of approximately $98 million are expected to be charged to income as incurred, an increase of $13 million from December 31, 2003 estimate of $85 million.

The following details the amount and status of restructuring and exit program costs for the period ended September 30, 2004.

(in millions of dollars)	Expected Total costs	Amounts utilized - 2003	Amounts utilized - 2004	Total amounts utilized	Balance September 30, 2004
Eliminating duplicate systems	128	13	41	54	74
Exiting and consolidating operations	115	28	40	68	47
Compensation costs	205	84	76	160	45
	448	125	157	282	166
Accrued on acquisition	350	94	131	225	125
Expense as incurred	98	31	26	57	41
	448	125	157	282	166

Note 9. Reinsurance transactions

During the first quarter of 2004, Lifeco's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $426 million associated with the transaction have been recorded on the consolidated statement of earnings as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities. For the consolidated balance sheet, this transaction resulted in a reduction of cash and other assets of $436 million, a reduction of policyholder liabilities of $403 million, and a reduction of other liabilities of $33 million.

Note 10. Commitments

London Reinsurance Group Inc. (LRG), an indirect subsidiary of Lifeco has a syndicated letter of credit facility providing U.S. $1,100 million in letters of credit capacity. At December 31, 2003 LRG had issued U.S. $925 million in letters of credit under the facility. On January 5, 2004 two transactions resulted in the reduction of total issued letters of credit to U.S. $818 million. LRG has issued U.S. $764 million in letters of credit as at September 30, 2004 for this facility.



Note 11. Acquisition of Investment Planning Counsel Inc. (IPC)

On May 10, 2004, IGM acquired 74.7% of the outstanding common shares of IPC, a Canadian financial services company. The results of its operations have been included in the consolidated financial statements since that date.

The aggregate purchase price was $100 million, including $76 million of cash, including transaction costs, and common shares valued at $24 million. The value of the 734,796 common shares issued was determined based on the weighted-average market price of IGM's shares over the two-day period before and after the terms of the acquisition was agreed to and announced.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation is preliminary and based on IGM's best estimates. The final purchase price allocations will be completed as soon as IGM has gathered all the significant information considered necessary in order to finalize this allocation.

	(in millions of dollars)
Fair value of assets acquired:	
Cash and cash equivalents	12
Deferred selling commissions	8
Other assets	26
Finite-life intangible assets	33
	79
Liabilities assumed:	
Deposits	21
Other liabilities	52
Future income taxes	8
Long-term debt	23
	104
Fair value of net assets acquired	(25)
Goodwill and other intangible assets	125
Total purchase consideration	100

Included in Other liabilities are accruals for contract termination costs of $27 million which were paid during the second quarter, and other restructuring costs of $9 million related to the acquisition.

Note 12. Pension Plans and Other Post Retirement Benefits

The total benefit costs for the periods ending September 30, 2004 included in operating expenses are as follows:

(in millions of dollars)	For the three months ended September 30 2004	For the nine months ended September 30 2004
Pension benefits	13	50
Other benefits	10	41
	23	91



POWER CORPORATION OF CANADA

Notes to consolidated financial statements
(unaudited)

Note 13. Securitizations

During the third quarter, IGM securitized $90 million of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $90 million. IGM's retained interest in the securitized loans was valued at $2 million. A pre-tax gain on sale of $1 million was recognized and reported in Net investment income in the consolidated statements of earnings.

During the nine months ended September 30, 2004, IGM securitized $100 million of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $100 million. IGM's retained interest in the securitized loans was valued at $2 million. A pre-tax gain on sale of $1 million was recognized and reported in Net investment income in the consolidated statements of earnings.

Note 14. Contingencies

In November 2003, the Ontario Securities Commission ("OSC" or the "Commission"), together with the Mutual Fund Dealers Association of Canada ("MFDA") and the Investment Dealers Association of Canada ("IDA"), undertook a review of "late trading" and "market timing" activities in the mutual fund industry. Each of Investors Group and Mackenzie (IGM's reportable segments) has provided detailed information to the regulators in the context of these reviews and continue to cooperate with them in respect of these matters.

On September 20, 2004, staff of the OSC advised Investors Group that they were of the view that certain accounts had been permitted to engage in a frequent trading market timing strategy in certain funds managed by I.G. Investment Management, Ltd. and that such trading, in staff's view, was harmful to the economic interests of long-term unitholders in those funds. Staff of the OSC indicated that, as a result, they were contemplating the commencement of proceedings before the Commission. The MFDA has since expressed similar concerns to Investors Group. Investors Group is in discussions with OSC and MFDA staff with respect to these matters. Staff of the OSC made similar announcements regarding three other fund companies and indicated that its review of other companies in the industry was continuing. OSC staff have also said that their review has revealed no evidence of "late trading"; in addition, they had found no evidence of any "market timing" by any insiders of Investors Group and the other three companies.

On or about October 26, 2004, a motion for authorization to institute a class action was commenced in the Quebec Superior Court against a subsidiary of Investors Group and five other mutual fund companies claiming damages and other remedies in respect of alleged market timing transactions. Investors Group has not yet had an opportunity to review and consider the allegations contained in this claim.

IGM cannot determine the outcome of these actions and accordingly is unable to reasonably estimate their impact. As such, no provision has been recorded in the financial statements.



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